Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND AMONG

PHIBRO ANIMAL HEALTH CORPORATION,

PHIBRO ANIMAL HEALTH S.A.

AND

ZOETIS INC.

Dated as of April 28, 2024

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EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Assignment Agreement and Bill of Sale
Exhibit C	Allocation Schedule

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PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of April 28, 2024 (this “Agreement”), is by and among Zoetis Inc., a Delaware corporation (“Seller”), Phibro Animal Health Corporation, a Delaware corporation (“Purchaser 1”), and Phibro Animal Health S.A., a Belgian company (“Purchaser 2”, and each of Purchaser 1 and Purchaser 2, a “Purchaser”, and collectively, the “Purchasers”, and together with Seller, the “Parties” and each, a “Party”).

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the Business; and

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller Entities shall sell, assign, transfer and convey to the Purchasers, and the Purchasers shall purchase, acquire and accept from the Seller Entities, all of their right, title and interest in and to the Purchased Assets, and the Purchasers shall assume the Assumed Liabilities (the “Transaction”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1Definitions. As used herein, the following terms have the meanings set forth below:

“Acquisition Proposal” means, other than the transactions contemplated hereby, any inquiry, proposal or offer for (a) any direct or indirect sale, lease, transfer or other disposition, in one or a series of related transactions, of all or more than 50% of the Purchased Assets or the Business, taken as a whole, by any Person or group of related Persons, or (b) any acquisition by any Person or group of related Persons, in one or a series of related transactions, of more than 50% of the total equity securities (determined by either total voting power or fair market value) of any of the Purchased Entities.

“Additional Business Products” means collectively or individually the medicated feed products in the U.S. or any foreign jurisdiction (including water soluble and solid feed additives) that (i) are owned by Seller or its Subsidiaries (including the Purchased Entities), (ii) were maintained, manufactured, distributed or sold by Seller or its Subsidiaries (including the Purchased Entities) within the 5 year period prior to the Closing, (iii) have the same active pharmaceutical ingredients as the Business Products and (iv) were distributed or sold under the same trademark as the Business Products; provided, that Additional Business Products shall in no event include any Business Products or ALBAC®.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided that, from and after the Closing, (a) none of the Purchased Entities shall be considered an Affiliate of Seller or any of its Affiliates, and (b) none of Seller or its Affiliates shall be considered an Affiliate of any Purchased Entity.

“Ancillary Agreements” means the Transition Services Agreement, the Assignment Agreement and Bill of Sale, the Distribution Agreements and each other agreement, instrument or certificate entered into in connection with the transactions contemplated hereby, including all exhibits, schedules, annexes, supplements and amendments to any of the foregoing.

“Business” means, subject to the following sentence, the business, operations, products, services and activities related to manufacturing, distribution, marketing and selling of the Business Products, or otherwise exclusively relating to the medicated feed additive business (including liquid and solid feed additives) as carried on by Seller (directly or indirectly through its Subsidiaries, including the business, operations, products, services and activities of the Purchased Entities), in each case as conducted immediately prior to the Closing by Seller and its Subsidiaries. Seller and each Purchaser agree that the “Business” shall not include (a) the businesses, operations, products, services and activities set forth on Section 1.1(a) of the Seller Disclosure Schedules or (b) any other businesses, operations, products, services or activities of Seller or its Subsidiaries (clauses (a) and (b) collectively, the “Retained Business”).

“Business Contingent Worker” means each individual who is an independent contractor, consultant, any other non-employee worker or third-party agency worker who is actively providing services to a member of the Seller Group or a Purchased Entity immediately prior to the Closing and set forth on Section 1.1(b) of the Seller Disclosure Schedules, each of whom primarily dedicates his or her working time to the Business, which schedule may be updated by Seller from time to time prior to the Closing, with the prior written approval of the Purchasers if such approval is otherwise required under Section 5.2(b).

“Business Day” means any day, other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Employee” means each employee of any member of the Seller Group or a Purchased Entity who is either (a) set forth on Section 3.20(a)(i) of the Seller Disclosure Schedules, each of whom primarily dedicates his or her working time to the Business or (b) set forth on Section 3.20(a)(ii) of the Seller Disclosure Schedules, either of which schedule in clauses (a) and (b) may be updated by Seller from time to time prior to the Closing with the prior written approval of the Purchasers if such approval is otherwise required under Section 5.2(b), and in each case, may include, for the avoidance of doubt, an individual who is not actively working as of the Closing as a result of an illness, injury or leave of absence approved by the applicable human resources department or otherwise taken in accordance with applicable Law (including long-term disability).

“Business Material Adverse Effect” means any event, change, state of facts, occurrence, circumstance, development or effect that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the

Business taken as a whole; provided, however, that no such event, change, state of facts, occurrence, circumstance, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) general conditions or trends in the industries in which the Business operates; (b) general political, economic, business, monetary, financial or capital or credit market conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets), including with respect to government spending, budgets and related matters; (c) any (i) geopolitical conditions, military conflict or actions, outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism, rebellion or insurrection, acts of espionage or (ii) acts of cyberterrorism or any escalation or general worsening of any of the foregoing specified in clauses (i) and (ii), or any action taken by any Governmental Entity in response to any of the foregoing specified in clauses (i) and (ii); (d) earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires, epidemics, pandemics (including any escalation, general worsening, easing, or other change in the state of Covid-19), disease outbreaks or acts of God, or any other conditions resulting from natural or manmade disasters or weather developments; (e) the failure of the financial or operating performance of the Seller Group, the Purchased Entities or the Business to meet internal or external (including Purchasers or analyst) projections, forecasts or budgets for any period (provided that this clause (e) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any such projections, forecasts or budgets and no such representations or warranties are being made; provided, further, that the exception in this clause (e) shall not prevent or otherwise affect a determination that any underlying change that is the cause of such failure has resulted in a Business Material Adverse Effect); (f) any matter set forth on Section 1.1(c) of the Seller Disclosure Schedules; (g) any action taken or omitted to be taken by Seller or its Subsidiaries solely to the extent such action or omission was at Purchasers’ express written request in accordance with and subject to the terms of this Agreement; (h) compliance with the covenants and other express terms of this Agreement (including the impact on or any loss of Business Employees, customers, suppliers, relationships with Governmental Entities or other business relationships resulting from any of the foregoing); (i) the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby solely as a result of the identity of either Purchaser or their Affiliates (including the impact on or any loss of customers, suppliers, relationships with Governmental Entities or other business relationships resulting from any of the foregoing) (provided that this clause (i) shall not apply with respect to the representations and warranties in Section 3.4 or Section 3.5 or any condition to any Party’s obligation to consummate the Transaction relating to such representations and warranties); (j) changes in any Law (including any proposed Law) or GAAP or other applicable accounting principles or standard or any interpretations of any of the foregoing, in each case, following the date hereof; or (k) any Excluded Assets or Retained Liabilities; provided that any adverse events, changes, state of facts, occurrences, circumstances, developments or effects resulting from the matters described in clauses (a), (b), (c) and (d) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate adverse effect on the Purchased Entities and the Business, taken as a whole, relative to businesses that operate in the industries or geographic areas in which the Business operates (in which case only such incremental materially disproportionate adverse effect may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Business Products” means, collectively or individually, the products (including all raw materials and ingredients) that are or were manufactured, distributed or sold by Seller or its Subsidiaries (including the Purchased Entities) set forth on Section 1.1(d) of the Seller Disclosure Schedules.

“Business Technology Deliverables” means Technology that (a) are exclusively related to, exclusively used in or exclusively held for use in the Business, (b) are located at the Transferred Real Property and used in, and necessary for, the operation of the Business as of the Closing, or (c) constitute the know-how of the Business Employees to the extent related to the Business; provided that Business Technology Deliverables does not include Information Technology and any books and records.

“Cash” means an amount equal to the sum of, without duplication, (a) all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, marketable securities, short-term deposits, securities and brokerage accounts (including, in each case, any accrued interest thereon), in each case of the Purchased Entities, plus (b) deposits in transfer, wires, drafts and checks in transit issued to or received by the Purchased Entities but not yet posted (net of outstanding but uncleared wires, drafts and checks written or issued by the Purchased Entities), in each case, such amounts calculated in a manner consistent with the Transaction Accounting Principles.

“Chinese Purchased Entity” means Zoetis Suzhou Manufacturing Co., Ltd.

“Closing Cash” means the Cash of the Purchased Entities as of the Closing; provided, that “Closing Cash ” shall not include any Cash held by the Chinese Purchased Entity as of the Closing in excess of the Chinese Operating Cash Amount (such excess amount, the “Excess Restricted Cash”).

“Closing Gross Profit” means the Gross Profit of the Business for the fiscal year ended December 31, 2023, derived from the Audited Financial Statements for the fiscal year ended December 31, 2023, delivered by Seller pursuant to Section 5.19(a).

“Closing Indebtedness” means the Indebtedness of the Purchased Entities as of the Closing.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash, plus (c) the Estimated WC Adjustment Amount (which may be a positive or negative number, or zero), minus (d) the Estimated Closing Indebtedness, plus (e) the Estimated Gross Profit Adjustment Amount (which may be a negative number or zero, but not a positive number).

“Closing Working Capital” means the Working Capital of the Business as of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other Contract with any labor organization, union, or associations, works council or other agency or employee representative body.

“Combined Tax Return” means any combined, consolidated, affiliated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and any of the Purchased Entities, on the other hand.

“Completed Phase I Reports” means Phase I Environmental Site Assessments satisfying the All Appropriate Inquiry standard as defined in 40 C.F.R. § 312.20 for the following properties: (a) 601 Beam Street, Salisbury, Maryland; (b) 1020 Northwest 10th Street, Eagle Grove, Iowa; and (c) 400 State Street, Chicago Heights, Illinois.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment.

“Contract” means any written or oral legally binding contract, agreement, sales order, purchase order, tender, lease, license, commitment, loan or credit agreement, indenture or agreement, or any other legally binding contractual obligation, commitment or understanding, other than any Seller Benefit Plan, any Collective Bargaining Agreement or any Permit.

“Covered Losses” means losses, Liabilities, claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), Taxes, penalties and reasonable attorneys’ and accountants’ fees and disbursements, in each case that are due and payable; provided that Covered Losses shall not include any consequential, special or punitive damages except (a) to the extent actually awarded against an Indemnified Party in connection with a Third-Party Claim or (b) solely in respect of consequential or special damages, to the extent reasonably foreseeable.

“Covid-19” means SARS-CoV-2 or Covid-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Data Protection Laws” means in each case to the extent relating to the protection, use, transmission, or processing of Personal Data, data privacy or cybersecurity in any relevant jurisdiction: (a) all applicable Laws; and (b) Contracts to which the Purchased Entities (or with respect to the Business, Seller and its Subsidiaries) have entered into or are otherwise bound.

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to Contamination, Hazardous Materials, public or worker health or safety, pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at any relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or at any relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Information” means any (a) description of all or any portion of the Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (b) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (c) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (d) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (e) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2022, (f) financial information that Seller or its Subsidiaries do not maintain in the ordinary course of business, (g) information not reasonably available to Seller or its Subsidiaries under their respective current reporting systems, or (h) (x) footnote disclosures or (y) pro forma financial information or pro forma financial statements (other than, in the case of clauses (c), (f), (g) and (h)(x), to the extent specifically enumerated in and required by Section 5.19).

“Excluded Taxes” means any Taxes (a) imposed with respect to the Excluded Assets, the Retained Liabilities or any Combined Tax Return or (b) imposed on or payable by any member of the Seller Group (other than any Transfer Taxes).

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FDA” means the United States Food and Drug Administration.

“FDA Laws” means all Laws applicable to the operation of the Business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of animal drugs and medicated feeds including, without limitation the FDCA and the rules and regulations promulgated and enforced by FDA thereunder and all comparable state, federal or foreign Laws relating to any of the foregoing.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act.

“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Entity).

“Financing Information” means the Business Financial Information; provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require Seller or its Subsidiaries to provide (or be deemed to require Seller or its Subsidiaries to prepare) any reviewed or audited financial statements or other financial information other than as expressly set forth in Section 3.7(a) or Section 5.19, nor any Excluded Information whatsoever. If Seller shall in good faith believe that the Financing Information has been delivered to the Purchasers, Seller may deliver to the Purchasers a written notice to that effect (stating when it believes the delivery of the Financing Information to the Purchasers was completed), in which case Seller shall be deemed to have complied with such obligation to furnish the Financing Information and the Purchasers shall be deemed to have received the Financing Information, unless the Purchasers in good faith reasonably believes that Seller has not completed delivery of the Financing Information and not later than 5:00 p.m. (New York City time) two (2) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with specificity which such Financing Information Seller has not delivered); provided, that notwithstanding the foregoing, the delivery of the Financing Information shall be satisfied at any time which (and so long as) the Purchasers shall have actually received the Financing Information, regardless of whether or when any such notice is delivered by Seller. Seller’s or its Subsidiaries’ filing with the SEC pursuant to the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder of any required audited financial statements with respect to it that is publicly available on Form 10-K or required unaudited financial statements with respect to it that is publicly available on Form 10-Q, in each case, will satisfy the requirements of this definition.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide a Purchaser or any of its Subsidiaries Financing pursuant to the Commitment Letter (the “Financing Entities”), and their respective Representatives; provided, that neither Purchaser nor any Affiliate thereof shall be a Financing Party.

“Former Employee” means any individual whose employment with the Seller Group or a Purchased Entity (to the extent such individual employed by a Purchased Entity was not primarily dedicated to the Business) is terminated prior to the Closing.

“GAAP” means U.S. generally accepted accounting principles, as in effect from time to time.

“Governmental Entity” means any national, state, provincial, local, regional, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, provincial, local, supranational or foreign governmental authority or instrumentality, or any arbitral body (public or private), or any other entity or body with administrative, executive, judicial, regulatory, taxing or similar authority of any nature.

“Gross Profit” means an amount equal to (a) revenue of the Business minus (b) cost of sales of the Business, calculated in a manner consistent with the illustrative example set forth in the Sample Closing Statement.

“Gross Profit Adjustment Amount” means (a) the Closing Gross Profit minus (b) the Target Gross Profit; provided that the Gross Profit Adjustment Amount shall be deemed zero if the Closing Gross Profit is greater than or equal to $109,678,500 (the “Lower Bound”); provided, further, that if the Closing Gross Profit is less than the Lower Bound, the Gross Profit Adjustment Amount shall equal (i) the incremental amount by which the Closing Gross Profit is less than the Lower Bound, (ii) multiplied by two (2). For illustrative purposes, if the Closing Gross Profit is equal to: (y) $115,000,000 or $109,678,500, the Gross Profit Adjustment Amount shall be zero; and (z) $108,000,000, the Gross Profit Adjustment Amount shall be -$3,357,000.

“Hazardous Material” means any substance, pollutant, contaminant, material or waste for which Liability or standards of conduct may be imposed under Environmental Law or that is otherwise classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials, per- or polyfluoroalkyl substances, lead, mold, noise, odor and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Tax” means any Tax imposed on or measured by reference (in whole or in part) to gross or net income, profits, or capital gains (however denominated).

“Indebtedness” means, as of any time, an amount equal to the sum of, without duplication, the following obligations of a Person, in each case calculated in a manner consistent with the Transaction Accounting Principles: (a) the outstanding indebtedness for borrowed money (other than trade payables arising in the ordinary course of business); (b) all obligations evidenced by bonds (other than letters of credit, surety bonds or bank guarantees), debentures or notes; (c) all outstanding obligations in respect of letters of credit, surety bonds or bank guarantees, in each case solely to the extent funds have been drawn and are payable thereunder; (d) all guarantees by such Person of indebtedness of other Persons for borrowed money or evidenced by bonds, debentures, notes or similar instruments, in each case solely to the extent such guarantees are actually called upon and funds are payable thereunder; (e) the Separate Company Accrued Tax Amount; (f) [reserved]; (g) leases recorded as capital or finance leases under GAAP or recorded as such in the Business Financial Information (other than lease obligations classified as operating leases in the Business Financial Information); and (h) with respect to the foregoing clauses (a) through (c), all accrued but unpaid interest thereon and any termination fees, prepayment penalties, “breakage” cost or reimbursements payments associated with the repayments of such Indebtedness, in each case, solely to the extent due and payable on the Closing or as a result of the Transaction; provided, however, that in no event shall Indebtedness include (i) any Retained Liabilities, (ii) any Indebtedness to the extent owing from any of the Purchased Entities to any of the other Purchased Entities to the extent reconciled or eliminated in the consolidated financial statements of the Business at or prior to Closing or (iii) any Liabilities to the extent repaid or extinguished in connection with the Closing (including any Liabilities in respect of intercompany balances or accounts to be settled pursuant to Section 5.6).

“Information Technology” means any computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware), all software, data and databases embedded therein, and all peripheral equipment, and telecommunications systems, in each case, that are used by or for, or otherwise owned by the Seller Group or a Purchased Entity as of the Closing.

“Intellectual Property Rights” means any and all intellectual property, common law or statutory rights anywhere in the world arising under or associated with the following, whether registered or unregistered: (a) patents, patent applications, statutory invention registrations, registered designs, utility models, and similar or equivalent rights in inventions and designs and extensions, divisionals, continuations, continuations-in-part, reexaminations, and reissues thereof (“Patents”), (b) trademarks, service marks, trade dress, trade names, slogans, logos, corporate names and other designations of origin (including all goodwill associated with the foregoing) (“Marks”), (c) rights in domain names and uniform resource locators, social media identifiers and accounts, and other names and locators associated with Internet addresses and sites, (d) copyrights, copyright registrations and applications, and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (“Copyrights”), (e) trade secrets, industrial secret rights and rights in know-how, or confidential information (including in formulas, inventions, protocols, processes, methods, techniques, research and development information), in each case, that derive independent economic value from not being generally known (“Trade Secrets”), (f) other similar or equivalent intellectual property rights, and (g) applications and registrations of any of the foregoing clauses (a) through (f).

“International Business Employee” means each Business Employee who provides services primarily outside the United States.

“Italian Purchased Entity” means Zoetis Medolla Manufacturing S.r.l., an Italian società a responsabilità limitata.

“Italian VAT Receivable” means the value added tax receivable reflected on the books and records of the Italian Purchased Entity as of the date hereof.

“Judgment” means any judgment, injunction, writ, order, ruling, directive or decree of any Governmental Entity.

“Knowledge” means, with respect to Seller, the actual knowledge of any Person listed in Section 1.1(e) of the Seller Disclosure Schedules, and, with respect to the Purchasers, the actual knowledge of any Person listed in Section 1.1(a) of the Purchaser Disclosure Schedules.

“Law” means FDA Laws and any national, state, provincial, local, supranational or foreign law, statute, code, act, common law, Judgment, ordinance, rule, regulation or treaty (including any Tax treaty) or other requirements of any kind, in each case enacted, issued, enforced, entered or promulgated by a Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, right of first offer or first refusal, security interest, charge, easement, or similar encumbrance of any kind.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA for the benefit of U.S. Business Employees.

“Non-Commercialized Business Product” means collectively or individually the antibiotic and coccidiostat medicated feed products in the U.S. or any foreign jurisdiction (including water soluble and solid feed additives) that (i) are owned by Seller or its Subsidiaries (including the Purchased Entities) and (ii) were maintained, manufactured, distributed or sold by Seller or its Subsidiaries (including the Purchased Entities) prior to the Closing.

“Permits” means permits, approvals, authorizations, consents, licenses, registrations, filings or certificates issued or granted by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Proceedings for which an adequate reserve has been established and reflected in the Business Financial Information; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) Liens incurred in the ordinary course of business securing Liabilities that do not materially impair the use of or materially detract from the value of a Purchased Asset; (e) with respect to real property, (i) defects or imperfections of title, (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances of record affecting title, (iii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property or (iv) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases; provided, however, that with respect to this clause (e), any such item does not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of immediately prior to the Closing; (f) Liens set forth on Section 1.1(f) the Seller Disclosure Schedules; (g) with respect to any securities of any Person, any Liens created under securities Laws or expressly set forth in the governing documents of such Person; (h) Liens in the Purchasers’ favor deemed to be created by any of the Transaction Documents; or (i) non-exclusive licenses of Transferred Intellectual Property granted in the ordinary course of business.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, Governmental Entity or other entity.

“Personal Data” means any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, directly or indirectly, a natural person or household, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,”

“protected health information” or “personal information” or a similar term under any applicable Law.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Proceeding” means any judicial, administrative or arbitral action, suit, litigation, charge, complaint, audit, inquiry, demand, investigation, claim, petition, or proceeding by or before any Governmental Entity or other body of competent jurisdiction.

“Purchased Entity Benefit Plan” means each Seller Benefit Plan that is (a) solely sponsored or maintained by a Purchased Entity, (b) maintained or contributed to by Seller or any of its Subsidiaries solely for the benefit of the Business Employees or (c) identified as a Purchased Entity Benefit Plan on Section 3.19(a) of the Seller Disclosure Schedules.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules, dated as of the date of this Agreement, provided by the Purchasers to Seller.

“Purchaser Material Adverse Effect” means any event, change or effect that, individually or in the aggregate, materially impairs, hinders or delays the ability of the Purchasers and their respective Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby.

“Registered IP” means all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration and (d) registrations for domain names.

“Regulatory Approvals” means all approvals, rulings, consents, exemptions, clearances, written confirmations of no intention to initiate a Proceeding and waiting period terminations or expirations from Governmental Entities that are required under applicable Law (including pursuant to any Regulatory Law or FDA Law) (i) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement or (ii) for the Purchasers to manufacture, sell or distribute the Business Products.

“Regulatory Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, or (b) prohibit, restrict or regulate foreign investments.

“Representatives” of a Person means such Person’s Affiliates and any officer, director or employee of such Person or its Affiliates or any investment banker, attorney, accountant or other advisor or representative of such Person or its Affiliates.

“Retained Claim” means any claim, cause of action, defense, right of offset or counterclaim, or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) (a) to the extent related to the

Excluded Assets, the Retained Liabilities or the Retained Business or (b) set forth on Section 1.1(g) of the Seller Disclosure Schedules.

“Sale Process” means all matters relating to the sale or separation of the Business and the review of strategic alternatives with respect to the Business and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person located, organized, or resident in a Sanctioned Country; or (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i)-(ii).

“Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means any employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, retirement, pension, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plan, program, agreement or arrangement, that is sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Subsidiaries (but excluding any such plan, program or arrangement mandated by or maintained solely pursuant to applicable Law or any Multiemployer Plan solely for purposes of Section 3.19), in each case, providing benefits to any Business Employee.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to the Purchasers.

“Seller Employee” means each employee of the Purchased Entities who does not meet the definition of a Business Employee.

“Seller Entities” means Seller and all of its Subsidiaries that transfer Purchased Assets (including Purchased Entity Shares) or Assumed Liabilities to the Purchasers or any of their respective Subsidiaries pursuant to this Agreement.

“Seller Fundamental Representations” means the representations and warranties made by Seller contained in Section 3.1(a) (Organization and Standing), Section 3.2 (Purchased Entities; Capital Structure), Section 3.3 (Authority; Enforceability), and Section 3.24 (Brokers).

“Seller Group” means Seller and its Subsidiaries (other than the Purchased Entities).

“Separate Company Accrued Tax Amount” means an amount (which shall not be less than zero) equal to the aggregate unpaid Income Taxes of the Purchased Entities (and any unpaid Taxes required to be withheld from payments made or deemed made or transactions between a Purchased Entity and Seller or any of its Subsidiaries (including pursuant to Section 5.6)) for any Pre-Closing Tax Period for which the applicable annual Tax Return first becomes due after the date hereof, which amount shall (a) not include any Income Taxes with respect to a Combined Tax Return for which the Purchased Entities are liable solely as a result of being a member of the applicable group filing such Combined Tax Return, (b) not be expressed as a negative number in the aggregate or be computed by reference to a negative number in respect of any Tax Return, (c) exclude any deferred Tax liabilities or deferred Tax assets and any accruals for contingent Tax liabilities (in each case, taken into account for financial accounting purposes), (d) be computed in accordance with the past practices of the Purchased Entities except to the extent prohibited by applicable Law, (e) take into account any estimated Income Tax payments and overpayments of Income Taxes with respect to any Pre-Closing Tax Period as reductions in the amount of unpaid Income Taxes, but only to the extent that such payments have the effect of reducing (not below zero) the particular unpaid Income Taxes in respect of which such payments were made, (f) exclude any Income Taxes attributable to any transaction entered into by the Purchasers or any of their Affiliates (including, after the Closing, the Purchased Entities) after the Closing (limited, in the case of actions taken on the Closing Date after the Closing, to actions taken outside the ordinary course of business), (g) in the case of any Straddle Period, be determined in accordance with Section 7.7 and (h) treat as taxable income in a Pre-Closing Tax Period any taxable income shifted from a Pre-Closing Tax Period to a taxable period (or portion thereof) that begins after the Closing Date by reason of any change in method of accounting made or adopted after December 31, 2023 and prior to the Closing.

“Shared Contract” means any Contract pursuant to which Seller or its Subsidiaries is bound to sell any Business Products in combination with one or more products which itself is not a Business Product.

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; provided that, from and after the Closing, no Purchased Entity shall be deemed to be a Subsidiary of any Seller Entity.

“Tangible Personal Property” means machinery, office equipment, operating supplies, equipment, hardware, furniture, fixtures, tools and all other tangible personal property, it being understood that Tangible Personal Property shall not include any Intellectual Property Rights.

“Target Gross Profit” means $121,865,000.

“Target Working Capital” means $198,625,000.

“Tax” means any U.S. federal, state, local or non-U.S. tax or similar charge imposed by any Taxing Authority, including any income, gross receipts, property, sales, use, capital stock, social security, value added, goods and services, profits, license, withholding, payroll, employment, excise, premium, property, capital gains, transfer, stamp, environmental, customs, duties, alternative or add-on minimum, estimated, capital, capital gains, franchise and occupation tax, together with any interest and penalties imposed by any Taxing Authority with respect to such amounts.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority with respect to Taxes, including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Technology” means embodiments of Intellectual Property Rights, including in the form of documentation, materials, product specifications, hardware, prototypes, data, databases and software; provided that Technology does not include any Intellectual Property Rights in such Technology.

“Territory” means the countries set forth on Section 1.1(h) of the Seller Disclosure Schedules.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transfer Taxes” means any federal, state, local, non-U.S. and other transfer (including real property transfer), registration, documentary, stamp, stamp duty, land, recording, conveyance or similar Taxes (but, for the avoidance of doubt, excluding any Income Taxes and Taxes imposed directly or indirectly on gain and withholding Taxes in respect of the foregoing) imposed on the sale and transfer, or recording of transfer, of the Purchased Assets (including, for the avoidance of doubt, the Purchased Entity Shares) and the assumption of the Assumed Liabilities contemplated by this Agreement; provided that “Transfer Taxes” shall not include any VAT/GST.

“U.S. Business Employee” means each Business Employee who provides services primarily inside the United States.

“U.S. Purchased Entity Benefit Plan” means each Purchased Entity Benefit Plan in which U.S. Business Employees are eligible to participate or receive benefits.

“VAT/GST” means any (i) Tax imposed in accordance with Directive 2006/112/EC and any permitted derogations therefrom, as well as any equivalent or similar Tax imposed under the laws of any jurisdiction that is not a member state of the European Union, or any goods and services or similar Taxes, and (ii) any sales or use Tax imposed by a state or local Taxing Authority in the United States, in each case, imposed on the sale and transfer, or recording of transfer, of the Purchased Assets and the assumption of the Assumed Liabilities. For the avoidance of doubt, VAT/GST shall exclude any Income Taxes and Taxes imposed directly or indirectly on gain and withholding Taxes in respect of the foregoing.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“WC Adjustment Amount” means (a) the Closing Working Capital minus (b) the Target Working Capital.

“Working Capital” means, as of any time, (a) the current assets of the Business that are included in the specific line items of current assets specifically identified in the Sample Closing Statement reduced by (b) the current liabilities of the Business that are included in the specific line items of current liabilities specifically identified in the Sample Closing Statement, in each case, without duplication and without giving effect to the Transaction, and calculated in accordance with the Transaction Accounting Principles; provided, however, that in no event shall Working Capital include (i) any amount included within the definition of Cash or Indebtedness, (ii) any Excluded Assets or Retained Liabilities, (iii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing (including any Liabilities in respect of intercompany balances or accounts to be settled pursuant to Section 5.6) or (iv) any amounts with respect to Income Tax assets or Income Tax Liabilities or deferred Tax assets or deferred Tax liabilities.

Section 1.2Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Additional Business Product Marks	5.25
Agreement	Preamble
Allocation	2.10(c)
Allocation Schedule	2.10(a)
Alternative Financing	5.7(c)

Anti-Corruption Laws	3.16(b)
Approval Products	5.10(c)(i)
Assignment Agreement and Bill of Sale	2.8(a)(vi)
Assumed Liabilities	2.6
Audited Financial Statements	5.19(a)
Balance Sheet Date	3.7(d)
Base Purchase Price	2.2
Business Contingent Worker Contracts	6.10
Business Financial Information	3.7(a)
Business Registered IP	3.10(a)
Cash Incentive Compensation	6.6
Chinese Operating Cash Amount	5.23
Closing	2.3
Closing Date	2.3
Closing Statement	2.9(b)
Commitment Letter	4.6(a)
Comparability Period	6.2(a)
Competing Business	5.16(c)
Confidential Business Information	5.3(b)
Confidential Retained Business Information	5.3(c)
Confidentiality Agreement	5.3(a)
Copyrights	See definition of Intellectual Property Rights, 1.1
Covered Intellectual Property	5.28
Current Representation	11.14(a)
Deferred Closing	2.11(a)
Deferred Closing Date	2.11(a)
Deferred Marketing Authorization	2.11(a)
Deferred Marketing Authorization Liability	2.11(a)
Definitive Agreements	5.7(a)
Designated Person	11.14(a)
Dispute Notice	2.9(e)
Dispute Resolution Period	2.9(e)
Distributed Excess Restricted Cash	5.23
Distributed Excess Restricted Cash Transfer	5.23
Distribution Agreement	2.8(a)(iv)
Estimated Closing Cash	2.9(b)
Estimated Closing Indebtedness	2.9(b)
Estimated Gross Profit Adjustment Amount	2.9(b)
Estimated WC Adjustment Amount	2.9(b)
Excess Restricted Cash	See definition of Closing Cash, 1.1
Excess Restricted Cash Distribution	5.23
Exchange Act	3.5
Excluded Assets	2.5
Expired Marks	5.26
Fair Value	4.9
Final Purchase Price	2.9(g)

Financial Statements	5.19(a)
Financing	4.6(a)
Financing Amounts	4.6(d)
Financing Entities	See definition of Financing Parties, 1.1
fraud	9.2
Global Separation Licenses	5.11
Guarantees	5.9
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.9(e)
Initial Allocation	2.10(b)
Inside Date	2.3
International Transferred Employee	6.1(d)
Inventory	2.4(n)
IRS	2.10(c)
Leased Real Property	2.4(g)
Lenders	4.6(a)
Litigating Party	5.14(a)
Lower Bound	See definition of Gross Profit Adjustment Amount, 1.1
Marks	See definition of Intellectual Property Rights, 1.1
Material Contracts	3.13(a)
New Plans	6.2(c)
Non-U.S. Purchased Entity Benefit Plan	3.19(k)
OFAC	See definition of Sanctioned Person, 1.1
Offer Employees	6.1(b)
Old Plans	6.2(c)
Original Seller Group	5.16(d)
Outside Date	9.1(d)
Owned Real Property	2.4(g)
Parties	Preamble
Party	Preamble
Patents	See definition of Intellectual Property Rights, 1.1
Post-Closing Representation	11.14(a)
Post-Closing Statement	2.9(d)
Pre-Closing Restricted Cash Distribution	5.23
Product Claims	2.6(c)
Prohibited Modification	5.7(b)
Proposed Initial Allocation	2.10(b)
Purchased Assets	2.4
Purchased Entities	2.4(a)
Purchased Entity	2.4(a)
Purchased Entity Shares	2.4(a)
Purchaser	Preamble
Purchaser 1	Preamble
Purchaser 2	Preamble
Purchaser DC Plans	6.5(a)

Purchaser FSA Plan	6.2(e)
Purchaser Indemnified Parties	10.2(a)
Purchasers	Preamble
Purchasers’ Allocation Notice	2.10(c)
Purchasers’ Initial Allocation Notice	2.10(b)
R&W Insurance Policy	5.18
Remedy Actions	5.1(d)
Required Approvals	8.1(a)
Retained Business	See definition of Business, 1.1
Retained Liabilities	2.7
Retained Marks	5.10(a)
Retained Seller Benefit Plans	6.3
Sample Closing Statement	2.9(a)
Seller	Preamble
Seller Change of Control	5.16(d)
Seller Covered Person	5.16(a)
Seller DC Plans	6.5(a)
Seller FSA Plan	6.2(e)
Seller Indemnified Parties	10.3
Seller’s Allocation	2.10(c)
Severance Cap	6.2(c)
Significant Customers	3.13(a)(i)
Significant Suppliers	3.13(a)(ii)
Specified Business Contracts	2.4(f)
Specified Date	9.1(d)
Suballocation	2.10(d)
Surviving Obligations	9.2
Tax Benefit	10.6
Third-Party Claim	10.4(a)
Third-Party Consents	5.15
Trade Controls	3.25(a)
Trade Secrets	See definition of Intellectual Property Rights, 1.1
Transaction	Recitals
Transaction Accounting Principles	2.9(a)
Transferred Employees	6.1(d)
Transferred FSA Balances	6.2(e)
Transferred Information Technology	2.4(j)
Transferred Intellectual Property	2.4(h)
Transferred Leases	2.4(g)
Transferred Marketing Authorizations	3.15(a)
Transferred Packaging	5.10(c)(i)
Transferred Permits	2.4(o)
Transferred Real Property	2.4(g)
Transferred Tangible Personal Property	2.4(k)
Transition Services Agreement	2.8(a)(iii)
U.S. DC Employees	6.5(a)

U.S. LTD Employee	6.1(c)
U.S. Transferred Employee	6.1(d)
Waiver of Subrogation Provision	5.18
willful and material breach	9.2
Workers’ Compensation Event	6.8

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, (a) Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser 1 and Purchaser 2, as applicable, (b) Purchaser 1 shall purchase and acquire from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ right, title and interest as of the Closing in and to the Purchased Assets (other than the Purchased Assets that are the subject of Section 2.4(a) – 2.4(e)), free and clear of all Liens, other than Permitted Liens, and (c) Purchaser 2 shall purchase and acquire from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ right, title and interest as of the Closing in and to the Purchased Assets that are the subject of Section 2.4(a) – 2.4(e), free and clear of all Liens, other than (i) in the case of the Purchased Entity Shares, Liens arising under applicable securities Laws, this Agreement or the governing documents of the Purchased Entities and (ii) in the case of all other Purchased Assets, Permitted Liens.

Section 2.2Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, the Purchasers shall (a) pay (or cause the applicable portion to be paid by Purchaser 1 or Purchaser 2, as applicable) to Seller (or one or more of Seller’s Subsidiaries designated by Seller in accordance with Section 2.8(a)(i)) three hundred and fifty million U.S. dollars ($350,000,000) in cash (the “Base Purchase Price”) as adjusted in accordance with Section 2.9 and paid in the manner set forth in Section 2.8 and Section 2.9; and (b) assume the Assumed Liabilities.

Section 2.3Closing Date. The closing of the Transaction (excluding any transactions to be consummated at any Deferred Closing) (the “Closing”) shall take place by remote exchange of signatures and documentation, at 8:00 a.m. (New York City time) on the fourth (4th) Business Day following the date on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the Party entitled to the benefits thereof) or at such other place, time and date as may be agreed in writing between Seller and the Purchasers; provided that, notwithstanding anything set forth herein to the contrary, the Closing shall not occur prior to the fourth (4th) Business Day following the date that is seventy five (75) days following the date of this Agreement without the prior, express written consent of each of Seller and the Purchasers (the “Inside Date”); provided, further, that, upon Seller’s prior written request, the Inside Date shall be extended by an additional fourteen (14) Business Days. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the other Seller Entities to,

sell, assign, transfer and convey to the applicable Purchaser, and each such Purchaser shall purchase, acquire and accept from the Seller Entities, all of the Seller Entities’ right, title and interest as of the Closing in the following (the “Purchased Assets”):

(a)All of the equity interests (the “Purchased Entity Shares”) in the entities listed on Section 2.4(a) of the Seller Disclosure Schedules (each, a “Purchased Entity,” and, collectively, the “Purchased Entities”);

(b)Any and all accounts receivable of the Purchased Entities as of the Closing, in each case to the extent included in the calculation of the Closing Working Capital;

(c)All Cash of the Purchased Entities as of the Closing to the extent included in the calculation of Closing Cash (which, for the avoidance of doubt, shall exclude the Excess Restricted Cash);

(d)Except as set forth in Article VI, any and all assets of the Purchased Entity Benefit Plans (other than any assets that are controlled by a third party or Governmental Entity);

(e)All rights of the Purchased Entities under the Transaction Documents;

(f)(i) Each Contract to which Seller or any Seller Entity or any Subsidiary thereof is a party that exclusively relates to, is exclusively held for use by or is exclusively used in connection with the Business and (ii) the Business Contingent Worker Contracts (collectively, the “Specified Business Contracts”);

(g)(i) The owned real property listed on Section 2.4(g)(i) of the Seller Disclosure Schedules, together with all improvements, fixtures and appurtenances thereto (the “Owned Real Property”) and (ii) the leases with respect to the leased real property listed on Section 2.4(g)(ii) of the Seller Disclosure Schedules (such leases, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Transferred Leases,” and such leased real property, the “Leased Real Property,” and together with the Owned Real Property, the “Transferred Real Property”);

(h)(i) The Registered IP listed in Section 2.4(h)(i) of the Seller Disclosure Schedules, including the goodwill appurtenant to the Marks included in the foregoing and (ii) the Intellectual Property Rights (other than Registered IP) owned by the Seller Group (or any of the Purchased Entities) as of the Closing and exclusively used, or held exclusively for use, in the operation of the Business (collectively, the “Transferred Intellectual Property”), including the right to damages for the past or future infringement or violation of the Transferred Intellectual Property;

(i)The Business Technology Deliverables;

(j)Any and all Information Technology (including all software loaded thereon but only to the extent such software is transferable to the Purchasers pursuant to the terms of this Agreement or the Purchasers independently have their own license for such software), in each case exclusively used, or held exclusively for use, in the operation of the Business (the “Transferred Information Technology”);

(k)Any and all Tangible Personal Property owned or leased by the Seller Entities and exclusively related to, exclusively used, or held exclusively for use, in the operation of the Business (the “Transferred Tangible Personal Property”);

(l)Any and all other current assets of the Business as of the Closing, in each case to the extent included in the calculation of the Closing Working Capital;

(m)Any and all credits, prepaid assets, prepaid expenses, deposits (including security deposits) and other amounts deposited with third parties in each case of the Business and to the extent included in the calculation of the Closing Working Capital;

(n)Any and all Business Products, raw materials, bulk substances, ingredients, work-in-process, finished goods, goods in transit, supplies and other inventories and related packaging materials or similar items, in each case exclusively used, or held exclusively for use, by the Business, and in each case to the extent included in the calculation of the Closing Working Capital (collectively, the “Inventory”);

(o)All Permits that are exclusively related to, exclusively held for use or exclusively used in connection with the Business, including those listed in Section 2.4(o) of the Seller Disclosure Schedules, other than marketing authorizations (the “Transferred Permits”);

(p)The Transferred Marketing Authorizations;

(q)Any and all goodwill of the Business;

(r)Any and all claims, causes of action, defenses, rights of offset or counterclaims, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), in each case, exclusively related to the Business, other than any Retained Claims;

(s)Copies of any and all (x) documents, instruments, papers, books, records, books of account, files and data (including customer, distributor and supplier lists, pricing lists, and repair and performance records, testing and clinical data, market research reports, marketing plans and other marketing-related information and materials, quality control, pharmacovigilance and regulatory records), catalogs, brochures, sales literature, promotional materials, certificates and other documents, in each case, exclusively related to the Business and in the possession of the Seller Entities or any of their Subsidiaries and (y) personnel and employment records of Transferred Employees and any other employees of the Purchased Entities, other than (i) any books, records or other materials that the Seller Entities are required by Law to retain (copies of which, to the extent permitted by Law, will be made available to the Purchasers upon the Purchasers’ reasonable request), (ii) personnel and employment records for employees and Former Employees who are not Transferred Employees or employees of a Purchased Entity and for Transferred Employees if prohibited by Law, (iii) any books, records or other materials that may be located in a facility of the Business (including the Transferred Real Property) to the extent not exclusively related to the Business, (iv) Tax Returns and other books and records related to Taxes and (v) records prepared in connection with the Transaction, including bids received from other Persons and analyses relating to the Business; provided that, with respect to any such books, records or other materials that are Purchased Assets pursuant to this clause (s), the Seller Entities shall be permitted to keep (A) copies of such books, records or other materials to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, (B) copies of such books, records or other materials to the extent they are relevant to any Excluded Assets or the Retained Business and (C) such books, records or other materials in the form of so-called “back-up” electronic tapes in the ordinary course of business; provided, further, that the obligation to sell, assign, transfer and convey any such books, records or other materials that are Purchased Assets pursuant to this clause (s) is only to the extent permitted by Data Protection Laws and the foregoing shall not include any materials that constitute Technology;

(t)The assets set forth on Section 2.4(u) of the Seller Disclosure Schedules;

(u)Additional Business Products in accordance with Section 5.24; and

(v)All other assets, Contracts, rights and properties not addressed by clauses (a) to (u), whether tangible or intangible, personal or mixed, wherever located and whether or not reflected on the books and records of any Seller Entities, exclusively related to, exclusively held for use or exclusively used in the Business; provided, that, for the avoidance of doubt, if any categories of assets, Contracts, rights and properties are specifically addressed by clauses (a) to (u), the terms of clauses (a) to (u) shall govern.

The transfer of any assets of the Purchased Entities that constitute Purchased Assets shall be effected solely by virtue of the transfer of the Seller Entities’ right, title and interest in the Purchased Entity Shares and not through the direct transfer of such assets, and Seller and its Subsidiaries shall not be required to transfer any such assets of the Purchased Entities other than through the transfer of the Seller Entities’ right, title and interest in the Purchased Entity Shares. Subject to Section 2.11, the Parties acknowledge and agree that no member of the Seller Group will retain after the Closing any direct or indirect right, title and interest in any Purchased Asset.

The Parties acknowledge and agree that a single asset may fall within more than one of clauses (a) through (v) in this Section 2.4; such fact does not imply that (i) such asset shall be transferred more than once or (ii) any duplication of such asset is required.

Section 2.5Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Purchasers expressly understand and agree that the following assets, Contracts, rights and properties of the Seller Entities and their Subsidiaries (the “Excluded Assets”) shall be retained by the Seller Group, shall be excluded from the Purchased Assets and may be transferred out of the Purchased Entities prior to the Closing, notwithstanding any other provision of this Agreement:

(a)Any and all legal and beneficial interest in the share capital or equity interest of any Person, other than the Purchased Entity Shares;

(b)Any and all Contracts, other than the Specified Business Contracts and the Transferred Leases;

(c)Any and all owned and leased real property and other interests in real property, other than the Transferred Real Property;

(d)Any and all Intellectual Property Rights, other than the Transferred Intellectual Property;

(e)Any and all Technology, other than the Business Technology Deliverables in the form transferred;

(f)Any and all Information Technology, other than the Transferred Information Technology;

(g)Any and all Tangible Personal Property, other than the Transferred Tangible Personal Property;

(h)Any and all raw materials, work-in-process, finished goods, supplies and other inventories, other than the Inventory;

(i)Any and all Permits, other than the Transferred Permits;

(j)Any and all marketing authorizations, other than the Transferred Marketing Authorizations;

(k)Any Retained Claim;

(l)Any and all documents, instruments, papers, books, records, books of account, files and data, catalogs, brochures, sales literature, promotional materials, certificates and other documents not specifically identified as Purchased Assets in Section 2.4;

(m)Except as set forth in Article VI, any and all assets of the Seller Benefit Plans (other than the assets of the Purchased Entity Benefit Plans);

(n)Any and all loans and advances if any, by the Seller Entities to any of their Affiliates or otherwise to the Business;

(o)The Italian VAT Receivable;

(p)Shared Contracts;

(q)Any and all prepaid Taxes, and any and all refunds, credits, overpayments or similar items or recoveries, of or against Excluded Taxes;

(r)Tax Returns and other books and records related to Taxes paid or payable by Seller, the Seller Entities, or any of their respective Affiliates with respect to a Combined Tax Return or with respect to Excluded Taxes;

(s)Any and all Cash, (i) excluding any Cash of the Purchased Entities as of the Closing to the extent included in the calculation of the Closing Cash and (ii) including the Excess Restricted Cash;

(t)Any and all accounts receivable (other than those of the Purchased Entities as of the Closing to the extent included in the calculation of the Closing Working Capital) and any and all trade receivables, other current assets, prepaid expenses and security deposits (in each case, other than those of the Business as of the Closing to the extent included in the calculation of the Closing Working Capital);

(u)Any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements, whether or not related to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies, binders and interests for all periods before, through and after the Closing;

(v)All rights to receive payments of Seller or any of its Affiliates pursuant to a hedging or other currency exchange agreement existing before, on or after the Closing Date;

(w)All intercompany assets between members of the Seller Entities and their Subsidiaries (other than the Purchased Entities), on the one hand, and any other members of the Seller Entities and their Subsidiaries (other than the Purchased Entities), on the other hand;

(x)The assets set forth on Section 2.5(x) of the Seller Disclosure Schedules; and

(y)Except for those assets expressly identified as Purchased Assets in clauses (a) through (v) of Section 2.4, any and all assets, business lines, properties, rights, Contracts and claims of Seller or any of its Subsidiaries not exclusively used, or held exclusively for use, in the operation of the Business (including all assets, business lines, properties, rights, Contracts and claims constituting ownership interests in, or that are used or held for use in or related to, the Retained Business), wherever located, whether tangible or intangible, real, personal or mixed.

The Parties acknowledge and agree that neither Purchaser nor any of their respective Subsidiaries will acquire, and no Purchased Entity may retain after the Closing, any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, each Purchaser shall, as applicable, (x) assume and hereby agrees to pay, satisfy, discharge and perform all of the Liabilities of the Seller Entities solely to the extent related to or arising out of the Purchased Assets and (y) cause the Purchased Entities to pay, satisfy, discharge and perform all of their respective Liabilities (the “Assumed Liabilities”), in each case, whether accruing or arising prior to, on or after the Closing, including the following (but excluding the Liabilities identified as Retained Liabilities in clauses (a) through (l) of Section 2.7):

(a)Any and all Liabilities to the extent relating to or arising out of the Specified Business Contracts or the Transferred Leases;

(b)Any and all Liabilities arising under Environmental Laws to the extent arising out of or relating to in any way any past, current or future businesses, operations, products or properties of or associated with the Purchased Assets or the Business;

(c)Any and all Liabilities and obligations to the extent arising from or relating to (i) any return, repair, warranty or similar obligations relating to products and services of the Business that were designed, manufactured or sold on, or prior to or after the Closing Date or that were held in the Inventory as of the Closing Date, (ii) infringement, dilution, misappropriation or other violation of any rights in respect of Transferred Intellectual Property, (iii) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or alleged or actual breach of express or implied warranty or representation or (iv) lawsuits or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, with respect to the design, manufacture, testing, advertising, marketing, distribution or sale of the products and services of the Business, whether prior to or after the Closing (collectively, “Product Claims”);

(d)Any and all Liabilities relating to or arising out of the ownership, use or conduct of, or associated with the realization of the benefits of the Business, the Purchased Assets or the Purchased Entities, whether accruing or arising before, on or after the Closing, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing, including any and all Liabilities in respect of any Proceedings related thereto, other than the Liabilities identified as Retained Liabilities in clauses (a) through (l) of Section 2.7;

(e)Any and all Liabilities in respect of or relating to Business Employees, other than those expressly retained by Seller pursuant to Article VI;

(f)Any and all Liabilities of the Purchased Entities, other than with respect to Seller Employees and Former Employees;

(g)Any and all Liabilities to the extent relating to or arising out of (i) the Seller Benefit Plans (other than Purchased Entity Benefit Plans) with respect to or relating to Business Employees but only to the extent expressly assumed by a Purchaser pursuant to Article VI or (ii) the Purchased Entity Benefit Plans;

(h)Any and all Liabilities for which the Purchasers or their Subsidiaries expressly have responsibility pursuant to this Agreement, including pursuant to Section 5.7;

(i)Any and all Liabilities to the extent included in the calculation of Closing Indebtedness; and

(j)Any and all accounts payable of the Purchased Entities and other Liabilities of the Business to the extent included in the calculation of the Closing Working Capital.

With respect to Assumed Liabilities that are Liabilities of the Purchased Entities, the applicable Purchaser shall cause the Purchased Entities to pay, satisfy, discharge and perform all of such Liabilities.

The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (a) through (j) in this Section 2.6; such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required.

Section 2.7Retained Liabilities. The Seller Entities shall retain, and the Purchasers shall not assume, the following Liabilities (the “Retained Liabilities”):

(a)Except as set forth in Section 2.6(f) and Section 2.6(i), any Indebtedness of the Seller Entities and their Subsidiaries;

(b)Liabilities for which any Seller Entity (other than the Purchased Entities) expressly has responsibility pursuant to this Agreement;

(c)Liabilities to the extent arising out of or related to the Excluded Assets (other than any Liabilities for which the Purchasers or any of their Subsidiaries expressly have responsibility pursuant to the terms of this Agreement or any Transaction Document);

(d)Except as expressly assumed by a Purchaser as set forth in Article VI, Liabilities to the extent relating to or arising out of any Seller Benefit Plan (other than a Purchased Entity Benefit Plan);

(e)Any and all accounts payable (other than those of the Purchased Entities as of the Closing to the extent included in the calculation of the Closing Working Capital);

(f)Liabilities for Excluded Taxes;

(g)Fees and expenses of brokers, finders, outside counsel, financial advisors, accountants, consultants and other professional advisors incurred by Seller or any of its Subsidiaries prior to the Closing in connection with the negotiation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby;

(h)Any and all Liabilities in respect of (i) any transaction, retention or change in control bonuses or nonqualified deferred compensation obligations payable to any Business Employee or other individual service provider of the Business or the Purchased

Entities or of Seller and any of its Subsidiaries upon and solely by reason of the consummation of the transactions contemplated hereby, together with the employer portion of any payroll, social security, unemployment or similar Taxes related thereto, and (ii) any Taxes related to any equity or equity-based payments or benefits (including, any cancellation or accelerated vesting of any equity or equity-based arrangements) due or payable to any Person in connection with the consummation of the transactions contemplated hereby;

(i)Any and all Liabilities in respect of or to the extent relating to Former Employees or Seller Employees regardless of when they arise;

(j)Subject to Section 5.21 (with respect to Shared Contracts only), any and all Liabilities (including rebates) related to Shared Contracts (other than Liabilities with respect to Business Products sold by Purchasers or their Affiliates following the Closing under such Shared Contracts, which shall be covered by Section 2.6(c));

(k)All Liabilities prior to the Closing associated with workers compensation claims to the extent retained by the Seller Entities pursuant to Section 6.8; and

(l)All intercompany Liabilities or intercompany payables between members of the Seller Entities and their Subsidiaries (other than the Purchased Entities), on the one hand, and any other members of the Seller Entities and their Subsidiaries (other than the Purchased Entities), on the other hand.

Section 2.8Closing Deliveries.

(a)At the Closing, the Purchasers shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i)payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), an amount in immediately available funds equal to the Closing Purchase Price;

(ii)the certificate to be delivered pursuant to Section 8.3(c);

(iii)a counterpart of the Transition Services Agreement, in substantially the form attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by the Purchasers;

(iv)a counterpart of one or more distribution agreements entered into pursuant to Section 2.11 (if any), in customary form for a transaction similar to this Transaction and on terms mutually agreed between the Parties in good faith (which terms shall generally be consistent with those applicable to the relevant services under the Transition Services Agreement) (each, a “Distribution Agreement”), duly executed by the applicable Purchaser(s);

(v)a fully executed and binding copy of the R&W Insurance Policy;

(vi)with respect to any Purchased Asset (other than the Purchased Entity Shares) or Assumed Liability that is not held by a Purchased Entity, a counterpart of an Assignment and Assumption Agreement and Bill of Sale providing for the transfer of the Seller Entities’ right, title and interest as of the Closing in and to the Purchased Assets (other than the Purchased Entity Shares) and the assumption by the applicable Purchaser of the Assumed Liabilities in accordance with and subject to this Agreement, by and between the applicable Seller Entities and Purchasers, in substantially the form attached hereto as Exhibit B (the “Assignment Agreement and Bill of Sale”), duly executed by the Purchasers; and

(vii)any other instruments necessary and appropriate to evidence the applicable Purchaser’s assumption of the Assumed Liabilities pursuant to and in accordance with this Agreement, in each case duly executed by such Purchaser, to the extent applicable.

(b)At the Closing, Seller shall deliver, or cause to be delivered, to the Purchasers the following:

(i)the certificate to be delivered pursuant to Section 8.2(c);

(ii)a counterpart of the Transition Services Agreement, duly executed by the Seller Entity named as a party thereto;

(iii)a counterpart of each Distribution Agreement (if any), duly executed by the Seller Entity named as a party thereto;

(iv)certificates evidencing the Purchased Entity Shares, to the extent that such Purchased Entity Shares are in certificated form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent that such Purchased Entity Shares are not in certificated form, other evidence of ownership or assignment in form and substance reasonably satisfactory to the Purchasers;

(v)a completed and duly executed IRS Form W-9 of Seller;

(vi)with respect to any Purchased Asset (other than the Purchased Entity Shares) or Assumed Liability that is not held by a Purchased Entity, a counterpart of the Assignment Agreement and Bill of Sale duly executed by each Seller Entity named as a party thereto;

(vii)customary documentation (x) evidencing the release or termination of any Lien on any Purchased Asset securing indebtedness for borrowed money and (y) and the termination of any UCC financing statements in respect of any such Lien;

(viii)the Completed Phase I Reports and corresponding reliance letters or other documentation sufficient to allow Purchaser to establish the Phase I reports for the benefit of Purchasers, in each case prepared at the Purchasers’ sole cost and expense (provided, that the Parties hereby agree that Seller’s obligation to provide such Completed Phase I Reports and corresponding reliance letters or other documentation under this clause (viii) is conditioned on the Purchasers’ prompt reimbursement of any costs and expense); and

(ix)any other instruments of transfer necessary and appropriate to evidence the transfer of the Seller Entities’ right, title and interest in the Purchased Assets pursuant to and in accordance with this Agreement duly executed by each Seller Entity named as a party thereto, to the extent applicable.

Section 2.9Adjustment to Base Purchase Price.

(a)Section 2.9(a) of the Seller Disclosure Schedules sets forth an illustrative calculation (the “Sample Closing Statement”) of (i) the Working Capital of the Business and the Cash and Indebtedness of the Purchased Entities, in each case, as of December 31, 2023, including the current asset and current liability line items included in the calculation of Working Capital, in each case prepared in accordance with the accounting principles, practices, procedures, methodologies and policies set forth on Section 2.9(a) of the Seller Disclosure Schedules (collectively, the “Transaction Accounting Principles”) and (ii) the Gross Profit of the Business for the fiscal year ended December 31, 2023.

(b)At least four (4) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to the Purchasers a closing statement (the “Closing Statement”) setting forth a good-faith estimate of (i) the WC Adjustment Amount (such estimate, the “Estimated WC Adjustment Amount”), (ii) the Closing Cash (such estimate, the “Estimated Closing Cash”), (iii) the Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”), and (iv) the Gross Profit Adjustment Amount (such estimate, the “Estimated Gross Profit Adjustment Amount”), together with reasonable supporting calculations and documentation used by Seller in determining the amounts set forth therein. The Closing Statement shall set forth the calculations of such amounts in a format consistent with the Sample Closing Statement and, in the case of the Estimated WC Adjustment Amount, the Estimated Closing Cash and the Estimated Closing Indebtedness, be prepared in accordance with the Transaction Accounting Principles, including the use of the same line item categories (and specific line items within those categories) set forth on and used in the preparation of the Sample Closing Statement.

(c)The Estimated WC Adjustment Amount, the Estimated Closing Cash, the Estimated Closing Indebtedness and the Estimated Gross Profit Adjustment Amount shall be used to calculate the Closing Purchase Price to be paid by the Purchasers to Seller at the Closing. The Purchasers agree that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.9, they will not take any actions with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based, or on which the Post-Closing Statement is to be based, that would impede or prevent the final determination of the Post-Closing Statement. The Purchasers, their Subsidiaries and their respective Representatives shall have the right to review and comment on the Closing Statement, and Seller shall (and shall cause its Subsidiaries and its and their respective Representatives to) reasonably cooperate in connection with such review and Seller shall consider any comments proposed by or on behalf of the Purchasers in good faith (provided that, for the avoidance of doubt, no failure by the

Purchasers to object to, or comment on, any item set forth in the Closing Statement shall prejudice the Purchasers with respect to any post-Closing adjustments pursuant to Section 2.9(d) or the resolution thereof). Seller shall promptly provide, or cause to be provided, to the Purchasers and their Representatives with reasonable access to, upon advance written request, during normal business hours, the relevant personnel involved in the preparation of the Closing Statement, and to the books, records, documents, work papers and other information in the possession or control of Seller Group or its Representatives (subject to customary access letters and confidentiality undertakings) for purposes of assisting the Purchasers and their Representatives in their review of the Closing Statement.

(d)Following the Closing Date, Seller shall provide to the Purchasers reasonable access (subject to customary access letters), upon advance written request, during normal business hours, to the accounting advisors and other personnel involved in the preparation of the Closing Statement and to the books and records of the Seller Entities and any other document or information reasonably requested by the Purchasers or their Representatives in order to allow the Purchasers and their Representatives to prepare the Post-Closing Statement. Within one hundred (100) days after the Closing Date, the Purchasers shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth a good-faith calculation of the WC Adjustment Amount, the Closing Cash, the Closing Indebtedness and the Gross Profit Adjustment Amount, together with reasonable supporting calculations and documentation used by the Purchasers in determining the amounts set forth therein. The Post-Closing Statement shall set forth in reasonable detail the Purchasers’ calculations of such amounts in a format consistent with the Sample Closing Statement and, in the case of the WC Adjustment Amount, the Closing Cash and the Closing Indebtedness, shall be prepared in accordance with the Transaction Accounting Principles, including the use of the same line item categories (and specific line items within those categories) set forth on and used in the preparation of the Sample Closing Statement.

(e)Within forty-five (45) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to the Purchasers of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, however, that if Seller does not deliver any Dispute Notice to the Purchasers within such forty-five (45)-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and (ii) the amount of such item that Seller believes is correct. Upon receipt by the Purchasers of a Dispute Notice, the Purchasers and Seller shall negotiate in good faith to resolve any dispute set forth therein. If the Purchasers and Seller, such good-faith effort notwithstanding, fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then the Purchasers and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, Deloitte or, if Deloitte is unavailable or conflicted, another nationally recognized independent accounting firm selected jointly by Seller and the Purchasers (the “Independent Accounting Firm”) to resolve any such dispute; provided that, if Deloitte is unavailable or conflicted and Seller and the Purchasers are unable to agree on the Independent Accounting Firm, then each of Seller and the Purchasers shall select a nationally recognized independent accounting firm, and require that the two (2) firms mutually select a third (3rd) nationally recognized independent accounting firm to serve as the Independent Accounting Firm.

As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, the Purchasers and Seller shall each prepare and submit a presentation detailing such Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, will be simultaneously made or delivered to the other Party). The Purchasers and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination in writing setting forth such calculation along with its analysis in reasonable detail of the basis and quantification of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties). With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or the Purchasers, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or the Purchasers, as applicable, in the Dispute Notice and the Post-Closing Statement, respectively. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to those line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties) and whether any disputed determinations of the WC Adjustment Amount, the Closing Cash and the Closing Indebtedness were properly calculated in accordance with the Transaction Accounting Principles and the provisions of this Agreement, and not based on independent review beyond the aforementioned scope. The Independent Accounting Firm shall act as an expert and not as an arbitrator. Neither the Purchasers, Seller nor any of their respective Subsidiaries or Representatives shall have any ex parte conversations or meetings with the Independent Accounting Firm in connection with any dispute submitted by the Purchasers or Seller to the Independent Accounting Firm pursuant to this Section 2.9(e) without the prior consent of the other Party. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller and the Purchasers in proportion to the allocation of the dollar value of the amounts in dispute between Seller and the Purchasers resolved by the Independent Accounting Firm, such that the party prevailing on the greatest dollar value of such disputes pays the lesser proportion of the fees. For example, if Seller submits a Dispute Notice to the Independent Accounting Firm for $1,000, and if the Purchasers contest to the Independent Accounting Firm only $500 of the amount claimed by Seller, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 300/500) to the Purchasers and 40% (i.e., 200/500) to Seller. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm and to reflect any items resolved by written agreement of the Parties, will be final, conclusive and binding on the Parties absent manifest error.

(f)For purposes of complying with the terms set forth in this Section 2.9, from and after delivery of the Post-Closing Statement until the earlier of the delivery of a Dispute Notice and the finalization of the Final Purchase Price in accordance with the terms hereof, each of Seller and the Purchasers shall reasonably cooperate with and make available to each other, the Independent Accounting Firm and each of their respective Representatives all information, records, data and working papers, in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business, or Purchased Entities, and shall permit access to its and their facilities and personnel, as may be reasonably required in connection with the preparation, analysis and review of the Post-Closing Statement and the resolution of any disputes thereunder.

(g)The “Final Purchase Price” means the Base Purchase Price, plus (i) the Closing Cash, plus (ii) the WC Adjustment Amount (which may be a positive or negative number, or zero), minus (iii) the Closing Indebtedness, plus (iv) the Gross Profit Adjustment Amount (which may be a negative number or zero, but not a positive number), in the case of each of clauses (i), (ii), (iii) and (iv), as finally determined pursuant to Section 2.9(e).

(h)If the Closing Purchase Price shall exceed the Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to the Purchasers by wire transfer of immediately available funds to an account or accounts designated in writing by the Purchasers to Seller; or if the Final Purchase Price shall exceed the Closing Purchase Price, then Purchasers shall pay an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to the Purchasers. Any such payment is to be made within five (5) Business Days of the date on which the WC Adjustment Amount, the Closing Cash, the Closing Indebtedness and the Gross Profit Adjustment Amount are finally determined pursuant to this Section 2.9.

(i)The process set forth in this Section 2.9 (and in Section 2.10) shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Working Capital, the WC Adjustment Amount, the Closing Cash, the Closing Indebtedness, the Gross Profit Adjustment Amount, the Closing Purchase Price, the Final Purchase Price and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith; provided, that, for the avoidance of doubt, the foregoing shall not limit the Purchasers’ rights of recovery under the R&W Insurance Policy.

Section 2.10Purchase Price Allocation.

(a)Seller and the Purchasers agree to allocate and, as applicable, to cause their relevant Subsidiaries to allocate, the Final Purchase Price (as finally determined pursuant to Section 2.9) any other items that are treated as additional consideration for U.S. federal income Tax purposes among the Purchased Assets (and any other assets that, for U.S. federal income Tax purposes, are treated as assets purchased by the applicable Purchaser (or its relevant Subsidiaries) pursuant to this Agreement and any other Transaction Document) in accordance with Exhibit C attached hereto (the “Allocation Schedule”).

(b)To the extent necessary to prepare bills of sale, transfer agreements, or to otherwise timely comply with the requirements of applicable Law in respect of the sale of any of the Purchased Assets (or other assets), no later than ten (10) days prior to the Closing, Seller shall deliver a draft of the allocation of the Base Purchase Price and any other items that are treated as additional consideration for U.S. federal income Tax purposes among each applicable Seller Entity (or other Subsidiary of Seller) that sells, transfers or assigns any relevant Purchased Assets (or other assets) determined in a manner consistent with the Allocation Schedule (the “Proposed Initial Allocation”). If the Purchasers reasonably disagree with any item on the Proposed Initial Allocation, the Purchasers may, within five (5) days after delivery of the

Proposed Initial Allocation, deliver a written notice (the “Purchasers’ Initial Allocation Notice”) to Seller to such effect, specifying those items as to which the Purchasers disagree and setting forth the Purchasers’ proposed allocation of such items. During the three (3) days following the Purchasers’ delivery of a Purchasers’ Initial Allocation Notice, the Purchasers and Seller negotiate in good faith to resolve such dispute. The Proposed Initial Allocation, as prepared by Seller if no Purchasers’ Initial Allocation Notice has been given or as agreed to by Seller and the Purchasers following delivery of Purchasers’ Initial Allocation Notice (the “Initial Allocation”), shall be conclusive and binding on the Parties. The Initial Allocation or, in the event that the Initial Allocation has not become final pursuant to this Section 2.10 by the Closing, the Proposed Initial Allocation, shall be used for the purpose of determining the amount of any payments made on the Closing Date to the applicable Seller Entities.

(c)No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to the Purchasers a proposed allocation of the Final Purchase Price and any other items that are treated as additional consideration for U.S. federal income Tax purposes among the Purchased Assets (including among the Purchased Entity Shares and among any other assets that, for U.S. federal income Tax purposes, are treated as assets purchased by the applicable Purchaser (or its relevant Subsidiaries) pursuant to this Agreement and any other Transaction Document), as of the Closing Date, determined in a manner that incorporates, reflects and is consistent with the Allocation Schedule, the Initial Allocation, and Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (“Seller’s Allocation”). If the Purchasers disagree with Seller’s Allocation (other than with respect to any Initial Allocation reflected in Seller’s Allocation), the Purchasers may, within thirty (30) days after delivery of Seller’s Allocation, deliver a written notice (the “Purchasers’ Allocation Notice”) to Seller to such effect, specifying those items as to which the Purchasers disagree and setting forth the Purchasers’ proposed allocation of such items. If the Purchasers deliver a Purchasers’ Allocation Notice, Seller and the Purchasers shall, during the thirty (30) days following such delivery, negotiate in good faith to resolve such dispute within thirty (30) days after delivery of the Purchasers’ Allocation Notice. If Seller and the Purchasers are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm (who shall be promptly engaged if not previously engaged pursuant to Section 2.9 in accordance with the procedures described in Section 2.9) to resolve any remaining disputes. The Purchasers and Seller shall each request that the Independent Accounting Firm make a final determination as to the disputed items, in a manner that is consistent with the Allocation Schedule and the Initial Allocation, within thirty (30) days after such engagement. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and the Purchasers. The allocation, as prepared by Seller if no Purchasers’ Allocation Notice has been duly and timely delivered, as adjusted pursuant to any agreement between Seller and the Purchasers or as determined by the Independent Accounting Firm in accordance with this Section 2.10(c) (the “Allocation”), shall be final, conclusive and binding on the Parties absent manifest error. The Allocation shall be adjusted (other than with respect to amounts allocated to the Purchased Entity Shares pursuant to Exhibit C), as necessary, to reflect any adjustments to the purchase price under this Agreement in a manner consistent with the Allocation Schedule. Each of Seller and the Purchasers shall (and shall cause their respective Subsidiaries to) prepare and file its Tax Returns (including Internal Revenue Service (“IRS”) Form 8594) on a basis consistent with the Allocation and shall (and shall cause its respective Subsidiaries to) take no position inconsistent with the Allocation on any Tax Return (including IRS Form 8594) or in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). In the event that the Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto, and both Seller and the Purchasers agree to use their commercially reasonable efforts to defend such Allocation in any Tax Proceeding.

(d)If, in connection with the applicable Deferred Closing, an allocation of the relevant portion of the purchase price among the assets and liabilities transferred in such Deferred Closing is required by applicable Law, and the Allocation has not become final pursuant to this Section 2.10 at the time of such Deferred Closing, the Parties shall agree on an allocation of the relevant portion of the purchase price and any other items that are treated as additional consideration for U.S. federal income Tax purposes among the applicable Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities (each, a “Suballocation”). Any such Suballocation shall be consistent with the Initial Allocation. If Seller and the Purchasers are unable to mutually agree on any such Suballocation, such disagreement shall be referred to the Independent Accounting Firm promptly for review and resolution (in accordance with the procedures set forth in Section 2.9).

Section 2.11Transferred Marketing Authorizations.

(a)Notwithstanding anything to the contrary herein, if, the sale, assignment, transfer, conveyance or delivery of any of the Transferred Marketing Authorizations or the purchase, acquisition, acceptance and assumption of any Assumed Liabilities relating thereto as contemplated by this Article II shall not have been consummated as of the Closing because a Regulatory Approval (other than a Required Approval) has not been received (each, a “Deferred Marketing Authorization” or a “Deferred Marketing Authorization Liability,” as applicable), then, notwithstanding anything to the contrary in this Agreement, such Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities shall not be transferred to the Purchasers at the Closing (but the Closing shall otherwise occur with respect to the Purchased Assets (other than any Deferred Marketing Authorizations) and Assumed Liabilities (other than any Deferred Marketing Authorization Liabilities)). Such Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities shall be transferred to the Purchasers on the second (2nd) Business Day following the receipt, satisfaction or waiver of such Regulatory Approval (each, a “Deferred Closing” and such date, a “Deferred Closing Date”) with respect to such Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities, as applicable; provided that the receipt, satisfaction or waiver of such Regulatory Approval allows the Purchasers or any of their Subsidiaries to manufacture, distribute and market the applicable Business Products in the applicable jurisdictions in substantially the same manner as, and consistent with, the practice of the Business prior to Closing. If the Purchasers or any of their Subsidiaries obtain a new marketing authorization (including any re-registration) that enables the Purchasers or any of their Subsidiaries to manufacture, distribute and market the applicable Business Products in the applicable jurisdictions in substantially the same manner as, and consistent with, the practice of the Business prior to Closing with respect to each such Deferred Marketing Authorizations (in which case Seller and its Subsidiaries shall, subject to prior consultation with and receipt of written confirmation from the Purchasers, be entitled to withdraw or terminate such Deferred Marketing Authorizations), or if the Purchasers or any of their Subsidiaries obtain a Deferred Marketing Authorization from an authorized third party (e.g., an importer, manufacturer or distributor) that holds such Deferred Marketing Authorization and confirms the same in writing to Seller, then Seller and its Subsidiaries shall be released of their obligations hereunder to transfer such Deferred Marketing Authorizations to the Purchasers. In no event shall the Closing Purchase Price payable by the Purchasers at the Closing or the Final Purchase Price be reduced or deferred in respect of any Deferred Marketing Authorizations or Deferred Marketing Authorization Liabilities and the Cash, Indebtedness, Working Capital and Gross Profit of or relating to any Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities will be included in determining the Closing Cash, the WC Adjustment Amount, the Closing Indebtedness, the Closing Gross Profit and the Gross Profit Adjustment Amount pursuant to Section 2.9.

(b)With respect to any Deferred Marketing Authorizations or Deferred Marketing Authorization Liabilities, from the Closing Date until the earliest of (i) the applicable Deferred Closing Date, (ii) the date on which the Purchasers or any of their Subsidiaries obtain a new marketing authorization (including any re-registration) that enables the Purchasers or any of their Subsidiaries to manufacture, distribute and market the applicable Business Products in the applicable jurisdictions in substantially the same manner as, and consistent with, the practice of the Business prior to Closing with respect to each such Deferred Marketing Authorizations (in which case Seller and its Subsidiaries shall, subject to prior consultation with the Purchasers, be entitled to withdraw or terminate such Deferred Marketing Authorizations and be released of their obligations hereunder to transfer such Deferred Marketing Authorizations) and (iii) the date the Purchasers or any of their Subsidiaries obtain a Deferred Marketing Authorization from an authorized third party (e.g., an importer, manufacturer or distributor) that holds such Deferred Marketing Authorization (in which case Seller and its Subsidiaries shall be released of their obligations hereunder to transfer such Deferred Marketing Authorizations), (w) the Purchasers shall, at their sole cost, use reasonable best efforts to obtain, or cause to be obtained the applicable Regulatory Approval or a new marketing authorization (including any re-registration) that enables the Purchasers or their Subsidiaries to manufacture, distribute and market the applicable Business Products in the applicable jurisdictions in substantially the same manner as, and consistent with, the practice of the Business prior to Closing, (x) Seller shall use commercially reasonable efforts to assist the Purchasers in obtaining such Regulatory Approvals, (y) Seller (or its designated Subsidiary) and the Purchasers (or their designated Subsidiary) shall enter into a distribution agreement in substantially the form of the Distribution Agreement, and (z) the Parties shall treat the applicable Purchaser as the owner of any such Deferred Marketing Authorizations and Deferred Marketing Authorization Liabilities for Tax purposes as of the Closing Date. For so long as Seller or any member of the Seller Group holds any Deferred Marketing Authorizations or assumes any Deferred Marketing Authorization Liabilities following the Closing and provides the applicable Purchaser or its Subsidiaries any claims, rights and benefits of any such Deferred Marketing Authorizations or Deferred Marketing Authorization Liabilities pursuant to an arrangement described in this Section 2.11, the Purchasers shall indemnify and hold Seller and its Subsidiaries harmless from and against all Covered Losses incurred or asserted as a result of post-Closing direct or indirect ownership, management or operation of any such Deferred Marketing Authorizations or Deferred Marketing Authorization Liabilities by Seller or any member of the Seller Group.

Section 2.12Bulk Sales. Each Purchaser on behalf of itself and its Subsidiaries acknowledges that Seller and its Subsidiaries have not taken, and do not intend to take, any actions required to comply with any applicable “bulk transfer law” or “bulk sales law” (or any similar Law) of any jurisdiction. Each Purchaser on behalf of itself and its Subsidiaries waives compliance by Seller and its Subsidiaries with the provisions of any “bulk transfer law” or “bulk sales law” (or any similar law) of any jurisdiction in connection with the Transaction and the other transactions contemplated by this Agreement.

Section 2.13Withholding. The Purchasers and Seller shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law; provided, that the Purchasers and Seller shall each use commercially reasonable efforts to provide the other Party with written notice of the Purchasers’ or Seller’s (as applicable) intention to withhold at least five (5) Business Days prior to any such withholding and the Purchasers and Seller shall cooperate in good faith to minimize any such Taxes. Amounts withheld pursuant to this Section 2.13 and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in, or qualified by any matter set forth in, the Seller Disclosure Schedules, Seller hereby represents and warrants to the Purchasers as follows:

Section 3.1Organization and Standing.

(a)Seller and each other Seller Entity is a corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing (or other local equivalent) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing or in good standing would not have, individually or in the aggregate, a Business Material Adverse Effect or materially impair, hinder or delay the ability of Seller and its Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby.

(b)Seller has made available to the Purchasers correct and complete copies of the governing documents of each Purchased Entity, which are in full force and effect, and no Purchased Entity is in breach or in violation of any such governing documents.

Section 3.2Purchased Entities; Capital Structure.

(a)Each of the Purchased Entities is a corporation, partnership or other legal entity duly organized and validly existing, with corporate or other similar applicable power and authority to own, lease and operate its properties and assets and to carry on its respective business, as currently conducted. Each of the Purchased Entities is duly qualified to do business and, where applicable, in good standing (or other local equivalent) in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not be or reasonably expected to be, individually or in the aggregate, material to the Business and the Purchased Entities, taken as a whole. No vote of any stockholders or other equity holders of a Purchased Entity or any of its Affiliates is required for the execution of this Agreement or any other Transaction Document or the consummation of the Transaction or the other transactions contemplated hereby and thereby.

(b)All of the outstanding equity interests of each of the Purchased Entities are validly issued, fully paid and, in the case of any Purchased Entity which is a corporation, non-assessable. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any of the Purchased Entities is or may become obligated to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of the Purchased Entities. The Seller Entities own of record or beneficially all of the Purchased Entity Shares free and clear of all Liens, except for restrictions arising under applicable securities Laws, those that are expressly set forth in the governing documents of the Purchased Entities or those that will be discharged and released at or prior to the Closing. None of the issued and outstanding equity interests of the Purchased Entities were issued in violation of any preemptive rights, rights of first refusal, transfer restrictions or similar rights or any applicable Laws or are subject to any Liens (other than restrictions arising under applicable securities Laws, those that are expressly set forth in the governing documents of the Purchased Entities or those that will be discharged and released at or prior to the Closing). None of the Purchased Entities is party to, nor are the issued and outstanding equity securities of the Purchased Entities subject to, any equityholders, stockholders, voting trust or similar agreement or any other Contract related to the voting, transfer, redemption or repurchase of, or that otherwise provides for any rights in respect of, any such equity securities, except for the organizational documents of the Purchased Entities. None of the Purchased Entities owns any equity securities in any other Person or is subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(c)Section 3.2(c) of the Seller Disclosure Schedules sets forth (as may be updated prior to the Closing pursuant to clause (iii)), as of the date hereof, (i) the name and the jurisdiction of organization of each of the Purchased Entities, (ii) the record owners of the outstanding equity interests of each of the Purchased Entities, (iii) the number and type of authorized, issued and outstanding equity interests of the Purchased Entities (provided, that, Seller may update Section 3.2(c)(iii) of the Seller Disclosure Schedules from time to time prior to the Closing) and (iv) the percentage interest held by each Seller Entity. None of the Purchased Entities has any Subsidiaries.

Section 3.3Authority; Enforceability.

(a)Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and each such Transaction Document, and the performance by Seller of its obligations hereunder and thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate action. Each other Seller Entity has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Transaction Document to which it will be a party and to perform its obligations thereunder. The execution and delivery by each other Seller Entity of each Transaction

Document to which it will be a party, if applicable, and the performance by it of its obligations thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action.

(b)Seller and each other Seller Entity has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to carry on its respective business as it pertains to the Business as currently conducted and to own, lease and operate its properties and assets related to the Business, except where the failure to have such power and authority would not materially impair, hinder or delay the ability of Seller and its Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby.

(c)This Agreement has been duly executed and delivered by Seller and, assuming this Agreement has been duly executed and delivered by the Purchasers, constitutes a valid and binding obligation of Seller, and each other Transaction Document will be as of the Closing duly executed and delivered by each Seller Entity that will be a party thereto and will, assuming such Transaction Document has been duly executed and delivered by each other party thereto, constitute a valid and binding obligation of such Seller Entity, in each case enforceable against such Seller Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 3.4No Conflicts; Consents. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller or any other Seller Entity will be a party by Seller or such other Seller Entity and the consummation of the transactions contemplated hereby and thereby by Seller or such other Seller Entity do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Seller, any of the other Seller Entities or any of the Purchased Entities, (b) subject to obtaining the consents set forth in Section 3.4(b) of the Seller Disclosure Schedules, conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller Entities or the Purchased Entities under, or to a loss of any benefit of the Business to which any of the Seller Entities or the Purchased Entities is entitled under any Material Contract or any other Contract that constitutes a Purchased Asset and (c) assuming compliance with the matters set forth in Section 3.5 and Section 4.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which any Seller Entity or Purchased Entity is subject; except, with respect to clauses (b) and (c), as would not, individually or in the aggregate, be or reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole.

Section 3.5Governmental Authorizations. The execution, delivery and performance of this Agreement by Seller does not require any Regulatory Approval of, or Filing with, any Governmental Entity, except for (a) compliance with (i) the applicable requirements of the HSR Act and (ii) any other applicable Regulatory Law, (b) compliance with the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”),

(c) compliance with the rules and regulations of the New York Stock Exchange, (d) compliance with any applicable foreign or state securities or blue sky Laws and (e) Regulatory Approvals and Filings which if not obtained or made would not, individually or in the aggregate, be or reasonably expected to be material to the Purchased Entities and the Business, taken as a whole.

Section 3.6Proceedings.

(a)There is no, and during the past three (3) years there has not been any, Proceeding pending or, to the Knowledge of Seller, threatened against a Purchased Entity, Seller or any of its Subsidiaries relating to the Business or any properties or rights of a Purchased Entity, other than Proceedings which would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole or which would not, individually or in the aggregate, have a Business Material Adverse Effect.

(b)As of the date of this Agreement, none of the Purchased Entities or the Seller Entities (relating to the Business) is subject to any outstanding Judgment other than those which would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole or which would, individually or in the aggregate, have a Business Material Adverse Effect.

Section 3.7Financial Statements; Absence of Undisclosed Liabilities.

(a)Section 3.7(a) of the Seller Disclosure Schedules sets forth correct and complete copies of the unaudited statement of assets and liabilities of the Business and related income statement as of and for the fiscal year ended December 31, 2023 (collectively, the “Business Financial Information”).

(b)The Business Financial Information (i) has been derived from the financial statements of Seller and its Subsidiaries, which have been prepared in accordance with GAAP, consistently applied during the periods involved, and (ii) fairly presents in all material respects (A) the financial condition, assets and liabilities of the Business as of the dates therein specified and (B) the results of operations of the Business for the periods indicated therein; provided, that the Business Financial Information does not include footnote disclosures (which if presented would not materially change the financial position and results of operations of the Business), is unaudited, may not include all adjustments that an audit may require and may include certain normalized adjustments that audited or unaudited financial statements may not require as set forth on Section 3.7(b) of the Seller Disclosure Schedules; provided, further, that the Business Financial Information and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis.

(c)Seller and its Subsidiaries maintain systems of internal accounting controls designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, (ii) the receipts and expenditures of the Business are being made in accordance with appropriate authorizations of management of the Seller Group and

(iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Business that could have a material effect on the financial statements of the Business, it being understood that Seller’s policies and procedures are designed and implemented giving effect to Seller’s entire business and therefore levels of materiality and other determinations made with respect to Seller may not be the same as if the Business were operated on a standalone basis.

(d)Except as set forth on Section 3.7(d) of the Seller Disclosure Schedule, as of the date hereof, the Business does not have any Liabilities that would be required by GAAP to be reflected on a balance sheet of the Business, other than Liabilities that: (i) are specifically reflected and adequately reserved against in the most recent balance sheet and included in the Business Financial Information (“Balance Sheet Date”), (ii) were incurred since the Balance Sheet Date in the ordinary course of business (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation or violation of Law), (iii) are Retained Liabilities, (iv) are disclosed in Section 3.7(d) of the Seller Disclosure Schedules, or (v) would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole.

(e)As of the date hereof, the Business meets the requirements for abbreviated financial statements set forth in Rule 3-05(e)(1)(i), (ii), (iii) and (iv) of Regulation S-X under the Securities Act.

Section 3.8Absence of Changes or Events. (a) Since the Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business, (b) since the Balance Sheet Date, there has not been any Business Material Adverse Effect and (c) since Balance Sheet Date through the date of this Agreement, no Seller Entity or Purchased Entity has, in relation to the Purchased Entities or the conduct of the Business, taken any action set forth in clauses (ii), (iii), (iv), (v), (vi), (viii), (ix), (x), (xii), (xiii), (xiv), (xix) or (xxiii) (to the extent clause (xxiii) relates to any of the foregoing clauses of Section 5.2(b)) of Section 5.2(b), that, if taken following the execution of this Agreement until the Closing, would require the consent of the Purchasers.

Section 3.9Title to Assets; Sufficiency of Assets.

(a)Except as would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole, the Seller Entities or the Purchased Entities will (assuming all Regulatory Approvals as may be required in connection with the consummation of the Transaction and the other transactions contemplated by this Agreement have been obtained) have as of the Closing good title to, or other legal rights to possess, use, and transfer, all of the Purchased Assets (other than any Deferred Marketing Authorizations) as conducted immediately prior to the Closing, free and clear of all Liens other than Permitted Liens.

(b)Except as set forth on Section 3.9(b) of the Seller Disclosure Schedules, the Purchased Assets (assuming all Regulatory Approvals as may be required in connection with the consummation of the Transaction and the other transactions contemplated by this Agreement have been obtained and assuming that any Deferred Marketing Authorizations are transferred to the Purchasers at the Closing), together with the services, rights and benefits to be provided pursuant to the Transaction Documents, shall, in the aggregate, constitute all of the rights, materials, goods, services, properties and assets (tangible or intangible) in all material respects necessary for the Purchasers and their Subsidiaries (including the Purchased Entities) to conduct the Business immediately following the Closing in substantially the same manner as conducted by Seller and its Subsidiaries as of the date of this Agreement.

Section 3.10Intellectual Property.

(a)Section 3.10(a) of the Seller Disclosure Schedules lists all Registered IP included in the Transferred Intellectual Property, as of the date of this Agreement (the “Business Registered IP”).

(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole: (i) the applicable Seller Entities or the Purchased Entities are current in the payment of all registration, maintenance and renewal fees with respect to the Business Registered IP, except in each case as Seller or any of its Subsidiaries has elected in its reasonable business judgment to abandon or permit to lapse a registration or application for any Intellectual Property Rights, (ii) the Business Registered IP and all Transferred Intellectual Property are solely owned by the Seller Entities or the Purchased Entities free and clear of all Liens, other than Permitted Liens, (iii) the Business Registered IP is subsisting, valid and, to the Knowledge of Seller, not unenforceable and (iv) as of the Closing, Purchasers or their Subsidiaries (including the Purchased Entities) will be the sole and exclusive owner of all Transferred Intellectual Property and, taking into account the services, rights and benefits to be provided pursuant to the Transaction Documents, will have the right or license to use all other Intellectual Property Rights necessary for the Purchasers and their Subsidiaries (including the Purchased Entities) to conduct the Business immediately following the Closing in substantially the same manner as conducted by Seller and its Subsidiaries as of the date of this Agreement.

(c)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole: (i) none of the Transferred Intellectual Property is subject to any Judgment adversely affecting the use thereof or rights thereto by Seller and its Subsidiaries or the Purchased Entities; (ii) there is no opposition or cancellation Proceeding pending against Seller and its Subsidiaries or the Purchased Entities as of the date of this Agreement concerning the ownership, validity or enforceability of any Business Registered IP; (iii) as of the date of this Agreement, none of Seller, its Subsidiaries or the Purchased Entities, has received any written notice within the three (3)-year period prior to the date of this Agreement alleging that the conduct of the Business infringes, misappropriates, or violates the Intellectual Property Rights of any other Person; (iv) none of Seller, its Subsidiaries, the Purchased Entities as of the date hereof or within the three (3)-year period prior to the date of this Agreement has alleged (including by initiating any claim or action) that a third Person is infringing, misappropriating, or violating the Transferred Intellectual Property; and (v) since the date that is three (3) years prior to the date hereof, the conduct of the Business has not infringed, misappropriated, or violated the Intellectual Property Rights of any other Person.

(d)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole, (i) Seller or its Subsidiaries, and the Purchased Entities, as applicable, have taken commercially reasonable measures to protect and maintain the confidentiality of Trade Secrets included in the Transferred Intellectual Property, (ii) there have been no material unauthorized uses or disclosures of any such Trade Secrets within the three (3)-year period prior to the date of this Agreement, except in the ordinary course of business pursuant to a written confidentiality, non-use, and non-disclosure agreement with the Purchased Entities, and (iii) to the Knowledge of Seller, there have been no breaches of any such agreements.

(e)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole, all current and former officers and employees of, and consultants and independent contractors to, Seller and its Subsidiaries, or the Purchased Entities, as applicable, that were involved in the conception, creation, authoring, reduction to practice, or development of Transferred Intellectual Property have agreed to, or are subject to policies, restricting the disclosure and use of any confidential information (except for use for the benefit of Seller and its Subsidiaries) and have assigned either by operation of law, or by granting an assignment, to Seller or any of its Subsidiaries, or the applicable Purchased Entity, of all rights in and to any Transferred Intellectual Property conceived, created, authored, reduced to practice, or developed pursuant to services performed for the Business by such Persons for the Business.

Section 3.11Information Technology; Data Protection.

(a)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole, during the three (3)-year period immediately prior to the date of this Agreement, there have not been any material vulnerabilities or defects that have resulted in any security breaches or unauthorized access or other security access incidents involving the unauthorized processing, access, deletion, exfiltration, use, loss, destruction, compromise, transfer, or disclosure of any Personal Data or Trade Secrets collected or received by the Purchased Entities, or adversely affecting, including resulting in a partial or complete loss of control of, the Transferred Information Technology.

(b)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole, (i) Seller, its Subsidiaries and the Purchased Entities are and have been during the three (3) year period immediately prior to the date of this Agreement in compliance in all material respects with all applicable Data Protection Laws with respect to the Business, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data with respect to the Business; (ii) none of Seller, its Subsidiaries or the Purchased Entities is party to any pending or threatened Proceedings, or has, during the three (3) year period immediately prior to the date of this Agreement, received any written notice from any applicable Governmental Entity or been party to any Proceeding, in each case, alleging a violation of any Data Protection Laws with respect to the Business or otherwise in connection with the processing of Personal Data; (iii) the Purchased Entities (and the Seller Entities with respect to Personal Data collected or used in connection with the Business) have taken appropriate actions (including implementing reasonable technical, physical or administrative safeguards) to protect the Transferred Information Technology, Trade Secrets, and all Personal Data in their possession or under their control against any unauthorized use, access or disclosure; and (iv) during the three (3) year period immediately prior to the date of this Agreement, there have been no successful phishing incidents, ransomware or malware attacks or any unauthorized use, loss, access, destruction, processing, acquisition, compromise, transfer, or disclosure of any Personal Data or Trade Secrets collected or received by the Purchased Entities, or other security incident of or involving Personal Data collected by or used in connection with the Business.

(c)Except as would not reasonably be expected to be material to the Purchased Entities and the Business, taken as a whole, (i) the Purchased Entities own, lease, license, or otherwise have the legal right to use all Transferred Information Technology, and (ii) all Transferred Information Technology (A) is free from any material defect, bug, virus or programming, design or documentation error or corruptant that permit, or are designed to permit, unauthorized access to any Transferred Information Technology, (B) operates and runs in a reasonable and efficient business manner, and (C) is sufficient for the current and currently contemplated needs of the Business.

Section 3.12Real Property.

(a)Except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Purchased Entities and the Business, taken as a whole:

(i)Seller, a Seller Entity or a Purchased Entity has good and valid fee simple title to the applicable Owned Real Property, free and clear of any Liens, other than Permitted Liens. Except as set forth in Section 3.12(a)(i) of the Seller Disclosure Schedules, as of the date hereof, (A) none of Seller, a Seller Entity or a Purchased Entity has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (B) the Purchased Entities are not a party to any agreement or option to purchase any real property or interest therein. None of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(ii)Seller, a Seller Entity or a Purchased Entity has a legal, valid, binding, enforceable and in full force and effect leasehold estate (as lessee) in all Leased Real Property as lessee or sublessee, in each case free and clear of all Liens, other than Permitted Liens. Seller has delivered to the Purchasers a true and complete copy of each such Transferred Lease as in effect as of the date hereof. Except as set forth in Section 3.12(a)(ii) of the Seller Disclosure Schedules, with respect to each of the Transferred Leases, as of the date hereof: (A) none of Seller, a Seller Entity or a Purchased Entity has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, and (B) none of Seller, a Seller Entity or a Purchased Entity has collaterally assigned or granted any other security interest in such Transferred Lease or any interest therein.

(b)Except as would not have, individually or in the aggregate, a Business Material Adverse Effect, (i) all improvements located on the Owned Real Property have received all necessary Regulatory Approvals of Governmental Entities (including licenses and permits)

required in connection with the use thereof being made as of the date of this Agreement, (ii) there are no judicial or administrative Proceedings pending or, to the Knowledge of Seller, threatened in writing under any condemnation, environmental, zoning, eminent domain, land-use or other Law applicable to the Owned Real Property which, if adversely decided, would interfere with the present use in the Business of the Owned Real Property, (iii) there are no outstanding unpaid assessment notices against any of the Owned Real Property and (iv) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property are in good condition and repair and sufficient for the operation of the Business. The Owned Real Property and the Leased Real Property comprise all of the real property exclusively used in the Business.

Section 3.13Contracts.

(a)Section 3.13(a) of the Seller Disclosure Schedules sets forth the following Contracts to which any Purchased Entity or any Seller Entity (with respect to the Business) is a party to or bound by as of the date hereof (other than sales or purchase orders, statements of work, standard terms and conditions and similar instruments entered into or used in the ordinary course of business) (the “Material Contracts”):

(i)the Contracts with the ten (10) largest customers of the Business (measured by aggregate dollar amounts received by the Business in the applicable region in the fiscal year ended December 31, 2023) (such counterparties, the “Significant Customers”) for the provision of Business Products;

(ii)the Contracts with the ten (10) largest suppliers of the Business (measured by dollar amounts spent by the Business in the fiscal year ended December 31, 2023) (such counterparties, the “Significant Suppliers”) for the supply of services, products or materials for use in the Business;

(iii)each Contract providing for (A) the acquisition or disposition by the Business of any business or assets (whether by merger, sale of stock, sale of assets or otherwise), excluding ordinary course commercial Contracts, in the last three (3) years and (B) continuing earn-out, indemnification, deferred or contingent purchase price or other similar obligations following the date of this Agreement;

(iv)each Contract providing for a joint venture or other joint development agreement involving future payments or capital commitments or similar partnership agreement or arrangement with a third party;

(v)each Contract providing for indebtedness for borrowed money in excess of $250,000 owed to a Person that is currently outstanding, or otherwise granting a Lien to secure indebtedness for borrowed money, in each case, other than (A) any such indebtedness to the extent owing from any of the Purchased Entities to any of the other Purchased Entities to the extent reconciled or eliminated in the consolidated financial statements of the Business at or prior to Closing or (B) any such indebtedness to be repaid or extinguished at or prior to the Closing;

(vi)each Contract requiring future capital expenditure obligations of the Business in excess of $250,000;

(vii)each Contract relating to (A) the licensing of Intellectual Property Rights that are material to the Purchased Entities and the Business, taken as a whole, including any license granted (x) on an exclusive basis to any third party with respect to any Transferred Intellectual Property, or (y) to any of the Purchased Entities or Seller Entities with respect to Intellectual Property Rights of third parties, or (B) the Business’s ability to own, enforce, license or disclose any material Transferred Intellectual Property or relating to the acquisition, divestiture or development of any material Transferred Intellectual Property; excluding, in each case, licenses for commercially-available software or other Technology that involved aggregate annual payments less than $250,000 in the fiscal year ended December 31, 2023;

(viii)each Transferred Lease;

(ix)each Contract that by its express terms materially limits or materially impairs the ability of the Seller Entities (with respect to the Business) or the Purchased Entities to compete in any line of business or with any Person or in any geographic area (including through non-compete or exclusivity provisions), other than customary exclusive distribution agreements for the Business Products entered into in the ordinary course of business consistent with past practice;

(x)(A) each material Contract that contains any “most favored nation” or similar provision or (B) each Contract that contains minimum order or purchase requirements in excess of $250,000;

(xi)any Contract of lease of any personal property requiring future payments in excess of $250,000 for any successive calendar year; and

(xii)each Contract that is a settlement, conciliation or similar agreement with (A) any Governmental Entity, (B) entered into in the last three (3) years or (C) pursuant to which the Business or the Purchased Entities will have any material outstanding obligation after the date of this Agreement.

(b)(i) Each Material Contract is valid and binding on the Seller Entity or Purchased Entity that is a party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), and (ii) no Seller Entity or Purchased Entity or, to the Knowledge of Seller, any other party thereto, is in breach of, or default under, any such Material Contract. No Seller Entity or Purchased Entity has received any written, or to the Knowledge of Seller, other claim or notice of any other party’s intention to terminate, modify or allow to expire, any such Material Contract, and to the Knowledge of Seller, there is not, and in the past three (3) years has not been, any dispute with respect to any Material Contract, in each case, which would be or reasonably expected to be material to the Business and the Purchased Entities, taken as a whole. Except for any Shared Contracts, correct and complete copies of each Material Contract in effect as of the date hereof have been made available to the Purchasers.

Section 3.14Significant Customers; Significant Suppliers.

(a)Section 3.14(a) of the Seller Disclosure Schedules lists the names of each of the Significant Customers. To the Knowledge of Seller, none of the Significant Customers has modified, allowed to expire or terminated its relationship with the applicable Seller Entity or Purchased Entity. No member of the Seller Group or Purchased Entity has received any written notice that any Significant Customer has ceased or will cease to be a customer of the Business or that such Significant Customer intends to terminate, allow to expire or materially modify any existing Material Contract with any Seller Entity or Purchased Entity, as applicable. No Seller Entity or Purchased Entity has been engaged in the past three (3) years, or is currently engaging, in a material dispute with any Significant Customer.

(b)Section 3.14(b) of the Seller Disclosure Schedules lists the names of each of the Significant Suppliers. To the Knowledge of Seller, none of the Significant Suppliers has modified, allowed to expire or terminated its relationship with the applicable Seller Entity or Purchased Entity. No member of the Seller Group or Purchased Entity has received any written notice that any Significant Supplier has ceased or will cease to act as a supplier of the Business or that such Significant Supplier intends to terminate, allow to expire or materially modify any existing Material Contract with any Seller Entity or Purchased Entity, as applicable. No member of the Seller Group or Purchased Entity has been engaged in the past three (3) years, or is currently engaging, in a material dispute with any Significant Supplier.

Section 3.15Transferred Marketing Authorizations; Recalls.

(a)Section 3.15(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of (i) the marketing applications, regulatory or marketing approvals, clearances or other authorizations used to sell, distribute or market the Business Products and granted by any Governmental Entity, (ii) any Investigational New Animal Drug (INAD) files, data, information or applications that are part of the Business or related to Business Products and (iii) any Veterinary Master File (VMF) related to the Business or Business Products (“Transferred Marketing Authorizations”).

(b)Except as would not, individually or in the aggregate, be or reasonably expected to be material to the Purchased Entities and the Business, taken as a whole, Seller or its Subsidiaries have exclusive ownership, or have obtained beneficial use, of all Transferred Marketing Authorizations, and all such Transferred Marketing Authorizations are and, to the extent freely transferrable by Seller and its Subsidiaries, will be immediately after the Closing, valid and in full force and effect. No Proceedings with respect to Transferred Marketing Authorizations are (i) pending against any member of the Seller Group or, to the Knowledge of Seller, against any third-party holding a Transferred Marketing Authorization, or (ii) to the Knowledge of Seller, threatened in writing to revoke, suspend, or modify any Transferred Marketing Authorization;

(c)For the past twelve (12) months, none of Seller or any other member of the Seller Group has distributed, used, sold, marketed, manufactured, licensed, labeled, packaged, authorized any use of, offered a right of reference to, or letter of authorization for, any Additional Business Product corresponding to sales in excess of $2,000,000 during such period;

(d)For the past three (3) years, there has not been conducted or requested in writing, nor, to the Knowledge of Seller, is there any current consideration by Seller or any of its Subsidiaries or any Governmental Entity of, any recall in respect of any Business Product; and

(e)Except for ordinary course inquiries by Governmental Entities, there are not pending, or, to the Knowledge of Seller, threatened in writing, any Product Claims with respect to which liability is reasonably anticipated to exceed $500,000.

Section 3.16Compliance with Applicable Laws; Permits.

(a)None of the Seller Entities or the Purchased Entities is in violation of any Law applicable to the conduct of the Business as presently conducted, except for violations that would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole.

(b)(i) Within five (5) years prior to the date of this Agreement, none of the Seller Entities or the Purchased Entities or any of their respective officers, employees, or directors, nor, to the Knowledge of Seller, any of their agents or third party representatives, in each case, with respect to the Business, has made, paid, authorized, promised, received, or accepted any gift, bribe, payoff or kickback to or from any person in violation of any applicable Law relating to anti-bribery, anti-money laundering, or anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, “Anti-Corruption Laws”) or otherwise been in violation of Anti-Corruption Laws and (ii) to the Knowledge of Seller, none of the Seller Entities or the Purchased Entities, in each case with respect to the Business, is under Governmental Entity investigation for, or has received any written notice from a Governmental Entity regarding, any violation of any Anti-Corruption Laws.

(c)The Seller Entities and/or the Purchased Entities hold all material Permits necessary for the conduct of the Business as presently conducted. The Seller Entities and the Purchased Entities, in each case with respect to the Business, are in compliance in all material respects with such Permits. The Seller Entities and/or the Purchased Entities hold all Permits required by all applicable FDA Laws and state animal feed regulations or animal remedies regulations, which Permits are in full force and effect, and no material suspension, cancellation, withdrawal, or revocation thereof is pending or, to the Knowledge of Seller, threatened.

(d)Each Seller Entity and Purchased Entity has complied in the past three (3) years in all material respects with all FDA Laws applicable to the Business Products and all other U.S. federal and state statutes and regulations governing the research, development manufacturing, packaging, labeling, storage, distribution, marketing and/or advertising of the Business Products. To the Knowledge of Seller, each of the Seller Entities and/or Purchased Entities has not in the past three (3) years introduced or caused the introduction into commerce of any Business Products, and does not hold any inventory, which is/are or was/were in any material respect “adulterated,” “misbranded,” an article which may not be introduced into interstate commerce under any provision of the FDCA, or otherwise violative within the meaning of the FDCA and/or under any other applicable legal requirement that would reasonably be expected to result in any material liability to the Business and the Purchased Entities, taken as a whole, under the FDA Laws applicable to the Business Products.

(e)Within the past three (3) years, there have been no pending or, to the Knowledge of Seller, threatened recalls, market withdrawals, stock recovery or public notifications, field notifications, food safety alerts, or similar actions with respect to any Business Products or other similar federal, state, or private actions with respect to such Business Products and, to the Knowledge of Seller, no facts or circumstances exist that would reasonably be expected to (i) result in the recall, market withdrawal or stock recovery of any Business Product, (ii) cause, as a result of any regulatory action by any Governmental Entity, (x) a material change in the research or development status or labeling of any Business Product or (y) a termination or suspension of the research, development, marketing, labeling or distribution of any Business Product, or (iii) result in any material liability to the Business and the Purchased Entities, taken as a whole, under the FDA Laws applicable to the Business Products.

(f)Except as set forth on Section 3.16(f) of the Seller Disclosure Schedules, in the past three (3) years, none of the Seller Entities and/or Purchased Entities has received any FDA Form 483, FDA Warning Letter, Federal Trade Commission Letter, or any written notice of an action brought by the United States under FDA Laws or the U.S. Federal Trade Commission Act with respect to any Business Products, nor has any Seller Entity or Purchased Entity received any comparable written warnings or notices from any other Governmental Entity and to the Knowledge of Seller, there are no such pending or threatened actions, in each case with respect to any Business Products.

(g)Each Seller Entity and Purchased Entity possesses, in all material respects, any required certification, and adequate substantiation, for any claims, promises, and affirmations of fact made with respect to any Business Product, including on the product labeling and in promotional materials.

Section 3.17Environmental Matters.

(a)(i) The Seller Entities and the Purchased Entities are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws applicable to the conduct of the Business or the occupation of the Business’s properties or facilities, (ii) the Seller Entities and the Purchased Entities have obtained, maintained and are, and for the past three (3) years have been, in compliance in all material respects with all Permits pursuant to Environmental Laws required for the operation of the Business or the occupation of the Business’s properties or facilities, (iii) as of the Closing Date and for the past three (3) years (or earlier to the extent unresolved), the Seller Entities and the Purchased Entities have not received any written notice, report or other information and there are and have been no Proceedings pending, or to the Knowledge of Seller threatened, against the Seller Entities or the Purchased Entities, in each case alleging a material violation of, or material Liability under, Environmental Laws with respect to the Business or the Business’s properties or facilities, and (iv) there has been no storage, handling, treatment, transportation, disposal, arranging for or permitting the disposal, or release of, exposure of any Person to, or ownership or operation of any property or facility contaminated by, any Hazardous Material (or products or other items containing any Hazardous Material), in each case that would give rise to material Liability of the Seller Entities or Purchased Entities with respect to the Business and the Purchased Assets, taken as a whole, under Environmental Laws.

(b)Seller has made available to the Purchasers copies of all material environmental, health or safety audits, assessments and reports and other material environmental, health or safety documents for the past five (5) years relating to the current or former properties, facilities or operations of the Business, Purchased Assets or Purchased Entities, which are in its possession or under its reasonable control.

Section 3.18Taxes.

(a)Except with respect to (1) Taxes of any member of the Seller Group or (2) any Tax Return of any consolidated, combined, affiliated or unitary group that includes any member of the Seller Group, including any Combined Tax Return, (i) all material Tax Returns required to be filed by the Purchased Entities have been timely filed (taking into account extensions) and all such Tax Returns are correct and complete in all material respects; (ii) all material amounts of Taxes shown to be due on such Tax Returns have been paid; (iii) there is no pending Tax Proceeding by any Taxing Authority with respect to any material Taxes of the Purchased Entities; (iv) each of the Purchased Entities has complied in all material respects with all applicable Laws relating to the withholding of Taxes; and (v) there are no Liens for Taxes upon any of the Purchased Assets or any assets of a Purchased Entity other than Permitted Liens.

(b)The Purchased Entities have not been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local, or foreign Law) filing a consolidated, affiliated or unitary income Tax Return, and the Purchased Entities do not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 or any similar provision of Law, by contract (other than agreements not primarily related to Taxes), or as a transferee or successor.

(c)No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority with respect to the Purchased Entities.

(d)The Purchased Entities will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) use of an improper method of accounting prior to the Closing; (iii) “closing agreement” as described in Code Section 7121 (or similar or corresponding provision of Law) executed prior to the Closing; (iv) installment sale made prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(e)Each Purchased Entity is classified as an entity disregarded as separate from its owner for U.S. federal income Tax purposes.

(f)For the past three (3) years, the Purchased Entity Shares have been owned by a “controlled foreign corporation” as defined in Section 957 of the Code.

Section 3.19Benefit Plans.

(a)Section 3.19(a) of the Seller Disclosure Schedules sets forth a list, as of the date of this Agreement, of each material Seller Benefit Plan and identifies each such plan that is a Purchased Entity Benefit Plan.

(b)With respect to each material Purchased Entity Benefit Plan, Seller has made available to the Purchasers, to the extent applicable (i) the summary plan description, and the written document evidencing each Purchased Entity Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all material amendments or material supplements to any Purchased Entity Benefit Plan, (ii) for any U.S. Purchased Entity Benefit Plan, the annual report (Form 5500), if any, filed with the IRS for the last plan year, and the most recently received IRS determination letter or prototype opinion letter, (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Purchased Entity Benefit Plan, (iv) the applicable portions of the most recently prepared actuarial report or financial statement relating to a U.S. Purchased Entity Benefit Plan, and (v) all material nonroutine correspondence with a Governmental Entity with respect to any U.S. Purchased Entity Benefit Plans within the past three (3) years. With respect to each Seller Benefit Plan that is not a Purchased Entity Benefit Plan, Seller has made available to the Purchasers the most recent summary plan description or a written description of the plan’s material terms.

(c)No Purchased Entity Benefit Plan is subject to Title IV of ERISA and with respect to each Seller Benefit Plan, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code and (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred.

(d)Except as would not, individually or in the aggregate result in a material Liability to the Purchased Entities and the Business, taken as a whole, each Purchased Entity Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter, and nothing has occurred that would reasonably be expected to adversely affect the qualification of such U.S. Purchased Entity Benefit Plan.

(e)Each Purchased Entity Benefit Plan has been operated in all material respects in compliance with its terms and applicable Law and no event has occurred and no condition exists with respect to such Purchased Entity Benefit Plan, that has subjected, or would reasonably be expected to subject, any Purchased Entity to any material Liability imposed by ERISA, the Code or any other applicable Law.

(f)No Purchased Entity Benefit Plan is a Multiemployer Plan and, in the six (6) years prior to the date hereof, no Purchased Entity or an ERISA Affiliate of the Purchased Entities has withdrawn from a Multiemployer Plan to which the Purchased Entities or their

ERISA Affiliates contribute in respect of Business Employees in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in a Liability of the Purchased Entities or their ERISA Affiliates that has not been fully paid.

(g)Except as would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole, there is no pending or, to the Knowledge of Seller, any threatened claim, action, suit, audit, Proceeding, investigation, litigation, inquiry, or other disputes on behalf or relating to each Purchased Entity Benefit Plan (other than routine claims for benefits thereunder), and no Purchased Entity Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination, investigation or audit by a Governmental Entity.

(h)Except as required by applicable Law, neither the execution of this Agreement nor the consummation of the Transaction will (either alone or in combination with any other event) (i) result in any material payment becoming due to any Business Employee or other individual service provider of the Business or the Purchased Entities under any Purchased Entity Benefit Plan or Seller Benefit Plan, (ii) materially increase the amount or value of, any compensation or benefits payable to any Business Employee or other individual service provider of the Business or the Purchased Entities under any Purchased Entity Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits of any Business Employee or other individual service provider of the Business or the Purchased Entities under any Purchased Entity Benefit Plan or Seller Benefit Plan, or (iv) result in any “parachute payment” (as such term is defined in Section 280G of the Code).

(i)Each Purchased Entity Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been established, operated and maintained at all times in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and no amount under any such Purchased Entity Benefit Plan has been, is or could reasonably be expected to be, subject to material interest or additional Tax under Section 409A of the Code.

(j)Neither the Seller Entities nor the Purchased Entities maintain any obligations to indemnify, gross-up or reimburse any Business Employee or other individual service provider of the Business or the Purchased Entities for any Taxes or related interest or penalties incurred by such individual under Sections 409A or 4999 of the Code.

(k)With respect to each Purchased Entity Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Purchased Entity Benefit Plan”): (i) all material employer and employee contributions to each Non-U.S. Purchased Entity Benefit Plan required by law or by the terms of such Purchased Entity Benefit Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Purchased Entity Benefit Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except where any failure to comply would not, individually or in the aggregate, be reasonably expected to result in a material Liability to the Purchased Entities and the Business, taken as a whole, (iii) no Non-U.S. Purchased Entity Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), and (iv) there are no material unfunded or underfunded material Liabilities with respect to any Non-U.S. Purchased Entity Benefit Plan.

Section 3.20Labor Matters.

(a)Section 3.20(a) of the Seller Disclosure Schedules sets forth each Business Employee, and for each: (i) employee identification number; (ii) job title; (iii) primary work location (including country and state); (iv) hourly wage or base salary (as applicable); (v) target annual incentive compensation opportunity; (vi) exempt or non-exempt status (for U.S. Business Employees); (vii) active or inactive status (and as applicable, type of leave and anticipated return date); (viii) full-time or part-time status; (ix) visa status (as applicable); (x) union or non-union status; (xi) date of hire; (xii) employing entity; and (xiii) accrued unused paid time off. The Business Employees are sufficient in number and skill to operate the Business in substantially the same manner as conducted by the Purchased Entities and Seller Group prior to the Closing. Other than the Business Employees, there are no employees of the Seller Group that primarily provide services to the Business.

(b)Section 3.20(b) of the Seller Disclosure Schedules sets forth a list of each Collective Bargaining Agreement to which any Purchased Entity or Seller Entity (with respect to the Business) is a party or bound. Seller has made available to the Purchasers a copy of each such Collective Bargaining Agreement, including any national or industry contractor arrangement. Other than the Collective Bargaining Agreements set forth on Section 3.20(b) of the Seller Disclosure Schedules, there are no Collective Bargaining Agreements that pertain to any Business Employees, and none are currently being negotiated; and no Business Employees are represented by any labor union, labor organization, works council, employee representative or group of employees. There are no pre-signing legal or contractual requirements to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, labor organization or employee representative, which is representing any Business Employees, or any applicable labor tribunal, in connection with the execution of this Agreement.

(c)To the Knowledge of Seller, in the past three (3) years, (i) there has been no organizational effort made or threatened by, or on behalf of, any Business Employees, labor organization, union, or association, works council, or other employee representative body with respect to any Business Employees, and (ii) no application, request or demand for recognition or certification of any Business Employees has been made by, or on behalf of, any Business Employees, labor organization, union, or association, works council, or other employee representative body.

(d)Except as would not, individually or in the aggregate, be material to the Purchased Entities and the Business, taken as a whole, (i) in the past three (3) years, there have been no actual or, to the Knowledge of Seller, threatened, unfair labor practice charges, labor grievances, labor arbitrations, strikes, work stoppages, slowdowns, picketing, hand billing, lockouts, or other labor disputes involving Business Employees or against or affecting the Purchased Entities or the Business and (ii) in the past three (3) years, there have been no unfair labor practice charges, strikes, or lockouts impacting the Business Employees.

(e)Each Purchased Entity and Seller Entity (with respect to the Business) has promptly, thoroughly, and impartially investigated all sexual harassment, or other harassment, discrimination, or retaliation allegations made during the past three (3) years relating to employees with an annual base compensation in excess of $150,000, officers or directors of such entities and of which the Seller has Knowledge. With respect to each such allegation with potential merit, the applicable Purchased Entity or Seller Entity has taken prompt corrective action reasonably calculated to prevent further improper action. No Purchased Entity or Seller Entity (with respect to the Business) (i) reasonably expects to incur any material Liability with respect to any such allegation or (ii) is aware of any such allegations that would indicate a breach of fiduciary duty or that, if known to the public, would bring the Business or any Purchased Entity into material disrepute.

Section 3.21Intercompany Arrangements. Except for (a) any Contracts that will be terminated at or prior to the Closing, (b) the Transaction Documents and (c) the organizational documents of the Purchased Entities, there are no Contracts in effect as of the date of this Agreement that are solely between or among the Seller Group, on the one hand, and the Purchased Entities, on the other hand.

Section 3.22Insurance. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchased Entities and the Business, taken as a whole, (a) the Seller Entities and the Purchased Entities collectively own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Business and (b) as of the date hereof, all such insurance policies are in full force and effect, except for any expiration thereof in accordance with the terms thereof, no written notice of cancellation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event (or failure to take action) which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or otherwise would permit termination or modification of any of the insurance policies. As of the date hereof, no written notice of cancellation or termination has been received by any member of the Seller Group or a Purchased Entity with respect to any of the insurance policies applicable to the Business, and there are no material claims pending under any of such policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 3.23Inventory; Accounts Payable; Accounts Receivable. Except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Purchased Entities and the Business, taken as a whole, (a) all Inventory, whether or not reflected in the Business Financial Information, consists of a quality and quantity usable and salable in the ordinary course, except for obsolete or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established, in each case, in accordance with GAAP, and is fit for its intended use in all respects, (b) all Inventory is owned by a member of the Seller Group or a Purchased Entity, free and clear of all Liens (other than Permitted Liens), and no Inventory is held on a consignment basis, (c) all accounts payable of the Purchased Entities that are reflected in the Business Financial Information (except as specifically set forth therein) and all accounts payable of the Purchased Entities arising since the Balance Sheet Date are valid obligations and have arisen only from bona fide arm’s length transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, are being contested by the Purchased Entities in good faith (and appropriate reserves established therefor), and if not paid, have been properly recorded, (d) all accounts receivables of the Purchased Entities that are reflected in the Business Financial Information (except as specifically set forth therein) and all accounts receivables of the Purchased Entities arising since the Balance Sheet Date are valid obligations and have arisen only from bona fide arm’s length transactions in the ordinary course of business and are not subject to defenses, credits, setoffs or counterclaims, (e) no reasonable basis exists for the assertion of any claim of the repayment of any payments heretofore received by the Purchased Entities on account of any accounts receivable and (f) all of the outstanding receivables deemed uncollectible have been reserved against in the Business Financial Information in accordance with GAAP.

Section 3.24Brokers. No broker, investment banker, or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its Subsidiaries for which the Purchasers or any of their Subsidiaries (including, following the Closing, the Purchased Entities) would have any Liability.

Section 3.25International Trade.

(a)None of the Purchased Entities nor any of their respective officers, directors or employees, nor to the Knowledge of Seller, any agent or other third party representative acting at the direction of any of the Purchased Entities, is currently, or has in the last five (5) years: (i) been a Sanctioned Person; (ii) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”).

(b)In the past five (5) years, none of the Purchased Entities has: (i) received from any Governmental Entity or any Person any written or, to the Knowledge of Seller, oral notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Entity; or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case, related to Trade Controls or Anti-Corruption Laws.

Section 3.26No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and in any certificate delivered in connection with this Agreement, neither Seller nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates, the Purchased Assets, the Business or with respect to any other information provided, or made available, to the Purchasers or any of their Affiliates or Representatives in connection with the Transaction or the other transactions contemplated by this Agreement. Neither Seller nor any of its Affiliates, Representatives or any other Person has made any express or implied representation or warranty with respect to the prospects of the Business or its profitability for the Purchasers, or with respect to any forecasts, projections or business plans or other forward looking information delivered to the Purchasers or any of their Affiliates or Representatives in connection with the Purchasers’ review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Neither Seller nor any of its Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to the Purchasers or any of their Affiliates or Representatives or any other Person resulting from the use by the Purchasers or any of their Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material (including any Evaluation Material (as defined in the Confidentiality Agreement)) made available to the Purchasers, their Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller or any of its Affiliates or Representatives, or the Purchasers or their Affiliates or Representatives or any of the Purchasers’ potential financing sources (including the Financing Parties) in connection with the Purchasers’ financing activities with respect to the transactions contemplated by this Agreement. Each of Seller and its Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Article III and in any certificate delivered in connection with this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates makes any express or implied representation or warranty with respect to the Excluded Assets or the Retained Liabilities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Except as set forth in the Purchaser Disclosure Schedules, each Purchaser hereby represents and warrants, jointly and severally, to Seller as follows:

Section 4.1Organization and Standing. Each Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, except where the failure to be so organized, existing or in good standing would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2Authority; Enforceability.

(a)Each Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each such Transaction Document to which it is or will be a party, and to perform its obligations hereunder and thereunder. The execution and delivery by each Purchaser of this Agreement and each other Transaction Document to which it is or will be a party, and the performance by each Purchaser of its obligations hereunder and thereunder, have been, or, with respect to Transaction Documents to which it will be a party, will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action. No vote of any stockholders or other equity holders of either Purchaser or any of its Subsidiaries is required for the execution of this Agreement or any other Transaction Document or the consummation of the Transaction or the other transactions contemplated hereby and thereby.

(b)Each Purchaser has all requisite corporate or other similar applicable power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, except where the failure to have such power and authority would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(c)This Agreement has been duly executed and delivered by each Purchaser and, assuming this Agreement has been duly executed and delivered by Seller, constitutes a valid and binding obligation of each Purchaser, and each other Transaction Document will be duly executed and delivered by each Purchaser and will, assuming such Transaction Document has been duly executed and delivered by each Seller Entity that will be a party thereto, constitute a valid and binding obligation of each Purchaser, in each case enforceable against each Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 4.3No Conflicts; Consents. The execution, delivery and performance by each Purchaser of this Agreement and the other Transaction Documents to which such Purchaser will be a party, and the consummation by each Purchaser of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other organizational documents of such Purchaser or any of its Affiliates, (b) conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of such Purchaser or any of its Affiliates under any Contract to which such Purchaser or any of its Affiliates is a party or is subject or (c) assuming compliance with the matters set forth in Section 3.5 and Section 4.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which such Purchaser or any of its Affiliates is subject, except, with respect to clauses (b) and (c), as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4Governmental Authorizations. The execution, delivery and performance of this Agreement by each Purchaser does not require any Regulatory Approval of, or Filing with, any Governmental Entity, except for (a) compliance with (i) the applicable requirements of the HSR Act and (ii) any other applicable Regulatory Law, (b) the Regulatory Approvals and Filings set forth in Section 4.4 of the Purchaser Disclosure Schedules and (c) the Regulatory Approvals and Filings which if not obtained or made would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5[Reserved].

Section 4.6Financing.

(a)Purchaser 1 is a party to that certain Debt Commitment Letter, dated as of the date hereof (together with all exhibits, schedules, annexes and amendments thereto, together with the fee letter referred to therein, the “Commitment Letter”), pursuant to which the lenders party thereto (collectively, the “Lenders”) have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b)The applicable Purchaser has delivered to Seller a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of the fee letter, to redaction solely of fee, “market flex”, other economic provisions or other commercially sensitive information that are customarily redacted in connection with transactions of this type, in each case, so long as no such redaction adversely affects any term in respect of the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing (other than through operation of additional original issue discount).

(c)Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Financing below the Financing Amounts, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date hereof, neither Purchaser has any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does either Purchaser have Knowledge that any Lender will not perform its obligations thereunder. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter or the Financing that could reasonably be expected to affect the conditionality, enforceability, availability, termination or amount of the Financing, other than as expressly contained in the Commitment Letter.

(d)The Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in the fee letter or related to the Commitment Letter (including with respect to fees and original issue discount), together with the Purchasers’ other available sources of funds, shall provide the Purchasers with cash proceeds on the Closing Date sufficient to provide the Purchasers with the funds necessary for it to fund all the Closing Purchase Price, the Final Purchase Price and any fees and expenses of or payable by each Purchaser or its Affiliates and all other amounts earned, due and payable pursuant to this Agreement on the Closing Date (such amounts, collectively, the “Financing Amounts”).

(e)As of the date hereof, the Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Purchaser 1 and, to each Purchaser’s Knowledge, all the other parties thereto and is in full force and effect, in each case, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law). As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) constitutes, or would constitute, a default, breach or failure to satisfy a condition by the Purchasers under the terms and conditions of the Commitment Letter. As of the date hereof, the Purchasers do not have any reason to believe that any of the conditions to the Financing will not be satisfied by the Purchasers on a timely basis or that the Financing will not be available to the Purchasers on the Closing Date. Purchaser 1 has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement and will pay in full any such amounts due on or before the Closing Date as and when due, in each case, pursuant to the terms of the Commitment Letter. The Commitment Letter will not be amended, modified or altered at any time through the Closing, except as permitted by Section 5.7(b) (with any such modification, amendment or alteration promptly notified in writing to Seller), and none of the respective commitments under the Commitment Letter has been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of the Purchasers, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.

(f)In no event shall the receipt or availability of any funds or financing (including the Financing) by the Purchasers or any of their Affiliates or any other financing or other transactions be a condition to any of the Purchasers’ obligations under this Agreement.

Section 4.7Proceedings. There is no, and in the past three (3) years there has not been, any Proceeding pending or, to the Knowledge of the Purchasers, threatened against either Purchaser or any of their Subsidiaries, other than Proceedings that would not have a Purchaser Material Adverse Effect. As of the date of this Agreement, neither Purchaser nor any of their Subsidiaries is subject to any outstanding Judgment that would have a Purchaser Material Adverse Effect.

Section 4.8Brokers. No broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Purchaser or its Subsidiaries for which Seller or any of its Subsidiaries would have any Liability.

Section 4.9Solvency. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents with the intent to hinder, delay or defraud either present or future creditors of any Purchaser, any Seller Entity or any Subsidiary thereof (including any Purchased Entity). Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing and any other financings being entered into in connection therewith), in each case, assuming the satisfaction of the conditions to Closing set forth in Section 8.1 and Section 8.2:

(a)the Fair Value of the assets of the Purchasers and their Subsidiaries, taken as a whole, shall be greater than the total amount of the Purchasers’ and their Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)the Purchasers and their Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)the Purchasers and their Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they engage.

For the purposes of this Section 4.9, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Purchasers and their Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.10Securities Laws. The Purchasers are acquiring the Purchased Entity Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act or any other applicable state or foreign securities Laws. The Purchasers acknowledge that the Purchased Entity Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Purchased Entity Shares may not be transferred or sold, except pursuant to the registration provisions of the Securities Act and applicable state and foreign securities Laws or pursuant to an applicable exemption therefrom. The Purchasers have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of their investment in the Purchased Entity Shares and are capable of bearing the economic risks of such investment.

Section 4.11Acknowledgment of No Other Representations or Warranties.

(a)Except for the representations and warranties contained in this Article IV and in any certificate delivered in connection with this Agreement, neither Purchaser nor any of their Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to either Purchaser or any of their respective Affiliates, or with respect to any other information provided, or made available, to Seller or any of its Affiliates or Representatives in connection with the Transaction or the other transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed by each Purchaser on behalf of itself and its Affiliates.

(b)Each Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III and in any certificate delivered in connection with this Agreement, neither Seller nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates, the Purchased Assets, the Business or with respect to any other information provided, or made available, to the Purchasers or any of their Affiliates or Representatives in connection with the transactions contemplated hereby. Each Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates, Representatives or any other Person has made any express or implied representation or warranty with respect to the prospects of the Business or its profitability for the Purchasers, or with respect to any forecasts, projections or business plans or other forward looking information delivered to the Purchasers or any of their Affiliates or Representatives in connection with the Purchasers’ review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Each Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to any Purchaser, its Affiliates or Representatives or any other Person resulting from the sale and purchase of the

Purchased Assets or the Business to the Purchasers or their Affiliates or either Purchaser’s use of, or the use by any of its Affiliates or Representatives, of any information, including information, documents, projections, forecasts, business plans or other material (including any Evaluation Material (as defined in the Confidentiality Agreement)) made available to the Purchasers, their Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller or any of its Affiliates or Representatives, or either Purchaser or its Affiliates or Representatives or any of such Purchaser’s potential financing sources (including the Financing Parties) in connection with such Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Each Purchaser acknowledges and agrees that it is not relying on any representation or warranty of Seller or any of its Affiliates or Representatives or any other Person, other than those representations and warranties specifically set forth in Article III and in any certificate delivered in connection with this Agreement. Each Purchaser acknowledges and agrees that each of Seller and its Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article III and in any certificate delivered in connection with this Agreement.

(c)Each Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, results of operations and projected operations of the Business and the nature and condition of its properties, assets, liabilities and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III and in any certificate delivered in connection with this Agreement.

ARTICLE V

COVENANTS

Section 5.1Efforts.

(a)From and after the date hereof, the Purchasers and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and shall cooperate with each other to take and do, all things necessary, proper or advisable under any applicable Law to consummate and make effective as promptly as practicable the Transaction and the other transactions contemplated by this Agreement, including (i) preparing and filing of all forms, registrations, Filings and notices required to be filed to satisfy the conditions precedent to this Agreement and to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable, (ii) defending through litigation on the merits any claim asserted in any Proceedings by any Governmental Entity to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Outside Date and (iii) the executing and delivering of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Without limiting the foregoing, the Purchasers and Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to take all actions necessary to obtain (and shall cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include furnishing all information required in connection with such Regulatory Approvals) required to be obtained or made by the Purchasers, Seller, the other Seller Entities or the Purchased Entities or any of their Affiliates in connection with the Transaction or the other transactions contemplated by this Agreement. Additionally, the Purchasers and Seller shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or merge or consolidate with any other Person, if such transaction would reasonably be expected to materially impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approval necessary to be obtained prior to the Closing.

(b)Prior to the Closing, the Purchasers and Seller shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of (other than Filings made pursuant to the HSR Act)) all substantive Filings made by such Party or any of its Affiliates with any Governmental Entity or any other information supplied by such Party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly inform the other Party and, if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any communication received by such Party or any of its Affiliates or Representatives from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed substantive communication with any such Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement. If either Party or any Affiliate or Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such Party will make, or cause to be made, promptly and after consultation with the other Party, an appropriate response to such request. No Party to this Agreement shall participate in any substantive meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make substantive oral submissions at meetings or in telephone or other conversations), unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives that Party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3, each Party shall furnish the other Party with copies of all substantive correspondence and Filings (other than Filings made pursuant to the HSR Act) between it or any of its Affiliates or Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of Filings to any such Governmental Entity. the Purchasers and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (a Purchaser or Seller, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of or future plans for the Business or the Sale Process, (ii) as necessary to comply with contractual obligations or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c)Without limiting the foregoing, the Purchasers and Seller shall, and shall cause their respective Affiliates to, file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, provided that there are no changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, in which instance Purchasers and Seller shall use reasonable best efforts to file notifications under the HSR Act as promptly as commercially practicable thereafter, and the Purchasers and Seller shall, and shall cause their respective Affiliates to, file as promptly as practicable any other Filings under applicable Regulatory Laws listed on Section 8.1(a) of the Seller Disclosure Schedules, but in any event, any such other Filings or initial drafts thereof shall be submitted no later than twenty (20) Business Days after the date of this Agreement.

(d)In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Purchasers shall, and shall cause their Affiliates to, take all such actions as may be necessary, proper or advisable to avoid or eliminate each and every impediment under any applicable Law with respect to the Transaction or the other transactions contemplated hereby and to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any applicable Law with respect to the Transaction or the other transactions contemplated hereby, so as to enable the Closing to occur as soon as reasonably possible (and in any event prior to the Outside Date). In furtherance of the foregoing, the Purchasers shall, and shall cause their Affiliates to, and shall permit the Seller Entities (provided, that, the Parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another regarding the appropriate course of action), proffer, negotiate and agree to, by consent decree, hold separate order, or otherwise, (i) sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate any assets, licenses, operations, rights, product lines, businesses or interests therein of the Business or of the Purchasers or their Subsidiaries; (ii) make any changes (including through a licensing arrangement) to or create any restrictions on, or other impairment of any Purchaser’s or its Subsidiaries’ ability to own, retain or operate, any such assets, licenses, product lines, businesses or interests of the Business or of the Purchasers or their Subsidiaries; (iii) create, terminate, unwind, divest or assign, subcontract or otherwise secure substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Business or of the Purchasers or their Subsidiaries; and (iv) make any changes to or create any restrictions on Purchaser’s or its Subsidiaries’ ability to acquire any assets or businesses in the future (the actions referred to in clauses (i), (ii), (iii) and (iv), “Remedy Actions”); provided, however, notwithstanding anything to contrary this Agreement, that the Purchasers shall not be required to take any Remedy Actions if any such Remedy Actions, individually or in the aggregate, would require the divestiture, holding separate (or any other remedy) of or with respect to any assets of Purchasers or their Subsidiaries or the Business representing in the aggregate more than fifteen (15%) of annual gross revenue generated by the Business between January 1, 2023 and December 31, 2023. Notwithstanding anything in this Agreement to the contrary, Seller and its Affiliates shall not be obligated to take or agree or commit to take any action that is not conditioned on the occurrence of the Closing or to the extent related to any Excluded Assets or the Retained Business; and in no event shall Seller or any of its Affiliates be required to be the licensing, selling, divesting, leasing, transferring, disposing or encumbering party under any such agreements unless required by the relevant Governmental Entity or applicable Law, and, in any case, Seller and its Affiliates shall have no direct or indirect obligation or Liability in respect of any such agreements, transactions or relationships, including any indemnification obligations, for which Seller and its Affiliates are not fully indemnified by the Purchasers.

(e)The Purchasers shall be responsible for filing fees to any Governmental Entity in connection with Filings made pursuant to the HSR Act and any other required Regulatory Approvals pursuant to this Agreement.

Section 5.2Covenants Relating to Conduct of Business.

(a)Except (A) as set forth in Section 5.2(a) of the Seller Disclosure Schedules, (B) as required by applicable Law, (C) as otherwise expressly permitted by the terms of this Agreement, (D) to the extent primarily related to the Excluded Assets, the Retained Liabilities or the Retained Business and does not have a materially adverse and disproportionate or material effect on the Business, Business Products or Purchased Entities relative to the business of the Seller Entities, taken as a whole, or (E) as otherwise consented to by the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Closing, Seller shall, and shall cause each of its Subsidiaries, including each Purchased Entity to, use commercially reasonable efforts to (i) maintain and preserve intact the current organization, material assets, material Permits, relationships and goodwill of employees, customers, suppliers, regulators and others having material business relationships with the Business and (ii) conduct the Business in all material respects in the ordinary course; provided, however, that no action by Seller or its Subsidiaries with respect to matters specifically addressed by Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b)Except (A) as set forth in Section 5.2(b) of the Seller Disclosure Schedules, (B) as required by applicable Law, (C) as otherwise expressly permitted by the terms of this Agreement, (D) to the extent primarily related to the Excluded Assets, the Retained Liabilities or the Retained Business and does not have a materially adverse and disproportionate or material effect on the Business, Business Products or Purchased Entities relative to the business of the Seller Entities, taken as a whole, or (E) as otherwise consented to by the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Closing, Seller shall not, and shall cause each of its Subsidiaries, including each Purchased Entity, not to, in each case with respect to the Business, do any of the following without the prior consent of the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed):

(i)except (A) as may be required by any Seller Benefit Plan, including any Purchased Entity Benefit Plan, or any Collective Bargaining Agreement, or (B) for any grant or award to any Business Employee or other individual service provider of the Business or the Purchased Entities with annual compensation of $150,000 or less for which the Seller or any of its Subsidiaries (including the Purchased Entities) shall be solely obligated to pay, (I) grant or promise to grant to any Business Employee or other individual service provider of the Business or the Purchased Entities with an annual base compensation in excess of $150,000 any increase in compensation or benefits under any Purchased Entity Benefit Plan, (II) grant or promise to grant any incentive awards, bonuses, change in control payments, deferred compensation, severance, retention or equity or equity-based rights to any Business Employee or other individual service provider of the Business or the Purchased Entities, (III) take any action to accelerate the vesting, funding or payment of any compensation payable or benefit provided to any Business Employee or other individual service provider of the Business or the Purchased Entities, (IV) hire, terminate (other than for cause), furlough or temporarily lay off any Business Employee (or individual who would be a Business Employee upon hire) or other individual service provider of the Business or the Purchased Entities with annual base compensation in excess of $150,000, or (V) adopt, enter into, modify, terminate or amend any Purchased Entity Benefit Plan (or any plan, program, policy, arrangement, agreement, or Contract that would be a Purchased Entity Benefit Plan if it were in existence as of the date of this Agreement);

(ii)adopt or effect any amendment to, or change, the organizational documents of any Purchased Entity, or form a Subsidiary of any Purchased Entity;

(iii)(A) split, combine or reclassify the outstanding equity interests of any of the Purchased Entities or (B) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person;

(iv)issue, sell or grant, pledge, dispose or transfer or propose to issue, sell or grant, pledge, dispose or transfer any equity interests of any of the Purchased Entities, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the Purchased Entities, in each case other than the granting of Permitted Liens;

(v)incur, create or assume (A) any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Purchased Entities, in each case, in excess of $250,000 in the aggregate, in each case, other than (x) between or among any of the Purchased Entities to the extent reconciled or eliminated in the consolidated financial statements of the Business at or prior to Closing or (y) that will be settled, repaid or extinguished at or prior to Closing, or (B) any Lien, other than Permitted Liens, with respect to any material asset of the Business, other than any Lien that will be released or discharged at or prior to the Closing;

(vi)acquire any assets or dispose of any assets of the Business with a value in excess of $500,000 in the aggregate, in each case, outside of a sale of inventory or products in the ordinary course of business;

(vii)(A) amend in any material respect, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a Material Contract, other than, in each case of clauses (A) and (B), (x) in the ordinary course of business, or (y) for the automatic renewal or extension of any Material Contract pursuant to its terms; provided, that no Selling Entity or Purchased Entity may, without the prior written consent of the Purchasers, enter into a Contract that would be required to be disclosed pursuant to Section 3.13(a)(ix) or Section 3.13(a)(x) if entered into before the date hereof; provided, further, that a Selling Entity or Purchased Entity may, without the prior written consent of the Purchasers, amend or renew a Contract that would be required to be disclosed pursuant to Section 3.13(a)(x) if such Contract was effective on or before the date hereof and included such a provision;

(viii)settle or compromise any Proceeding, or enter into any consent decree or settlement agreement with any Governmental Entity, against or pertaining to the Business or any Purchased Entity, other than settlements or compromises of any Proceeding where the amount paid in settlement or compromise does not exceed $500,000 individually or $2,500,000 in the aggregate (excluding any amounts covered by insurance or amounts Seller or another member of the Seller Group agrees to pay) and that do not impose any equitable relief, fines or criminal penalties on the Purchased Entities or the Business following the Closing;

(ix)with respect to any Purchased Entity, (A) make (except in the ordinary course of business), change or revoke any material Tax election, (B) change or adopt any annual accounting period or Tax accounting or transfer pricing policy or practice, (C) change or adopt any material method of accounting for Tax purposes, or (D) settle or compromise any claim or assessment in respect of Taxes or enter into any Tax closing agreement, (E) file an amended Tax Return, (F) surrender or abandon any right to claim a Tax refund, offset or other reduction in liability or (G) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, in each case, except for any such action that would not result in more than a de minimis increase in the Tax liability of the Purchasers and their Subsidiaries (including, after the Closing, the Purchased Entities) after the Closing;

(x)(A) make any material change in any method of financial accounting or accounting practice or auditing practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law or otherwise apply on an enterprise-wide basis to Seller and its Subsidiaries, or (B) make any material change to any of the practices, policies, procedures or timing of the collection of accounts receivable, billing of customers, payment terms, cash collections, cash payments, pricing or similar terms applicable to the Business, other than such changes as are required by GAAP or applicable Law, in the ordinary course of business or otherwise apply on an enterprise-wide basis to Seller and its Subsidiaries;

(xi)except as set forth in the capital budget of the Business made available to the Purchasers, commit or authorize any commitment to make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate (other than any such commitments which will be satisfied at or prior to Closing);

(xii)dissolve, or authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution or restructuring any Purchased Entity, or merge or consolidate any Purchased Entity with any other Person;

(xiii)(A) materially modify, extend, terminate or enter into any Collective Bargaining Agreement or (B) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any Business Employees;

(xiv)implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that would trigger notice obligations under the WARN Act;

(xv)waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Purchased Entities or the Business, including any Business Employee;

(xvi)transfer, modify or reassign the duties of (A) a Business Employee such that he or she no longer meets the definition of a Business Employee or (B) any other employee of any Seller Entity such that he or she would become a Business Employee;

(xvii)transfer, modify or reassign the duties of (A) a Business Contingent Worker such that he or she no longer meets the definition of a Business Contingent Worker or (B) any other individual service provider of any Seller Entity such that he or she would become a Business Contingent Worker;

(xviii)transfer any employee or individual service providers into or out of a Purchased Entity other than as contemplated by Section 6.1(a) or Section 6.10;

(xix)designate any individual as a Business Employee who does not primarily provide services to the Business;

(xx)amend, modify, extend, renew or terminate any Transferred Lease and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property other than in the ordinary course of business;

(xxi)enter into, amend, modify, extent, renew or terminate any Shared Contract, other than any amendments, modifications, extensions or renewals in the ordinary course of business;

(xxii)(A) sell, transfer, assign, exclusively license, or otherwise dispose of any material Transferred Intellectual Property, other than nonexclusive licenses granted by any of the Purchased Entities to customers or vendors in the ordinary course of business, or (B) disclose any material Trade Secrets to any Person except pursuant to valid and appropriate written non-disclosure agreements in the ordinary course of business; or

(xxiii)authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c)Nothing contained in this Agreement shall be construed to give to the Purchasers, directly or indirectly, rights to control or direct the Business’s operations prior to the Closing. Prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Business. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that nothing in this Section 5.2 or elsewhere in this Agreement shall limit the transfer (whether to or from Seller or any of its Subsidiaries, or otherwise) of any Excluded Asset or any Retained Liability; provided, that, other than in the case of the Italian VAT Receivable and the Pre-Closing Restricted Cash Distribution, which are governed by Section 7.6 and Section 5.23, respectively, (i) reasonable advance notice of any such transfer must be provided to the Purchasers, (ii) the Purchasers shall have the right to review and comment on any documentation in connection with any such transfer; provided, that such period of review shall in no event be longer than five (5) Business Days, and (iii) Seller shall reasonably cooperate in connection with such review and Seller shall consider any comments proposed by or on behalf of Purchasers in good faith.

Section 5.3Confidentiality.

(a)Each Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Phibro Animal Health Corporation and Zoetis Services LLC, dated as of November 15, 2023 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate solely with respect to information relating to the Business; provided, however, that such Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates or Representatives, concerning the Retained Business, Seller, the other Seller Entities or any of their respective Affiliates (other than solely with respect to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement for the term thereof. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing does not occur and this Agreement is terminated, and the remaining term of the Confidentiality Agreement is less than twenty-four (24) months, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the Parties and their Affiliates, if applicable, to amend the Confidentiality Agreement accordingly.

(b)Seller hereby agrees with the Purchasers that it shall not, and shall not permit its Subsidiaries or their respective Representatives to, for a period of four (4) years after the Closing Date, without the prior written consent of the Purchasers, use or disclose to any third party (other than Seller’s Affiliates and its and their respective Representatives) any nonpublic information that is proprietary or competitively sensitive included in the Purchased Assets or relating to the Business (“Confidential Business Information”); provided, however, that the term “Confidential Business Information” will not include any information that (i) becomes available to Seller or its Affiliates or their respective Representatives from and after the Closing, from a third-party source that is not known by Seller to be under any obligations of confidentiality in respect of such information, (ii) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof), (iii) is or was derived independently by Seller, its Affiliates or any of their respective Representatives without use of Confidential Business Information or (iv) constitutes Excluded Assets. Notwithstanding the foregoing, the foregoing shall not prohibit Seller, its Affiliates or any of their respective Representatives (A) from disclosing Confidential Business Information for the sole purpose of complying with the terms of this Agreement or any of the Transaction Documents or (B) from disclosing Confidential Business Information that Seller, any of its Affiliates or its or their Representatives are required by Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person to disclose (provided that Seller will, to the extent not legally prohibited, provide the Purchasers with prompt written notice of such request so that the Purchasers may seek, at their sole expense, an appropriate protective order or waive compliance with this Section 5.3(b)). Furthermore, the provisions of this Section 5.3(b) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Seller or its Affiliates or any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

(c)Each Purchaser hereby agrees with Seller that it shall not, and shall not permit its Affiliates (including the Purchased Entities following the Closing) or their respective Representatives to, for a period of three (3) years after the Closing Date, without the prior written consent of Seller, use or disclose to any third party (other than such Purchaser’s Affiliates and its and their respective Representatives) any nonpublic information that is proprietary or competitively sensitive to the extent relating to the Retained Business (“Confidential Retained Business Information”); provided, however, that the term “Confidential Retained Business Information” will not include any information that (i) becomes available to a Purchaser or its Affiliates or their respective Representatives from and after the Closing, from a third-party source that is not known by such applicable Purchaser to be under any obligations of confidentiality in respect of such information, (ii) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof), (iii) is or was derived independently by a Purchaser, its Affiliates or any of their respective Representatives without use of Confidential Retained Business Information or (iv) constitutes Purchased Assets. Notwithstanding the foregoing, the foregoing shall not prohibit any Purchaser, its Affiliates or any of their respective Representatives (A) from disclosing Confidential Retained Business

Information for the sole purpose of complying with the terms of this Agreement or any of the Transaction Documents or (B) from disclosing Confidential Business Information that such Purchaser, any of its Affiliates or its or their Representatives are required by Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person to disclose (provided that such Purchaser will, to the extent not legally prohibited, provide Seller with prompt written notice of such request so that Seller may seek, at its sole expense, an appropriate protective order or waive compliance with this Section 5.3(c)).

Section 5.4Access to Information.

(a)Seller shall, and shall cause its Affiliates to, afford to each Purchaser, its Affiliates and their respective Representatives reasonable access, upon reasonable notice during normal business hours, so long as consistent with applicable Law and in accordance with the procedures established by Seller, during the period prior to the Closing, and only for purposes of integration planning and in furtherance of the Transaction and the other transactions contemplated by this Agreement, to the Business Employees and the facilities, properties, books, Contracts and records of Seller and its Subsidiaries to the extent related to the Business and the Purchased Assets; provided, however, that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4 (it being agreed that, in the event that the restrictions set forth in this clause (i) apply, Seller shall inform such Purchaser as to the general nature of what is being withheld and shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable such Purchaser to evaluate any such information without violating an obligation of confidentiality to any third party); (ii) Seller shall not be required to make available, or cause its Subsidiaries to make available, Business Employee personnel files prior to the Closing and, with respect to any Business Employees, only if and when such Purchaser provides Seller with notice that the applicable Business Employees have provided such Purchaser with a release permitting transfer of those files (provided that Seller shall not be required to make, or cause to be made, available medical records, workers compensation records or the results of any drug testing; and that such Purchaser shall indemnify and hold Seller and its Affiliates (including the other Seller Entities) harmless from any Liabilities arising out of or relating to the access to and/or transfer of such personnel files); and (iii) prior to the Closing Date, the Purchasers shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Transferred Real Property, or any other property of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates without the prior written consent of Seller.

(b)Each Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business, and neither Purchaser or any of their Affiliates or Representatives shall communicate with any of the Business Employees without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, such access or disclosure would (i) reasonably be expected to jeopardize attorney-client or other applicable privilege or protection, or contravene any applicable Laws or contractual obligations (it being agreed that, in the event that the restrictions set forth in this clause (i) apply, Seller shall inform the Purchasers as to the general nature of what is being withheld and shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable the Purchasers to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client or other applicable privilege or protection or contravening any Laws or contractual obligations), or (ii) such information concerns the valuation of the Business or the Sale Process. In addition, no access hereunder shall be permitted for a purpose relating to a dispute or potential dispute between or among the Parties or their respective Affiliates.

(c)At and after the Closing for a period of ten (10) years (except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article VII)), each Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, reasonable access to the facilities, properties, books, Contracts, records and employees of the Business and the Purchased Entities to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, taxes, reporting obligations and compliance with applicable Laws; provided, however, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery. Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor any of their Affiliates shall be required to provide access to or disclose information where such access or disclosure would reasonably be expected to jeopardize attorney-client or other applicable privilege or protection, or contravene any applicable Laws or contractual obligations (it being agreed that, in the event that the restrictions set forth in this sentence apply, such Purchaser shall inform Seller as to the general nature of what is being withheld and shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable Seller to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client or other applicable privilege or protection or contravening any Laws or contractual obligations). In addition, no access hereunder shall be permitted for a purpose relating to a dispute or potential dispute between or among the Parties or their respective Affiliates.

(d)Except for Tax Returns and other documents governed by Section 7.1, each Purchaser agrees to hold all the books and records of the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller. Seller agrees to hold all the books and records of the Business existing on the Closing Date but not transferred to the Purchasers and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the Purchasers.

Section 5.5Publicity. The initial press release with respect to the Transaction shall be a joint press release agreed upon by Seller and the Purchasers. Other than such joint press release, neither Party nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the Transaction or the other transactions contemplated by this Agreement are consistent in all material respects with previous releases or announcements made by the applicable Party with respect to which such Party has complied with the provisions of this Section 5.5.

Section 5.6Intercompany Accounts and Intercompany Arrangements.

(a)At or prior to the Closing, Seller shall cause, and shall cause each member of the Seller Group to cause, all intercompany balances and accounts between members of the Seller Group, on the one hand, and the Purchased Entities, on the other hand, to be settled or otherwise eliminated in such a manner as Seller shall determine in its sole discretion (including, if so determined by Seller, by the Seller Entities or any of their Affiliates removing from any Purchased Entity any or all cash, cash equivalents or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise). Intercompany balances and accounts solely among any of the Purchased Entities shall not be affected by the above provisions of this Section 5.6. Immediately prior to the Closing, except for the Transaction Documents, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between the members of the Seller Group, on the one hand, and the Purchased Entities, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder.

(b)Except for any claim for fraud or to the extent provided to the contrary in this Section 5.6 or pursuant to Article X, effective as of the Closing, each Purchaser, on behalf of itself and its Affiliates, including the Purchased Entities, hereby (i) agrees not to, and agrees to cause its Affiliates not to, assert any claim against Seller or its Affiliates, and (ii) releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Business, or the operations of the Purchased Entities prior to the Closing, or relating to or arising out of Seller’s or its Affiliate’s ownership of the Purchased Assets, in each case of clause (i) and (ii), except for any obligation pursuant to the provisions of this Agreement or the other Transaction Documents.

(c)Except for any claim for fraud or to the extent provided to the contrary in this Section 5.6 or pursuant to Article X, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby (i) agrees not to, and agrees to cause its Affiliates not to, assert any claim against Purchasers or their Affiliates, and (ii) releases the Purchased Entities (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Business, or the operations of the Purchased Entities prior to the Closing, or relating to or arising out of the Purchased Entities’ ownership of the Purchased Assets, in each case of clause (i) and (ii), except for any obligation pursuant to the provisions of this Agreement or the other Transaction Documents.

Section 5.7Financing.

(a)Purchaser 1 shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use reasonable best efforts to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to (x) obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Transaction is required to be consummated pursuant to the terms hereof and (y) extend the Expiration Date (as defined in the Commitment Letter) in the Commitment Letter to 11:59 p.m. (New York City time) on a date no earlier than July 28, 2025 or obtain replacement financing that does not include any Prohibited Modification the term of which runs through 11:59 p.m. (New York City time) on a date no earlier than July 28, 2025; provided that, under no circumstances shall such Purchaser’s requirement to pursue an extension under this clause (y) require such Purchaser to (i) pay a materially higher amount (taken as a whole) of interest rate or fees (it being agreed that accruing ticking fees shall not be “fees that are higher”) relative to the interest rate and fees set forth in the Commitment Letter and fee letter as of the date hereof or (ii) instate a more onerous financial covenant than the financial covenant set forth in the Commitment Letter as of the date hereof. In furtherance and not in limitation of the foregoing, Purchaser 1 shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letter prior to the date on which the Transaction is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letter, subject to permitted amendments and/or replacements as set forth herein, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, any “flex” provisions contained in the Commitment Letter or any related fee letter) or on other terms agreed to in writing by the Seller, and without any Prohibited Modification and (iii) satisfying on a timely basis (or obtaining a waiver of) no later than the Closing all conditions applicable to it in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder, subject to any amendments and/or replacements permitted hereunder.

(b)Neither Purchaser 1 nor any of its Subsidiaries shall, without the prior written consent of Seller: (i) permit, consent to or agree to any amendment, replacement, supplement, termination, modification, or waiver of any provision or remedy under the Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, termination, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing such that the aggregate amount of Financing at the Closing is less than the aggregate amount of the Financing Amounts, (C) adversely affects the ability of such Purchaser to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (D) would otherwise reasonably be expected to prevent or delay the Closing (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); or (ii) terminate or cause the termination of the Commitment Letter or any Definitive Agreement; in each case, other than (A) any amendment to the Commitment Letter solely to join lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date of this Agreement and who have voted to or are required by the terms of such amendment to vote to amend the Purchasers’ credit agreement in the manner contemplated by the Commitment Letter or (B) any replacement and related termination of the Commitment Letter with a committed financing (including as a committed delayed draw term loan under the Purchasers’ credit facilities) and the definitive documentation of such replacement financing, solely to the extent that such amendment or replacement or the addition of such additional parties would not constitute a Prohibited Modification. Purchaser 1 shall promptly deliver to Seller copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letter and/or the Definitive Agreements.

(c)In the event that any portion of the Financing becomes unavailable on the terms contemplated in the Commitment Letter, regardless of the reason therefor, Purchaser 1 shall (i) promptly notify Seller in writing of such unavailability and the reason therefor and (ii) after giving effect to any other funds of such Purchaser available for application towards the Financing Amounts, use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the Transaction and the other transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to include terms and conditions that are not materially less favorable, taken as a whole, to such Purchaser than the terms and conditions set forth in the Commitment Letter; provided that, under no circumstances shall such Purchaser’s requirement to pursue Alternative Financing require such Purchaser to (i) pay an interest rate or fees that are higher by more than a material amount, taken as a whole, relative to the interest rate and fees set forth in the Commitment Letter and fee letter as of the date hereof or (ii) instate a more onerous financial covenant than the financial covenant set forth in the Commitment Letter as of the date hereof. Purchaser 1 shall provide Seller with prompt oral and written notice of any actual or threatened (in writing) breach, default, cancellation, termination or repudiation by any party to the Commitment Letter and a copy of any written notice or other written communication from any Lender or other financing source with respect to any actual breach, default, cancellation, termination or repudiation by any party to the Commitment Letter of any provision thereof. Purchaser 1 shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing.

(d)The foregoing notwithstanding, compliance by the Purchasers with this Section 5.7 shall not relieve any Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent a Purchaser obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 5.7 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

(e)At all times prior to the Closing, the Purchasers shall maintain no less than $25,000,000 in unrestricted cash to be used to pay amounts due hereunder.

Section 5.8Financing Cooperation.

(a)Seller shall use its commercially reasonable efforts to provide, and shall cause the Seller Entities and Purchased Entities to use commercially reasonable efforts to provide, and each of them shall use their commercially reasonable efforts to cause their respective Representatives to use their commercially reasonable efforts to provide, customary cooperation, to the extent reasonably requested by the Purchasers in writing, necessary for the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any of its Affiliates), including using commercially reasonable efforts to:

(i)participate in a reasonable number of meetings, presentations, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by Seller;

(ii)to the extent required by the Financing, facilitate the pledging of collateral of the Purchased Entities effective no earlier than the Closing;

(iii)provide reasonable and customary assistance to the Purchasers and the Lenders in the preparation of customary lender presentations, syndication memoranda, ratings agency presentations and other bank marketing materials for the Financing;

(iv)cooperate with the Lenders’ due diligence, to the extent customary and reasonable; and

(v)assist in the preparation of, and in the execution and delivery at Closing of, any pledge and security documents, other definitive financing documents (including credit agreements) and schedules and certificates (including a perfection certificate), in each case, as may be reasonably requested in writing by the Purchasers.

(b)The foregoing notwithstanding, neither Seller nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.8 that would: (i) require Seller or its Affiliates or any Persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (other than, with respect to the Purchased Entities only, resolutions that are contingent on the Closing), (ii) cause any representation or warranty in this Agreement to be breached by Seller or any of its Affiliates, (iii) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or otherwise incur any obligation under any agreement, certificate, document or instrument, (iv) reasonably be expected to cause any director, officer, employee or stockholder of Seller or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of Seller or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller or any of its Affiliates is a party, (vii) provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Seller or any of its Affiliates (provided that, upon a Purchaser’s reasonable written request, Seller shall provide written notice to such Purchaser that information is being withheld on this basis), (viii) require the delivery of any opinion of counsel, (ix) require Seller to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practices or (x) require Seller to prepare or deliver any Excluded Information. Nothing contained in this Section 5.8 or otherwise in this Agreement shall require (A) Seller or any of its Affiliates (other than the Purchased Entities) to be an issuer or other obligor with respect to the Financing or (B) the Purchased Entities, prior to Closing, to be an issuer or other obligor with respect to the Financing. The Purchasers shall, promptly on request by Seller, reimburse Seller and each of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation (other than the preparation of financial statements in the ordinary course of business of the Seller and/or the Purchased Entities) and shall reimburse, indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of the Purchasers or their Representatives pursuant to this Section 5.8 and any information used in connection therewith, other than to the extent such losses are a direct result of the Seller acting in bad faith through the knowing, intentional and material breach of the Seller’s respective obligations under this Section 5.8 or through the knowing and intentional delivery of information under this Section 5.8 that is, when taken as a whole, materially inaccurate.

(c)The Parties acknowledge and agree that the provisions contained in this Section 5.8 represent the sole obligation of Seller and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by the Purchasers with respect to the transactions contemplated by this Agreement and the Commitment Letter, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letter shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by the Purchasers or any of their Affiliates or any other financing or other transactions be a condition to any of the Purchasers’ obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Seller’s breach of any of the covenants required to be performed by it under this Section 5.8 shall not be considered in determining the satisfaction of the condition set forth in Section 8.2(b), unless (i) Purchaser provides written notice of a breach of this Section 5.8 to the Seller (which notice specifies such breach in reasonable detail), (ii) Seller fails to materially cure such breach within thirty (30) days of such notice and (iii) the failure to obtain the Financing was primarily caused by such breach.

(d)Prior to the Closing, if requested in writing by the Purchasers, Seller shall (i) provide to the Purchasers (A) the Financing Information and (B) the information necessary or proper for the applicable Purchaser to prepare the pro forma financial statements required by paragraph 3 of Exhibit C to the Commitment Letter, (ii) use commercially reasonable efforts to provide to the Purchasers executed, customary authorization letters authorizing the distribution of information to prospective lenders, and (iii) if requested in writing by the Purchasers at least ten (10) Business Days prior to the Closing Date, to furnish to the Purchasers, at least four (4) Business Days prior to the Closing Date, a certification regarding beneficial ownership and information regarding the Purchased Entities that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. § 1010.230. All non-public or otherwise confidential information regarding Seller or any of its Affiliates obtained by the Purchasers or their Representatives pursuant to this Section 5.8 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.9Financial Obligations. At or prior to the Closing, the Purchasers shall at their sole expense arrange for substitute letters of credit, surety bonds, Purchaser guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than the Purchased Entities) in connection with or relating to the Business, the Purchased Assets or the Assumed Liabilities set forth on Section 5.9 of the Seller Disclosure Schedules (together, the “Guarantees”), and assume all obligations under each Guarantee, obtaining from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with amounts drawn under the Guarantees. Each Purchaser further agrees that to the extent Seller or any of its Affiliates incurs any cost or expense, or is required to make any payment, or is subject to any claim or Proceeding, in connection with such Guarantees on or after the Closing, such Purchaser shall, jointly and severally, indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all Liabilities incurred or amounts paid, including costs or expenses in connection with such Guarantees, including Seller’s and any of its Affiliates’ expenses in maintaining such Guarantees, whether or not any such Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse, upon written demand therefor from Seller, Seller and any of its Affiliates to the extent that any Guarantee is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Guarantee; provided, that in no event shall Purchasers’ obligation to indemnify or reimburse Seller pursuant to this sentence exceed $50,000, individually or in the aggregate. For any Guarantees for which a Purchaser or any of its Affiliates, as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Affiliates to be fully released in respect thereof), such Purchaser shall and shall cause its Affiliates to continue to use their commercially reasonable efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither Purchaser nor any of their respective Affiliates shall extend or renew any

Contract containing or underlying a Guarantee unless, prior to or concurrently with such extension or renewal, such Purchaser or its Affiliates are substituted in all respects for Seller and its Affiliates, and Seller and its Affiliates are fully released, in respect of all Liabilities under such Guarantees.

Section 5.10Trademark Matters.

(a)No Purchaser nor any of their Affiliates (including the Purchased Entities) shall acquire any rights in, or use, or have the right to use, the “Zoetis” names or any confusingly similar variations or derivatives thereof or any Marks of Seller or any of its Affiliates that are not included in the Purchased Assets (collectively, the “Retained Marks”) or any name or Mark that is confusingly similar to or derivative of the Retained Marks, except for the limited right to use such Retained Marks as expressly set forth in Section 5.10(c)(i).

(b)Within ten (10) Business Days of Closing, the Purchasers shall make all filings necessary to change the legal names, corporate names and business names of the Purchased Entities to remove any reference to the Retained Marks, and shall promptly take any and all follow-up actions that may be required or requested by any Governmental Entity to effect such changes as soon as practicable.

(c)Subject to compliance with the quality control provisions and other terms of this Section 5.10, the Business may continue to temporarily use the Retained Marks following the Closing, solely to the extent and in the same manner as used immediately prior to the Closing, so long as the Purchasers shall, and shall cause their Affiliates (including the Business), to (i) immediately after the Closing cease to hold itself out as having any affiliation with Seller or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Retained Marks by the Business from and after the Closing; provided, that:

(i)the Business shall be permitted to use such Retained Marks for a period of up to two (2) years following the Closing (A) with respect to any finished goods Inventory in the Purchasers’ possession as of the Closing, until the expiration of the applicable shelf lives of such Inventory or the supply is exhausted, (B) with respect to any packaging included in Working Capital (“Transferred Packaging”), until the supply of such Transferred Packaging is exhausted, and (C) with respect to any Business Products for which such Retained Marks are required to be used under a Transferred Marketing Authorization or any other Regulatory Approval or Permit related to the Business Products (such products, the “Approval Products”), the use of such Retained Marks is no longer required under such Transferred Marketing Authorization and the use of the Retained Marks is no longer required under any Regulatory Approval or Permit; provided that the Purchasers shall coordinate with Seller and take all steps reasonably necessary to obtain or change the applicable Transferred Marketing Authorization, Regulatory Approval or Permit with respect to such Approval Products to eliminate any required use of such Retained Marks as soon as practicable after the Closing Date; provided, further, that if any Transferred Packaging has not been exhausted by the expiration of the two (2)-year period, or if the Purchasers will not be able to eliminate required use of such Retained Marks with respect to such Approval Products by the expiration of the two (2)-year period despite Purchasers’ diligent efforts to obtain or change the applicable Transferred Marketing Authorization, Regulatory Approval or Permit and due to circumstances outside the Purchaser’s reasonable control, then the Purchasers shall notify Seller in writing that the Transferred Packaging has not been exhausted, and of the specific jurisdictions for which the Retained Marks are still required to be used under any Transferred Marketing Authorization, Regulatory Approval or Permit (as applicable), and such period shall automatically be extended for up to two (2) additional periods of six (6) months each so long as the Purchasers remain diligent with respect to such transition during such extension. Notwithstanding the forgoing, with respect to the specific Retained Marks, the specific Approval Products and specific jurisdictions set forth on Section 5.10 of the Seller Disclosure Schedules, the Business shall be permitted to use such specific Retained Marks (including to use any Transferred Packaging in such specific jurisdictions) until the earlier of (x) the time period set forth set forth next to the specific Approval Products and specific jurisdictions on Section 5.10 of the Seller Disclosure Schedules and (y) such time that the Transferred Packaging is exhausted and the use of such Retained Marks is no longer required under such Transferred Marketing Authorization and the use of the Retained Marks is no longer required under any Regulatory Approval or Permit; provided that the Purchasers shall coordinate with Seller and take all steps reasonably necessary to obtain or change the applicable Transferred Marketing Authorization, Regulatory Approval or Permit with respect to such Approval Products to eliminate any required use of such Retained Marks as soon as practicable after the Closing Date.

(ii)for all other uses of the Retained Marks (subject to Section 5.10(b)), as soon as practicable after the Closing Date (and in any event within sixty (60) days thereafter), the Purchasers shall, and shall cause their Affiliates (including the Purchased Entities and the Business), to cease and discontinue use of all Retained Marks and complete the removal of the Retained Marks from all products, signage, vehicles, properties, technical information and promotional or other marketing materials and other assets.

(d)Notwithstanding the foregoing, the Purchasers and their Subsidiaries (including the Purchased Entities) may use the Retained Marks after the Closing (i) in a manner that constitutes fair use, or as permitted or required by Law, and (ii) for purposes of regulatory filings or describing the past ownership or affiliation of the Business; provided, that such use does not give rise to a likelihood of confusion as to the source or origin of any goods or services or imply any endorsement by, or ongoing association with, Seller or any of its Subsidiaries.

(e)To comply with Seller’s quality control standards, the Purchasers and their Affiliates shall: (i) use the Retained Marks in the same form and manner, and at least the same high level of quality, in effect for the Retained Marks as of the Closing, (ii) comply with all applicable Laws and regulations pertaining to any Business Products bearing the Retained Marks; (iii) adhere to Seller’s reasonable instructions regarding use and appearance of the Retained Marks (which, to the extent applicable, shall be consistent with Seller’s generally applicable instructions for other licensees of the Retained Marks); and (iv) not use the Retained Marks in any manner that would damage the goodwill associated therewith or the reputation of Seller or any of its Affiliates. Seller may terminate the rights granted under Section 5.10(c)(i) if the Purchasers or any of their Affiliates fail to comply with the foregoing quality control provisions or otherwise materially breach the terms of this Section 5.10 and such failure or material breach is not cured to Seller’s reasonable satisfaction within thirty (30) days of receiving written notice of such failure.

(f)The Purchasers, jointly and severally, shall indemnify and hold harmless Seller and its Affiliates for Third Party Claims arising from or relating to any use of the Retained Marks by such Purchaser or its Affiliates. All goodwill arising from the use of the Retained Marks as described in this Section shall inure to the sole and exclusive benefit of Seller and Seller’s Subsidiaries.

Section 5.11Global Separation Sublicenses. Seller and the Purchasers shall cooperate with each other and use their respective commercially reasonable efforts to obtain consent from the counterparty to certain Contracts listed in Section 5.11 of the Seller Disclosure Schedules (collectively, the “Global Separation Licenses”) to enter into a sublicense or new Contract that extends the rights to a Purchaser, and allows such Purchaser to assume the obligations, under such Global Separation Licenses to the extent related to the operations or conduct of the Business. Neither Seller nor any of its Affiliates shall have (a) any obligation under this Section 5.11 with respect to such consents that are not obtained on or prior to one hundred twenty (120) days following the Closing Date; and (b) any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Proceeding to obtain any such consents, and the failure to receive any such consents shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied. All reasonable and documented third-party legal and administrative fees, and other similar costs and expenses, payable in connection with obtaining any such consents shall be borne by Seller.

Section 5.12Background IP License.

(a)License to the Purchasers. Effective as of the Closing, and subject to the provisions hereof, Seller and its Subsidiaries hereby grant, and agree to grant, to the Purchasers and their Subsidiaries, including the Purchased Entities, a worldwide, irrevocable, non-exclusive, fully paid, royalty-free, non-sublicenseable, non-transferable (except as provided in Section 5.12(c)) license under: (i) Patents owned by the Seller Group as of the Closing to the extent practiced by, or absent a license thereto or ownership thereof, would be infringed by, the Business immediately prior to the Closing, to make, have made, import, use, offer to sell, sell, and otherwise provide any product or service of the Business and any natural evolutions and extensions thereof; and (ii) Intellectual Property Rights (other than Registered IP) owned by the Seller Group as of the Closing to the extent used in and related to the Business immediately prior to the Closing, to use, reproduce, distribute, disclose, make, modify, improve, display and perform, create derivative works of and otherwise exploit the Purchased Assets, in each case, solely with respect to the conduct of the Business and any natural evolutions and extensions thereof; it being understood that the foregoing license does not and shall not require the delivery or disclosure to the Purchasers of any tangible or intangible assets that are not Purchased Assets.

(b)Term. The licenses granted under this Section 5.12 will continue until the expiration of the last-to-expire of the Intellectual Property Rights licensed therein.

(c)Transfer of License. Except as expressly set forth herein, no Purchaser may assign or transfer the license granted in Section 5.12(a) directly or indirectly, in whole or in part, whether voluntarily or involuntarily or by operation of Law or otherwise, without Seller’s prior written consent. Notwithstanding the foregoing, a Purchaser may assign such license to a third party, or permit a third party to assume such license, in connection with the acquisition of such Purchaser (whether by equity or asset sale or merger or otherwise) or the sale of all or substantially all of the assets of any such Purchaser to which this Agreement relates; provided that the resulting, surviving or transferee Person or acquirer of such Purchaser assumes all of the applicable obligations of such Purchaser by operation of Law or by express assignment, as the case may be. Any assignment in violation of this Section 5.12(c) shall be null and void ab initio.

(d)Confidentiality. The Purchasers agree on behalf of themselves and their Subsidiaries that (i) they (and each of their Subsidiaries) shall treat the Trade Secrets and confidential information licensed under Section 5.12(a) with at least the same degree of care as they treat their own similar Trade Secrets and confidential information, but in no event with less than reasonable care, and (ii) neither they (nor any of their Subsidiaries) may use or disclose such Trade Secrets or confidential information, as applicable, except in accordance with the license granted in Section 5.12(a).

Section 5.13Insurance. Each Purchaser acknowledges and agrees that, from and after the Closing, the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor any of their Affiliates (including the Business and the Purchased Entities) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.13. From and after the Closing, the Purchasers shall be responsible for securing all insurance they consider appropriate for the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. From and after the date hereof and for the first six (6) months following the Closing, Seller and its Subsidiaries shall use their respective commercially reasonable efforts to cooperate with the Purchasers, upon a Purchaser’s reasonable request, in seeking assistance to secure such insurance. Each Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

Section 5.14Litigation Support.

(a)From and after the Closing, in the event that and for so long as a Party or any of its Affiliates (in such capacity, a “Litigating Party”) is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or loss in connection with (i) the Transaction or any of the other transactions contemplated under this Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities, the other Party shall, and shall cause its Affiliates (and its and their officers, employees and other Representatives) to, reasonably cooperate with the Litigating Party and its counsel in such prosecution, contest, defense or other action, including making available its personnel, participating in meetings and providing such testimony and access to its books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest, defense or other action. Notwithstanding anything in this Agreement to the contrary, Seller shall retain full control of prosecuting, contesting, defending, compromising, settling or taking any other action related to or in connection with any Proceeding, investigation, charge, claim or demand by or against a third party related to the Retained Business, any Excluded Asset or Retained Liability, whether arising before or after the Closing, and neither Purchaser nor their Affiliates shall have any rights in connection therewith, other than the right to indemnification for Retained Liabilities pursuant to Article X.

(b)The Purchasers agree to the matters set forth on Section 5.14(b) of the Seller Disclosure Schedules.

Section 5.15Third-Party Consents. Seller and the Purchasers shall, and shall cause their respective Subsidiaries to, cooperate and use their commercially reasonable efforts to obtain any consents from third parties under the Material Contracts required in connection with the consummation of the Transactions (the consents of third parties referred to in this Section 5.15, collectively, the “Third-Party Consents”). Notwithstanding anything to the contrary contained herein, (a) Seller and its Affiliates shall not have any further obligation under this Section 5.15 with respect to any consents of third parties (including the Third-Party Consents) that are not obtained on or prior to one hundred twenty (120) days following the Closing Date; and (b) neither Seller nor any of its Affiliates shall have any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Proceeding to obtain any consents of third parties (including Third-Party Consents) or effect any of the transfers or arrangements contemplated by this Section 5.15, and the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied. Notwithstanding anything in this Agreement to the contrary, none of Seller, the other Seller Entities or any of their respective Affiliates shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any approval.

Section 5.16Non-Solicitation of Employees; Non-Competition.

(a)For a period of three (3) years from the Closing Date, without the prior written consent of the Purchasers, as to any Business Employee as of immediately prior to the Closing who shall have become employed by the Purchasers or their Subsidiaries as of immediately following the Closing (a “Seller Covered Person”), Seller agrees that none of Seller or any of its Subsidiaries will solicit for employment any Seller Covered Person; provided that Seller and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment with the Purchasers or any of their Subsidiaries ceased prior to commencement of employment discussions between Seller or its Subsidiaries and such individual, (ii) who responds to solicitation not specifically targeted at employees of the Purchasers or any of their Subsidiaries or (iii) who initiates discussions regarding such employment without any solicitation by Seller or its Subsidiaries in violation of this Agreement; and provided, further, that Seller and its Subsidiaries shall not be restricted from engaging in general solicitations or advertising not specifically targeted at any such Persons described above.

(b)For a period of three (3) years from the Closing Date, without the prior written consent of Seller, each Purchaser agrees that neither such Purchaser nor any of its Subsidiaries will solicit for employment any employee of Seller or its Subsidiaries with whom the Purchasers or any of their Subsidiaries had contact during their evaluation of the transactions contemplated by this Agreement or in connection with the services provided pursuant to the Transition Services Agreement or the Distribution Agreements; provided that such Purchaser and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment with Seller or any of its Subsidiaries ceased prior to commencement of employment discussions between such Purchaser or its Subsidiaries and such individual, (ii) who responds to solicitation not specifically targeted at employees of Seller or any of its Subsidiaries or (iii) who initiates discussions regarding such employment without any solicitation by such Purchaser or its Subsidiaries in violation of this Agreement; and provided, further, that such Purchaser and its Subsidiaries shall not be restricted from engaging in general solicitations or advertising not specifically targeted at any such Persons described above.

(c)For a period of three (3) years from the Closing Date, without the prior written consent of the Purchasers, Seller agrees not to, and agrees to cause its Subsidiaries not to, (i) acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or engage in, directly or indirectly, any business that manufactures, distributes, markets and sells medicated products added in feed or drinking water that compete with the Business Products in the Territory (a “Competing Business”), or (ii) intentionally solicit or intentionally entice, or attempt to solicit or entice, any Person that, to the knowledge of Seller, was a supplier of the Business as of immediately prior to the Closing to cease doing business with the Business or intentionally interfere in a materially adverse manner with the relationship between the Business and any Person that, to the knowledge of Seller, was a supplier of the Business as of immediately prior to the Closing; provided, however, that nothing herein shall preclude Seller or its Subsidiaries from:

(i)owning seven and a half percent (7.5%) or less of the outstanding stock or other securities of any Person;

(ii)acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if such Competing Business generated less than seven and a half percent (7.5%) of actual revenue received by such Person in the last completed fiscal year of such Person;

(iii)acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if (A) such Competing Business generated seven and a half percent (7.5%) or more of actual revenue received by such Person in the last completed fiscal year of such Person and (B) Seller or its applicable Subsidiary, within eighteen (18) months after the consummation of such acquisition, causes the divestiture of a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 5.16(c) would not have operated to restrict such ownership assuming the completion of such divestiture had occurred prior to such acquisition;

(iv)exercising its rights, performing or complying with its obligations under this Agreement or any of the other Transaction Documents;

(v)engaging in the Retained Business; or

(vi)engaging in the activities set forth on Section 5.16(c) of the Seller Disclosure Schedules.

(d)If the final judgment of a court of competent jurisdiction declares that any term or provision set forth in this Section 5.16 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 5.16 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The Parties intend that the agreements, covenants and obligations set forth in this Section 5.16 shall be deemed to be a series of separate covenants, one for each county or province of each and every state, commonwealth, territory or jurisdiction of each county or province anywhere in the world and one for each month of the applicable period of time (if any), as applicable. In the event of a breach or violation of any of the covenants, agreements or obligations in this Section 5.16, the period applicable to such breached or violated covenants, agreements or obligations shall be tolled until such breach or violation has been duly cured, to the extent such breach or violation is curable. Notwithstanding the foregoing, this Section 5.16 (x) shall not restrain or prohibit the consummation of any transaction or series of related transactions that results in a change of control of Seller, or involves the sale or transfer of a majority of the assets of the Seller Group or the equity of Seller, including any transaction following which the equity holders of Seller immediately prior to such transaction, in their capacity as such (and excluding any cross-ownership they may have in the equity of any counterparty to such transaction), cease to own a majority of the equity or voting power of Seller or the surviving entity in such transaction or its ultimate parent company immediately following such transaction (the “Seller Change of Control”); provided, that, following the consummation of any Seller Change of Control, Seller and its Subsidiaries that were bound by this Section 5.16 prior to the Seller Change of Control (the “Original Seller Group”) shall continue to be bound by the terms of this Section 5.16 in accordance with the terms hereof; provided, however, that, for the avoidance of doubt, Seller’s Affiliates (other than the Original Seller Group) shall in no event be bound by this Section 5.16; and (y) shall not restrain or prohibit any activities, actions or conduct of any Person that Seller or its Subsidiaries have an equity interest in as of the date hereof but is not directly or indirectly controlled by Seller or its Subsidiaries, including any such joint ventures, partnerships or co-investment vehicles that neither Seller nor any of its direct or indirect Subsidiaries controls.

Section 5.17Payments; Misallocated Assets.

(a)Seller shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to the Purchasers (or their designated Subsidiaries) any monies or checks that have been sent to Seller or any of its Subsidiaries after the Closing by customers, suppliers or other contracting parties of the Business to the extent that they constitute a Purchased Asset. The Purchasers shall, or shall cause their applicable Subsidiary (including the Purchased Entities) to, promptly pay or deliver to Seller (or its designated Subsidiaries) any monies or checks that have been sent to a Purchaser or any of its Subsidiaries (including the Purchased Entities) after the Closing by customers, suppliers or other contracting parties of the Retained Business to the extent that they constitute an Excluded Asset.

(b)Subject to Section 5.13, if, at any time after the Closing, any asset held by a Purchaser or any of its Subsidiaries (including the Purchased Entities) is ultimately determined to be an Excluded Asset or such Purchaser or any of its Subsidiaries is found to be subject to a Retained Liability, (i) such Purchaser shall return or transfer and convey (at such Purchaser’s sole cost and expense (other than Transfer Taxes which shall be borne pursuant to Section 7.5) and without further consideration) to Seller or the appropriate Subsidiary of Seller such Excluded Asset or Retained Liability; (ii) Seller shall, or shall cause its appropriate Subsidiary to, assume (without further consideration) such Retained Liability; and (iii) Seller and such Purchaser shall, and shall cause their appropriate Subsidiaries to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Retained Liability back to Seller or its appropriate Subsidiary, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(c)Subject to Section 5.13, if, at any time after the Closing, any asset held by any of the Seller Entities or any of their Subsidiaries is ultimately determined to be a Purchased Asset or any of the Seller Entities or any of their Subsidiaries is found to be subject to an Assumed Liability, (i) Seller shall transfer and convey (at Seller’s sole cost and expense (other than Transfer Taxes which shall be borne pursuant to Section 7.5) and without further consideration) to the applicable Purchaser such Purchased Asset or Assumed Liability; (ii) such Purchaser shall assume (without further consideration) such Assumed Liability; and (iii) Seller and such Purchaser shall, and shall cause their appropriate Subsidiaries to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Purchased Asset or Assumed Liability to such Purchaser, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

Section 5.18R&W Insurance Policy. The Purchasers shall use reasonable best efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that Closing has occurred, to which this sentence does not apply) to the representations and warranties insurance policy with respect to the transactions contemplated hereby (the “R&W Insurance Policy”) within the times set forth therein. Upon its final issuance, the Purchasers shall deliver a copy of the R&W Insurance Policy to Seller. The R&W Insurance Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation rights in connection with this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby (other than in respect of fraud) against Seller, its Subsidiaries or any of their respective direct or indirect past or present shareholder, partner, stockholder, manager, member, director, officer or employee (the “Waiver of Subrogation Provision”) and such Persons shall be express third-party beneficiaries of such provision. In addition, the Purchasers agree not to amend or waive the Waiver of Subrogation Provision in any manner that is adverse to Seller, its Subsidiaries or any of their respective direct or indirect past or present shareholder, partner, stockholder, manager, member, director, officer or employee without Seller’s prior written consent (which consent shall be in the sole and absolute discretion of Seller). Seller shall, and shall use commercially reasonable efforts to cause its Representatives to, reasonably cooperate with the Purchasers and use commercially reasonable efforts with respect to any reasonable requests made by the Purchasers or their Subsidiaries or Representatives in connection with the Purchasers’ procurement of the R&W Insurance Policy, including responding to and facilitating any additional reasonable diligence investigation and providing to the Purchasers and their Representatives, as well as the applicable insurers, any additional diligence information reasonably requested in connection with binding such policy or removing or limiting any exclusions under the R&W Insurance Policy.

Section 5.19Delivery of Financial Statements.

(a)Seller shall prepare and deliver as soon as reasonably practicable following the date hereof (and in any event no later than five (5) Business Days prior to the Closing) (x) audited financial statements of the Business, consisting of the audited statements of assets acquired and liabilities assumed as of December 31, 2023 and 2022, and the related audited statements of revenues and direct expenses for the twelve (12)-month periods then ended (the “Audited Financial Statements”), and (y) an unaudited statement of assets acquired and liabilities assumed of the Business and related statement of revenues and direct expenses for the three (3) month-period ended March 31, 2024, together with the comparative period for the prior year, reviewed in accordance with SAS 100 review procedures by independent accountants for the Business, in each case together with the notes thereto and prepared in accordance with the requirements for abbreviated financial statements set forth in Rule 3-05(e) of Regulation S-X under the Securities Act. Seller shall prepare and deliver to the Purchasers as soon as reasonably practicable and not later than ninety (90) days or, with respect to annual results, one hundred and five (105) days, following the end of any fiscal quarter or fiscal year, as applicable, ending between the date hereof and the Closing Date (even if such delivery date occurs after the Closing Date), (i) as of the end of such quarterly period, an unaudited statement of assets acquired and liabilities assumed of the Business and related statement of revenues and direct expenses for the applicable year-to-date period, in each case, reviewed in accordance with SAS 100 review procedures by independent accountants for the Business and (ii) as of the end of such annual period, an audited statement of assets acquired and liabilities assumed of the Business and related statement of revenues and direct expenses for the applicable period, in each case together with the comparative period for the prior year and the notes thereto and prepared in accordance with the requirements for abbreviated financial statements set forth in Rule 3-05(e) of Regulation S-X under the Securities Act, and with respect to each such annual period (including with respect to the Audited Financial Statements), audited pursuant to the standards set forth by the American Institute of Certified Public Accountants and accompanied by an independent auditors’ report for the Business, and in each case (A) solely to the extent such additional financial statements are required by Item 9.01 of Form 8-K with respect to financial statements of the business acquired if included on a Form 8-K (or amendment thereto) filed by Purchaser 1 pursuant to the requirements of the Exchange Act and (B) which would satisfy the requirements of Item 9.01 of Form 8-K with respect to financial statements of the business acquired if included on a Form 8-K (or amendment thereto) filed by Purchaser 1 pursuant to the requirements of the Exchange Act (collectively with the Audited Financial Statements, the “Financial Statements”). For the avoidance of doubt, Seller shall not be required to deliver any financial statements of the Business for any fiscal quarter or fiscal year, as applicable, ending between the date hereof and the Closing Date if any previously delivered financial statements are not required to be filed on a Form 8-K pursuant to the prior two sentences (provided that Seller shall provide such cooperation as set forth in clause (b) below). The annual and quarterly Financial Statements shall be prepared from and in accordance with the books of account and financial records of the Business and in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the assets acquired, liabilities assumed, revenues and direct expenses of the Business as of the times and for the periods referred to therein.

(b)Following the Closing, upon the Purchasers’ request, (i) solely to the extent required to be included by Purchaser 1 in a filing with the SEC, Seller will use its commercially reasonable efforts to cause the independent accountants for the Business to provide their written consent for the filing of the Audited Financial Statements with the SEC (provided that such Purchaser shall be required to provide the independent accountants for the Business with customary representations and letters in connection therewith as requested by such independent accountants), and (ii) if the Closing Date does not coincide with the last day of a fiscal quarter for which Seller delivered financial statements to the Purchasers pursuant to Section 5.19(a), Seller shall prepare and deliver, as soon as reasonably practicable and within sixty (60) days after the Closing Date (provided that in no event will such information be delivered less than fifteen (15) days before the due date for Purchaser 1’s quarterly report (or annual report in the case of Purchaser 1’s Form 10-K) initially required to be filed by Purchaser 1 following the Closing Date under applicable SEC rules), such financial information (which will not be reviewed or audited by the independent accountants) for the Business for the period subsequent to the end of the fiscal quarter for which financial statements were delivered to the Purchasers pursuant to Section 5.19(a) up to the Closing Date that is required by Purchaser 1 to establish an opening balance sheet for the Business as of the close of business on the Closing Date or that is reasonably requested for purposes of preparing (i) financial statements of the Business for any quarter(s) ending after the most recent quarter for which financial statements were delivered pursuant to Section 5.19(a) through the Closing Date and (ii) pro forma financial statements (which financial information need not be reviewed as set forth above); provided, however, that in no event shall Seller be obligated to deliver any such financial information relating to the Business that would be in excess of the information required to prepare abbreviated financial statements for the portion of such fiscal year in accordance with the requirements set forth in Rule 3-05(e)(2) of Regulation S-X (as if financial statements of the Business for such portion of the fiscal year were required to be filed); provided, further, that in no event shall Seller be obligated to deliver any such financial information relating to the Business for any period after the Closing Date.

(c)The Purchasers shall reimburse Seller for all documented out-of-pocket costs incurred by Seller or its Affiliates in connection with fulfilling its obligations pursuant to this Section 5.19; provided that such costs shall not exceed (i) $2,000,000 in the aggregate for the Audited Financial Statements and the unaudited financial statements corresponding to the fiscal quarter ended March 31, 2024 and (ii) $350,000 for each additional quarter required to be prepared and provided by Seller pursuant to this Section 5.19.

Section 5.20Exclusivity. During the period from the date of this Agreement until the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with its terms, Seller shall not, and shall not permit any of its Subsidiaries (including the Purchased Entities) or their respective Representatives to, directly or indirectly, (i) solicit, knowingly encourage or initiate any Acquisition Proposal, or (ii) institute, pursue or engage in any discussions or negotiations with, or enter into any Contract with, or provide any information relating to the Business, the Purchased Assets, the Assumed Liabilities, or any of the Purchased Entities, to, any Person of group of Persons (other than the Purchasers and their Representatives) in furtherance of an Acquisition Proposal. For the avoidance of doubt, Seller, its Subsidiaries or their respective Representatives shall not be restricted in any way with respect to or in connection with any disposition, merger, sale, change of control or other transaction (i) involving all or a majority of the assets or equity of Seller and its Subsidiaries (other than with respect to the Business or the Purchased Entities) on a consolidated basis, (ii) involving any business of Seller other than the Business or (iii) not prohibiting the consummation of the Transaction.

Section 5.21Certain Matters. The Parties agree to the matters set forth on Section 5.21 of the Seller Disclosure Schedules.

Section 5.22Resignations. On the Closing Date, Seller shall use commercially reasonable efforts to cause to be delivered to the Purchasers duly signed resignations, effective immediately after the Closing, of all of the directors and officers of the Purchased Entities in office as of the Closing Date identified by the Purchasers in writing at least five (5) Business Days prior to the Closing, or shall take such other action as is necessary to cause such persons to no longer be directors or officers of the Purchased Entities as the case may be, immediately after the Closing.

Section 5.23Restricted Cash. On or prior to the Closing, Seller shall, and shall cause the Chinese Purchased Entity to, use reasonable best efforts to distribute or otherwise transfer all Cash in excess of five million dollars ($5,000,000) (the “Chinese Operating Cash Amount”) from the Chinese Purchased Entity to a member of the Seller Group (the “Pre-Closing Restricted Cash Distribution”). To the extent that, notwithstanding the foregoing, the Chinese Purchased Entity holds any Excess Restricted Cash following the Closing, then following the Closing, the Purchasers shall (i) use reasonable best efforts to cause the Chinese Purchased Entity to distribute or otherwise transfer any such portion of the Excess Restricted Cash to its direct owner

(or, to the extent the Chinese Purchased Entity and its direct owner are organized in the same jurisdiction, to its first indirect owner organized in another jurisdiction) (any such distribution or other transfer, an “Excess Restricted Cash Distribution” and any Excess Restricted Cash so distributed or otherwise transferred, the “Distributed Excess Restricted Cash”), (ii) transfer to Seller or its designated Subsidiaries such Distributed Excess Restricted Cash, net of any Taxes or other reasonable and documented third-party costs borne by the Purchasers and their Affiliates in connection with such transfer imposed on the Excess Restricted Cash Distribution (each such transfer, a “Distributed Excess Restricted Cash Transfer”), and (iii) reasonably cooperate with the Seller Group to structure and effect any Excess Restricted Cash Distribution and Distributed Excess Restricted Cash Transfer in a manner that seeks to minimize any Taxes imposed on such distribution or transfer, if such structure does not adversely affect Purchasers or any of their Affiliates in a more than de minimis manner. For the avoidance of doubt, any such Excess Restricted Cash Distribution or Distributed Excess Restricted Cash Transfer shall be effected without any corresponding payment, distribution or transfer to the Purchasers or any other party.

Section 5.24Additional Business Products.

(a)Notwithstanding anything in this Agreement to the contrary, for a period of two (2) years following the Closing Date, each Purchaser shall have an option to provide Seller notice of its desire to acquire any Additional Business Products (as well as associated marketing approvals, product development approvals, applications, clearances or other authorizations used to sell, distribute, research or develop or market the Additional Business Product) identified with reasonable specificity by such Purchaser. As soon as reasonably practicable following such notice, the Seller or its Affiliates shall use their commercially reasonable efforts to contribute, grant, assign, transfer, convey or deliver, as applicable, such Additional Business Product to the applicable Purchaser (or, in the sole discretion of the Purchasers, any Affiliate thereof) on the terms set forth in this Agreement for no additional consideration, except the Purchasers shall reimburse Seller for all reasonable third-party costs associated with the transfer of any Additional Business Product. The Purchasers shall, and shall cause their Affiliates to, reasonably cooperate with Seller in connection with the foregoing.

(b)Following the date hereof, unless this Agreement is validly terminated pursuant to Article IX, Seller and its Affiliates shall not at any time (i) use, sell, divest, assign, distribute, manufacture, produce the Additional Business Products or Non-Commercialized Business Products; (ii) withdraw any drug master files or animal drug applications made with any regulatory or government agency related to the Additional Business Products or Non-Commercialized Business Products; and (iii) grant, authorize or permit any other Person the right to use, sell, distribute, manufacture, produce, or have a right to reference the Additional Business Products or Non-Commercialized Business Products, or exploit any Intellectual Property Rights that are exclusively used by or exclusively embedded in the Additional Business Products or Non-Commercialized Business Products in the exercise of the forgoing.

(c)Following the Closing, (i) Purchaser and its Affiliates shall have the right to reference any drug master file or animal drug application made with any regulatory or government agency for any Additional Business Product, and (ii) until the second (2nd) anniversary of the Closing Date Seller shall use commercially reasonable efforts to provide any such documentation needed for a right to reference, on behalf of or directly to Purchaser and its Affiliates.

(d)The Purchasers shall, and shall cause their Affiliates to, reasonably cooperate with Seller in connection with the foregoing and the Purchasers shall reimburse Seller for any Transfer Taxes, VAT/GST and all reasonable and documented third-party costs incurred by Seller or its Affiliates in connection with fulfilling its obligations pursuant to this Section 5.24.

Section 5.25Additional Business Product Marks. Subject to the terms and conditions of this Agreement, effective only upon the Closing, Seller, on behalf of itself and the other Seller Entities, hereby quitclaim, sell, assign, transfer and convey to the Purchasers all of Seller’s and the other Seller Entities’ right, title and interest as of the Closing in, to and under the Marks listed in Section 5.25 of the Seller Disclosure Schedules (which may be updated prior to the Closing pursuant to Section 5.28) (collectively, “Additional Business Product Marks”), together with all of the goodwill appurtenant thereto and including the right to damages for the past or future infringement, misappropriation or violation of the Additional Business Product Marks, and to recover or collect royalties, damages, proceeds, and profits in connection therewith. If any renewal, maintenance, or other fees relating to the registration or application for any Additional Business Product Marks become due and payable prior to Closing, Seller shall, at the Purchasers’ reasonable request, make any such payment at the Purchasers’ cost (or shall notify, authorize and assist the Purchasers to make any such payment directly with the relevant intellectual property office). Notwithstanding anything in this Agreement to the contrary, the Additional Business Product Marks are transferred to the Purchasers solely on an “as is, where is” basis and no representations or warranties whatsoever, whether express, implied or statutory, are made with respect to any of the Additional Business Product Marks. Without limiting the foregoing, the Additional Business Product Marks shall not be considered within the definition of Transferred Intellectual Property.

Section 5.26Expired Marks. Subject to the terms and conditions of this Agreement, effective only upon the Closing, Seller, on behalf of itself and the other Seller Entities, hereby quitclaim, sell, assign, transfer and convey to the Purchasers all of Seller’s and the other Seller Entities’ right, title and interest (and only to the extent Seller and the other Seller Entities have any right, title and interest) as of the Closing in, to and under the Expired Marks set forth in Section 5.26 of the Seller Disclosure Schedules (which may be updated prior to the Closing pursuant to Section 5.28) (collectively, the “Expired Marks”), together with the goodwill appurtenant thereto and including the right to damages for the past or future infringement, misappropriation or violation of the Expired Marks, and to recover or collect royalties, damages, proceeds, and profits in connection therewith; provided, that Seller makes no, and disclaims any, representation or warranty of any kind with respect to the Expired Marks, including whether such Expired Marks are entitled to protection as Marks, are distinctive, are capable of being registered with the United States Patent and Trademark Office or any other Governmental Entity, are owned by Seller or any of its Affiliates or may be used without infringing the rights of others. Without limiting the foregoing, the Expired Marks shall not be considered within the definition of Transferred Intellectual Property.

Section 5.27Omitted Marks. If, prior to the Closing, the Purchasers notify Seller of a Mark omitted from Sections 2.4(h)(i), Section 5.25 or Section 5.26 of the Seller Disclosure Schedules, which the Purchasers reasonably believe is (a) owned by the Seller Entities as of the date hereof, and (b) exclusively used, or held exclusively for use, in the operation of the Business, then the Parties shall promptly discuss in good faith whether such omitted Mark should be added to the Additional Business Product Marks or the Expired Marks and, if agreed, Section 5.25 or Section 5.26 of the Seller Disclosure Schedules shall be updated accordingly prior to the Closing. Notwithstanding the requirement of good faith discussions in the foregoing, if such omitted Mark is a foreign counterpart to a Mark listed in Sections 2.4(h)(i), Section 5.25 or Section 5.26 of the Seller Disclosure Schedules as of the date hereof, then such omitted Mark shall be presumed to be entitled to be added, as the case may be, to the Additional Business Product Marks or the Expired Marks.

Section 5.28Intellectual Property Chain of Title Corrections. Prior to the Closing, Seller shall use commercially reasonable efforts to cooperate with the Purchasers’ reasonable request to file any required name change documentation at the United States Patent and Trademark Office and intellectual property offices or agencies in any other jurisdictions as may be necessary and required to correct the named owner in the public record of any Patents set forth on Section 5.28 of the Seller Disclosure Schedules or other Transferred Intellectual Property where the aggregate sales of Business Products branded under such Transferred Intellectual Property in the jurisdiction where such Transferred Intellectual Property is registered meet or exceed $500,000 on an annual basis (each Transferred Intellectual Property meeting this criteria, a “Covered Intellectual Property”) to the extent the title records at the applicable intellectual property offices and agencies do not reflect ownership of such Covered Intellectual Property in the name of a Purchased Entity or a current Seller Entity as of the date hereof. Seller shall provide, upon the Purchasers’ reasonable request, the documentation and filings made in connection with the foregoing prior to the Closing. In the event that any such filing to update the title records at the applicable intellectual property offices to name a Purchased Entity (or a current Seller Entity, as applicable) as the owner of record of a Covered Intellectual Property has not been filed at or prior to the Closing, Seller shall use commercially reasonable efforts to execute and deliver such further instruments and documents (but excluding making any filings, which shall be the responsibility of Purchaser) as Purchaser may reasonably request, at the sole cost and expense of Seller, as necessary for Purchaser to complete such name change or correction following Closing. Notwithstanding anything to the contrary contained herein, if Seller’s commercially reasonable efforts prior to the Closing were unsuccessful in correcting the named owner of any Covered Intellectual Property, such failure shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied and as of and following the Closing, Seller shall have no responsibility to take any further action.

Section 5.29Assignment of Business Registered IP. Promptly following the Closing, Seller or the applicable Seller Entity, as assignor, will execute and deliver to the applicable Purchaser, as assignee, a short-form recordable deed of assignment as may be required, and that is sufficient, to evidence the transfer, sale, assignment, and conveyance of the Seller Entities’ right, title and interest in the Business Registered IP pursuant to and in accordance with this Agreement. Without limiting the foregoing, Seller shall use reasonable best efforts following the Closing to take such further action (including the execution and delivery of such other instruments of conveyance) as the Purchasers may reasonably request and provide any additional information that may be reasonably requested by Purchasers and required to effectuate the transfer of the Business Registered IP. Purchaser shall be solely responsible for, and shall bear all costs related to, any filings or recordings to effectuate such transfer. For the avoidance of doubt, as of and following the Closing, Seller will have no responsibility to take any action to maintain any of the Business Registered IP, or further prosecute or seek issuance of any applications included in the foregoing, including payment of fees, responses to any office action or other inquiries from agents of Governmental Entities or registrars, or otherwise.

Section 5.30Transition Services. Seller and the Purchasers agree, as soon as reasonably practicable following the date hereof and prior to the Closing, to amend and finalize in good faith the terms of the schedules to the Transition Services Agreement consistent with the general terms set forth on in the schedules attached to the Transition Service Agreement as of the date hereof (including, for the avoidance of doubt, the schedule of services and the costing methodology set forth in the Transition Services Agreement).

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1Transfer of Business Employees.

(a)Transfer of Business Employees Generally. Except as otherwise provided in this Section 6.1, the applicable member of the Seller Group shall transfer the employment, employment Contracts and, subject to applicable Law and any required employee consents, accrued unused vacation of each Business Employee based in a jurisdiction where there is a Purchased Entity to a Purchased Entity no later than immediately prior to the Closing. The applicable member of the Seller Group shall transfer the employment and employment Contracts of each Seller Employee to a member of the Seller Group no later than as of immediately prior to the Closing. To the extent required by Law, Seller Group shall timely pay out any accrued unused vacation for such Seller Employees in connection with such transfer, or shall obtain any required employee consents to roll over such amounts to the Seller Group. For the avoidance of doubt, the Seller Group shall assume and retain all Liabilities with respect to any Seller Employees.

(b)Offers to Certain Business Employees. No later than thirty (30) days prior to the Closing Date, the Purchasers shall, or shall cause one of their Subsidiaries to, offer employment, (i) on terms and conditions consistent with the requirements of this Article VI and applicable Law and (ii) in a position that is substantially comparable to such individual’s position immediately prior to the time of offer including level of responsibility, authority and geographical location (i.e., same city or within thirty (30) miles of the current primary office location), to each Business Employee not employed by a Purchased Entity (the “Offer Employees”) other than any U.S. LTD Employee. Each such offer shall be subject to the prior review and reasonable comment of Seller. Other than the U.S. LTD Employees, the Seller Entities shall terminate the employment of each Offer Employee as of the Closing, provided that the Purchasers shall be responsible for any associated severance or other liability. The Seller Entities shall not discourage the Offer Employees from accepting such Purchaser’s or its

Subsidiary’s offers of employment and shall cooperate with respect to the Business Employees’ transition to such Purchaser and its Subsidiaries.

(c)U.S. LTD Employees. If any U.S. Business Employee who is receiving long-term disability benefits as of the Closing Date (each, a “U.S. LTD Employee”) is, within twelve (12) months following the Closing Date or such longer time required by applicable Law, able to return to work, Purchaser 1 shall offer employment to such employee on terms consistent with those applicable to Business Employees generally under this Article VI. Notwithstanding the foregoing, Purchaser 1 shall return to work any inactive employee of the Business who is subject to a Collective Bargaining Agreement and who is receiving long-term disability benefits as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the Collective Bargaining Agreement that applied to him or her immediately prior to the Closing Date. Unless otherwise specified in this Agreement, for any U.S. LTD Employee, references in this Agreement to the “Closing” and “Closing Date” shall be treated as references to the first day and time at which the applicable U.S. LTD Employee is released to return to work but shall not otherwise extend the Comparability Period under Section 6.2(a).

(d)Definitions. For purposes of this Agreement, (i) any U.S. Business Employee whose employment transfers (including any Offer Employee who commences employment with Purchaser 1 or its Subsidiaries) pursuant to this Section 6.1 shall be referred to as a “U.S. Transferred Employee,” and (ii) any International Business Employee whose employment transfers (including any Offer Employee who commences employment with Purchaser 2 or its Subsidiaries) pursuant to this Section 6.1 shall be referred to as an “International Transferred Employee” (collectively, the “Transferred Employees”).

Section 6.2Compensation and Employee Benefits.

(a)Compensation and Benefits Comparability. For a period of one (1) year following the Closing, or such shorter period a Transferred Employee is employed (the “Comparability Period”), the Purchasers shall, or shall cause their Subsidiaries (including the Purchased Entities) to, provide to each Transferred Employee during his or her employment with such Purchaser and its Subsidiaries (including the Purchased Entities) (i) annual base salary or wage rates (as applicable) that are not less than those in effect for each such Transferred Employee immediately prior to the Closing, (ii) annual or short-term cash incentive compensation (including cash bonus opportunities) opportunities that, in each case, are no less favorable than those in effect for each such Transferred Employee immediately prior to the Closing, (iii) severance benefits (including termination indemnity, redundancy or similar termination payments or benefits) that are no less favorable than the severance benefits (including termination indemnity, redundancy or similar termination payments or benefits) that would have been payable to each such Transferred Employee under the Seller Benefit Plan in which such Transferred Employee participated, or was eligible for, immediately prior to the Closing, and (iv) other employee benefits (excluding nonqualified deferred compensation) that are substantially comparable to those employee benefits provided to similarly situated employees of the Purchasers. In addition, Purchasers shall, or shall cause their Subsidiaries (including the Purchased Entities) to, provide to each Transferred Employee who immediately prior to Closing was otherwise eligible to receive equity compensation from Seller during the Comparability Period with a cash retention award with a value equal to the target value of the portion of such

Transferred Employee’s Seller equity incentive compensation opportunity that would have been subject to vesting within 12 months from the grant date of such award, which retention award shall be subject to such terms, including vesting, as reasonably determined by the Purchaser (provided that the vesting period shall not exceed 12 months).

(b)Severance or Other Termination Liabilities. The Purchasers and their Subsidiaries shall be solely responsible for any severance, termination indemnity, redundancy or similar termination payments or benefits that may become payable to any Business Employee arising out of or in connection with the transactions contemplated by this Agreement, including any amounts paid or payable to any Business Employee who does not become an employee of the Purchasers or their Subsidiaries because such Business Employee rejects or does not accept an offer of employment or transfer of employment or refuses to transfer employment or otherwise challenges such transfer of employment pursuant to Section 6.1, provided that the Purchasers’ and their Subsidiaries’ obligation pursuant to this sentence shall be limited to an aggregate amount specified in Section 6.2(b) of the Seller Disclosure Schedule (the “Severance Cap”); provided, however, that the Severance Cap shall not apply to the extent a Liability arises out of or in connection with the Purchasers’ or their Subsidiaries’ noncompliance with applicable Law or the terms of this Agreement. In addition, to the extent that Seller or its Affiliates (other than the Purchased Entities) become liable for, or are legally required to make, severance, redundancy, termination indemnity or other termination payments, contributions or benefits to any Business Employee as a result of the transactions contemplated by this Agreement, the Purchasers shall, or shall cause their Affiliates to, reimburse Seller, as soon as practicable but in any event within thirty (30) days of receipt from Seller of an invoice, for all payments, costs and expenses for which the Purchasers or their Subsidiaries are liable pursuant to the immediately preceding sentence that are actually paid by Seller or its Affiliates (other than the Purchased Entities), including any employment, social security or other Taxes or any employer contributions, as required by applicable Law, Contract, Collective Bargaining Agreement or Seller Benefit Plan.

(c)Service Credit. For (i) all employment purposes including the calculation of all service-related entitlements under applicable Law (such as the calculation of severance (including termination, indemnity, redundancy or similar termination payments or benefits) pay and benefits eligibility) and (ii) purposes of determining vesting, eligibility to participate and, with respect to paid time off, vacation and severance, the level of benefits under the employee benefit plans of the Purchasers and their Subsidiaries (other than plans providing defined benefit pension or post-employment health or welfare benefits or perquisites) under which any Business Employees may be eligible to participate after the Closing (the “New Plans”), each Business Employee shall be credited with his or her years of service with Seller and its Subsidiaries and their respective predecessors prior to the Closing, to the same extent and for the same purpose as such Business Employee was entitled, prior to the Closing, to credit for such service under any similar Seller Benefit Plan in which such Business Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply for purposes of benefit accrual under any defined benefit pension plan, retiree medical plan (except with respect to any Purchased Entity Benefit Plan or as otherwise required by applicable Law) or to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, the Purchasers shall allow each Business Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Seller Benefit Plan in which such Business Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”).

(d)Welfare Plans. For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Business Employee, the Purchasers shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Seller Benefit Plans in which such employee participated immediately prior to the Closing, and the Purchasers shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)Flexible Spending Accounts. Seller and the Purchasers shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Subsidiaries (collectively, the “Seller FSA Plan”) of the Transferred Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of the Purchasers (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay the applicable Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and the applicable Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(f)Accrued PTO. Seller shall timely make any payments to any Business Employees in respect of earned but unused paid time off that become due under applicable Law as a result of any transfer or termination of employment contemplated by Section 6.1. Subject to applicable law and any required employee consents, the applicable Purchaser will recognize and/or assume (as applicable and to the extent reflected in Working Capital) all other accrued but unused paid time off for Transferred Employees as of the Closing.

Section 6.3Seller Benefit Plans. From and after the Closing, the Transferred Employees shall cease to be active participants in the Seller Benefit Plans that are not Purchased Entity Benefit Plans (collectively, the “Retained Seller Benefit Plans”). Except as set forth in this Article VI, Seller shall indemnify and hold harmless the Purchasers and their Affiliates and their officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Retained Seller Benefit Plans. Notwithstanding anything in this Article VI to the contrary, Seller and the Purchasers hereby agree that Seller and its Subsidiaries shall retain any obligation to provide long-term disability benefits to any Business Employee who (i) as of the Closing Date is receiving or entitled to receive short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits, or (ii) as of the Closing Date is receiving or entitled to receive long-term disability benefits. At least thirty (30) days prior to the Closing Date, Seller shall provide the Purchasers or their Subsidiaries, with any information requested by the Purchasers or their Subsidiaries necessary to effectuate the enrollment of the Business Employees in the New Plans effective as of the Closing Date, to the extent allowed under applicable Law.

Section 6.4Purchased Entity Benefit Plans. The applicable Purchaser and its Subsidiaries shall assume all Liabilities related to all Purchased Entity Benefit Plans. Each such Purchaser shall, severally and jointly, indemnify and hold harmless Seller and its Affiliates and their officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Purchased Entity Benefit Plans.

Section 6.5U.S. Defined Contribution Plans.

(a)Effective as of the Closing, the applicable Purchaser shall create or designate defined contribution plans (collectively, the “Purchaser DC Plans”) for the benefit of the U.S. Transferred Employees who participated in one or more of the defined contribution plans maintained by Seller or its Subsidiaries (other than the Purchased Entities) that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing (collectively, the “Seller DC Plans”). Such U.S. Transferred Employees are referred to hereinafter as the “U.S. DC Employees.” The U.S. DC Employees shall be given credit under the respective Purchaser DC Plan for all service with and compensation from Seller and its Subsidiaries and their respective predecessors as if it were service with and compensation from such Purchaser for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective Purchaser DC Plan. Effective as of the Closing Date, Seller shall take all actions necessary to 100% fully vest each U.S. DC Employee in his or her account balances under the Seller DC Plans.

(b)As of the Closing Date, the Seller Group shall retain, and no Purchased Entity shall assume or retain sponsorship of, or any assets or Liabilities with respect to, the Seller DC Plans, other than with respect to the rollover of account balances described in Section 6.5(c).

(c)Each Purchaser DC Plan will provide for the receipt from the U.S. DC Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to loans. The Purchasers and Seller will work together in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those U.S. DC Employees who elect to roll over their account balances, including notes, directly into a Purchaser DC Plan. At least thirty (30) days prior to the Closing Date, Seller shall provide the Purchasers or their Subsidiaries, with any information regarding any plan loans associated with any U.S. DC Employees under the Seller DC Plans.

Section 6.6Short-Term Incentive Compensation. The Purchasers shall, or shall cause their Subsidiaries to, pay to each Transferred Employee any cash incentive compensation payable under the incentive compensation plan or arrangement in which such Transferred Employee participates in respect of the calendar year in which the Closing occurs (or any portion thereof) (the “Cash Incentive Compensation”), and Seller and its Subsidiaries shall not have any Liability for the Cash Incentive Compensation. All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by the Purchasers and their Subsidiaries (including the Purchased Entities) on terms and conditions no less favorable than those that applied to each such Transferred Employee prior to the Closing Date, including with respect to target incentive opportunities, applicable performance metrics and service requirements; provided that the amount of Cash Incentive Compensation actually paid by the Purchasers and their Subsidiaries (including the Purchased Entities) to Transferred Employees shall be not less than the accrued amount of Cash Incentive Compensation included in Closing Working Capital.

Section 6.7Labor Matters.

(a)Seller shall, and shall cause its Subsidiaries to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, provide information to, consult or bargain with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor organization, labor board, employee group or representative, or Governmental Entity (with respect to labor and similar matters) where so required under applicable Law and the Purchasers shall reasonably cooperate with the foregoing. Seller shall regularly review with the Purchasers the progress of the notifications, consultations and negotiations with each works council, union, labor organization, labor board, employee group or representative and such Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, timely comply with all applicable Laws, directives and regulations relating to the Business Employees and any Collective Bargaining Agreements, and the Purchasers shall reasonably cooperate with respect to the foregoing. The Purchasers or their applicable Subsidiaries shall, subject to bargaining with the unions to the extent required by applicable Law, assume the Collective Bargaining Agreements set forth on Section 3.20(b) of the Seller Disclosure Schedules effective as of the Closing, and shall, or shall cause their Subsidiaries to, be responsible for all Liabilities arising thereunder. The Purchasers shall, or shall cause their Subsidiaries to, be responsible for all Liabilities arising under and otherwise honor any Collective Bargaining Agreements which any Purchased Entity is party to, until its expiration, modification or termination in accordance with its terms or applicable Law. The Purchasers shall, or shall cause its Subsidiaries to, join any industrial, employer or similar association or federation if membership is required for the applicable Collective Bargaining Agreement to continue to apply. Seller shall use commercially reasonable efforts to negotiate a one-year extension with each applicable union with respect to each Collective Bargaining Agreement set forth on Section 3.20(b) of the Seller Disclosure Schedules. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Transferred Employee covered by a Collective Bargaining Agreement will be governed by the applicable Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms or applicable Law.

(b)On the Closing, Seller shall provide the Purchasers with a list setting forth termination date and work location, the job title of each employee or former employee of the Seller Entities who have suffered an “employment loss” under the WARN Act at any site of employment where a Business Employee is located within the ninety (90) days immediately preceding the Closing Date.

Section 6.8Workers’ Compensation. Seller and its Subsidiaries (other than the Purchased Entities) shall be responsible for all workers’ compensation benefits payable to or on behalf of the Transferred Employees based on a Workers’ Compensation Event that occurs prior to the Closing Date. The Purchasers or their Subsidiaries (including, after the Closing Date, the Purchased Entities) shall be responsible for all workers’ compensation benefits payable to or on behalf of the U.S. Business Employees based on a Workers Compensation Event that occurs on or after the Closing Date. Claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs (a “Workers’ Compensation Event”). Notwithstanding the foregoing or anything to the contrary in this Agreement, with respect to any facts, events, circumstances or occurrences, known or unknown, related to or arising out of the Business Employees or Business Contingent Workers that occurred (in whole or in part) at or prior to the Closing that are covered by or insured under any employment practices liability insurance policies of Seller or any of its Subsidiaries, the Purchasers and their Subsidiaries (including, for the avoidance of doubt, from and after the Closing, the Purchased Entities) may make claims, to the extent such claims relate to or arise out of facts, events, circumstances or occurrences occurring at or prior to the Closing, under any such policies and programs, and Seller shall, and shall cause its Subsidiaries to, (i) take such actions as may be requested by a Purchaser in connection with the tendering of such claims to the applicable insurers under such policy or program, the pursuit of such claims or the collection of any losses, to the extent available under such policy or program, and (ii) provide the Purchasers or an Subsidiary thereof designated in writing by the Purchasers with the proceeds it realizes with respect to such claims.

Section 6.9Immigration Compliance. The applicable Purchaser and Seller shall, or shall cause their respective Subsidiaries to, cooperate to ensure that any foreign national who requires a visa in order to work for Seller or its Subsidiaries in his or her current position may continue to work in such position as a Transferred Employee on and following the Closing Date. To the extent any such visas cannot be transferred as of Closing, the applicable Purchaser and Seller will enter into an employee leasing arrangement such that such Purchaser may benefit from the services of any such Business Employee until their visa is transferred to a Purchaser or one of its Subsidiaries.

Section 6.10Assignment and Transfer of Business Contingent Worker. Effective as of no later than the Closing Date, the Parties shall use commercially reasonable efforts to take such actions as are necessary to ensure that the Contract of services of each Business Contingent Worker located in a jurisdiction where there is a Purchased Entity is transferred to a Purchased Entity no later than immediately prior to the Closing Date. Each of the Parties agrees to execute, and to seek to have the applicable Business Contingent Worker execute, such documentation, if any, as may be necessary to reflect such assignment and/or transfer. Each Contract of services of each Business Contingent Worker located in a jurisdiction where there is not a Purchased Entity (collectively, the “Business Contingent Worker Contracts”) shall constitute a Specified Business Contract and be transferred in accordance with Section 2.4.

Section 6.11Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from a Purchaser or its Subsidiaries to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review of Seller.

Section 6.12Employee Restrictive Covenants. Seller agrees that, notwithstanding the terms of any noncompetition, customer non-solicit or other restrictive covenant obligation between Seller or its Subsidiaries and a Transferred Employee, such Transferred Employee shall be permitted to provide services to the Purchasers and their Subsidiaries following the Closing, and Seller and its Subsidiaries will not seek to enforce the terms of any such restrictive covenant following the Closing with respect to such Transferred Employee’s services to the Purchasers and their Subsidiaries, in each case solely with respect to the Business.

Section 6.13Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Subsidiaries, any Business Employee, any Former Employee or any Transferred Employee, who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller or any of its Subsidiaries, nor any Business Employee, Former Employee or Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against any Purchaser, Seller or any of their respective Subsidiaries under this Article VI.

ARTICLE VII

CERTAIN TAX MATTERS

Section 7.1Cooperation and Exchange of Information.

(a)From and after the Closing, each Party shall, and shall cause its Subsidiaries to, provide to the other Party such cooperation, documentation and information relating to the Purchased Entities or the Purchased Assets as either of them may reasonably request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Notwithstanding anything to the contrary in this Agreement, such cooperation shall not include disclosure of, and neither the Purchasers nor any of their Subsidiaries shall be entitled to, any Tax Return (or copy thereof) of Seller, any Seller Entity or any of their respective Subsidiaries (other than a Purchased Entity) or the Seller Group. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Pre-Closing Tax Periods until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (ii) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

Section 7.2Tax Sharing Agreements. Seller shall terminate or cause to be terminated, on or before the Closing Date, the rights and obligations of the Purchased Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Purchased Entities, on the one hand, and Seller or any of its Subsidiaries (other than the Purchased Entities), on the other hand, are parties such that neither Seller nor any of its Subsidiaries (other than the Purchased Entities), on the one hand, nor any of the Purchased Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.3Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), Seller, the Purchasers, the Purchased Entities and their respective Subsidiaries shall treat any and all payments under Section 2.9 and Article X (and any other indemnity payments under this Agreement) as an adjustment to the purchase price for Tax purposes.

Section 7.4Elections. Notwithstanding anything herein to the contrary, the Purchasers shall not and shall cause their Subsidiaries (including, after the Closing, the Purchased Entities) not to (a) make any election with respect to any Purchased Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Purchased Entity, which election or change would be effective on or prior to the Closing Date or (b) take any other action or engage in any transaction that would reasonably be expected to increase Taxes included as a liability in the Separate Company Accrued Tax Amount or the WC Adjustment Amount.

Section 7.5Transfer Taxes and VAT/GST. Notwithstanding anything in this Agreement to the contrary, (a) each of Seller, on the one hand, and the Purchasers, on the other hand, shall be responsible for fifty percent (50%) of any Transfer Taxes and (b) Purchasers shall be responsible for any VAT/GST. The Party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes (or paying any such Transfer Taxes) shall prepare and timely file such Tax Returns (and pay such Transfer Taxes) and promptly provide a copy of such Tax Return to the other Party and such other Party shall reimburse the filing Party for its share of any such Transfer Taxes paid by the filing Party that are required to be borne by the other Party pursuant to clause (a) of the preceding sentence. Purchasers shall pay to Seller (or its relevant Affiliates), in addition to the consideration otherwise payable, any VAT/GST upon receipt from Seller of a proper invoice. Seller and the Purchasers shall, and shall cause their respective Subsidiaries to, cooperate (y) to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes or VAT/GST imposed on any transaction or supply contemplated by this Agreement, including any available claim for exemption or exclusion from the application or imposition of any Transfer Taxes or any such VAT/GST, and (z) to structure any transaction or supply contemplated by this Agreement so as to minimize Transfer Taxes and VAT/GST.

Section 7.6Italian VAT Receivable. Seller shall have the right to control any claim for refund and any Tax Proceeding, in each case, relating to the Italian VAT Receivable, and the Purchasers shall provide Seller with any information and cooperation reasonably required in connection with any such claim for refund or Tax Proceeding, including by causing the Italian Purchased Entity to provide Seller with a power of attorney to represent the Italian Purchased Entity in any such Tax Proceeding. In connection with any such Tax Proceeding, Seller shall timely provide the Purchasers with copies of all written communications and documents received, provide the Purchasers with a reasonable advance opportunity to comment on any written submissions, and allow the Purchasers to participate in any such Tax Proceeding at the Purchasers’ sole cost and expense. Any Taxes incurred by Purchasers or any of their Affiliates (including the Purchased Entities) in connection with obtaining or transferring the benefit of the Italian VAT Receivable to Seller shall be the responsibility of Seller.

Section 7.7Straddle Period. In the case of any Straddle Period of a Purchased Entity, (i) the amount of any Income Taxes which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) the amount of Taxes other than Income Taxes which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

Section 7.8Certain Tax Refunds. If a Purchaser or a Purchased Entity receives after the Closing Date a refund in cash (or a credit against Income Taxes otherwise payable, in lieu of a refund in cash) from a Taxing Authority that is specifically identified on Section 7.8 of the Seller Disclosure Schedule(which Seller shall be permitted to update prior to the Closing), in each case, such Purchaser shall (or shall cause the applicable Purchased Entity) pay to the applicable Seller Entity no later than thirty (30) days after receipt the amount of such refund that it actually receives in cash (or applies such credit to reduce Income Taxes otherwise payable), in each case, net of any third-party out-of-pocket costs or expenses (including Tax costs) incurred in connection with obtaining, claiming or paying over such amount. If any such refund or credit paid over to a Seller Entity is subsequently disallowed by a Taxing Authority within the two (2) year period ending after the payment of an associated amount to a Seller Entity pursuant to this paragraph, the Seller Entities shall return such amount to the applicable Purchaser or the applicable Purchased Entity within thirty (30) days of notification of such disallowance. Notwithstanding the forgoing, no Seller Entity shall be entitled to any refund to the extent that it (i) is attributable to the carryback of any Tax attribute generated in a taxable period (or portion thereof) beginning after the Closing Date, (ii) arises from an adjustment that results in an increase in Taxes imposed on Purchaser and its Subsidiaries, or a reduction of Tax benefits, in each case, in any Tax period or portion thereof beginning after the Closing or (iii) is received by a Purchaser or a Purchased Entity following the second (2nd) anniversary of the Closing Date.

For the avoidance of doubt, this Section 7.8 shall not apply to the Italian VAT Receivable or Tax refunds that are Excluded Assets.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchasers to effect the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Seller and Purchasers at or prior to the Closing of the following conditions:

(a)Regulatory Approvals. Any waiting period under the HSR Act applicable to the consummation of the Transaction or the other transactions contemplated by this Agreement shall have expired or been terminated, and any other Regulatory Approvals required to be obtained prior to the Closing under the Regulatory Laws of the jurisdictions listed on Section 8.1(a) of the Seller Disclosure Schedules shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated) (collectively, the “Required Approvals”).

(b)No Injunctions or Restraints. No Law or Judgment issued by any Governmental Entity of competent jurisdiction shall have been promulgated or entered and remain in effect which prevents, prohibits or restrains the consummation of the Closing.

Section 8.2Conditions to Obligations of Purchasers to Close. The obligation of Purchasers to effect the Closing is subject to the satisfaction (or waiver by Purchasers) at or prior to the Closing of the following additional conditions:

(a)Representations and Warranties.

(i)The representations and warranties made by Seller contained in Section 3.2(b) and Section 3.2(c) (Purchased Entities; Capital Structure) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(ii)(A) The Seller Fundamental Representations (other than those contained in Section 3.2(b) and Section 3.2(c) (Purchased Entities; Capital Structure)) that are qualified by “materiality” or “Material Adverse Effect” limitations shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date) and (B) the Seller Fundamental Representations that are not qualified by any “materiality” or “Material Adverse Effect” limitations shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(iii)The representations and warranties of Seller contained in Article III (other than the Seller Fundamental Representations and other than as set forth in the following sentence) shall be true and correct (without giving effect to any “materiality” or “Business Material Adverse Effect” limitations set forth therein) as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Business Material Adverse Effect. The representation and warranty of Seller set forth in Section 3.8(b) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date.

(b)Performance of Obligations of Seller. The covenants and agreements of Seller to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed and complied with in all material respects.

(c)Officer’s Certificate. The Purchasers shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.

(d)No Business Material Adverse Effect. Since the date of this Agreement, there shall not have been a Business Material Adverse Effect that is continuing as of the Closing Date.

Section 8.3Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a)Representations and Warranties. The representations and warranties of the Purchasers contained in Article IV (other than as set forth in the following sentence) shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. The representations and warranties of the Purchasers set forth in Section 4.1, Section 4.2 and Section 4.8 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(b)Performance of Obligations of Purchasers. The covenants and agreements of the Purchasers to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed and complied with in all material respects.

(c)Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of the Purchasers by an executive officer of the Purchasers, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION; EFFECT OF TERMINATION

Section 9.1Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)by mutual written consent of Seller and the Purchasers;

(b)by Seller, if the Purchasers shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement, and such breach would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Seller has notified the Purchasers of such breach stating Seller’s intention to terminate this Agreement pursuant to this Section 9.1(b) and the basis for such termination and (ii) the Outside Date; provided that Seller shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if Seller has breached any of its representations, warranties, covenants or agreements contained in this Agreement, in each case, such that any condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(c)by the Purchasers, if Seller shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement, and such breach would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that the Purchasers have notified Seller of such breach stating the Purchasers’ intention to terminate this Agreement pursuant to this Section 9.1(c) and the basis for such termination and (ii) the Outside Date; provided that the Purchasers shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the Purchasers have breached any of its representations, warranties, covenants or agreements contained in this Agreement, in each case such that any condition set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d)by Seller or by the Purchasers, subject to Section 11.7, if the Closing shall not have occurred on or prior to 11:59 p.m. (New York City time) on January 28, 2025 (the “Outside Date”); provided that if all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (solely if the Law or Judgment relates to any Regulatory Laws), shall have been satisfied or waived or shall be capable of being satisfied on such date if Closing were to take place on such date, then the Outside Date shall automatically be extended to 11:59 p.m. (New York City time) on April 28, 2025, which date shall thereafter be deemed to be the Outside Date; provided, that, the Purchasers and Seller shall amend the Outside Date to a date no earlier than July 28, 2025 if the Purchasers are able to obtain the extension under the Commitment Letter pursuant to Section 5.7(a)(y); provided, further, that (x) if all of the conditions set forth in Article VIII shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but (y) the Closing would thereafter occur in accordance with Section 2.3 on a date (the “Specified Date”) that occurs after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date (which, for the avoidance of doubt, will not be greater than four (4) Business Days after Closing pursuant to Section 2.3) and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose failure to perform any covenant or agreement under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(e)by Seller or by the Purchasers, if a Judgment issued by a Governmental Entity of competent jurisdiction shall have become final and nonappealable, permanently enjoining or otherwise permanently preventing the consummation of the Transaction; provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose failure to perform any covenant or agreement under this Agreement has been the primary cause of, or resulted in, the issuance of such Judgment.

Section 9.2Effect of Termination. If this Agreement is terminated as described in Section 9.1, this Agreement shall become null and void and of no further force and effect, without any Liability or obligation on the part of any Party or its Affiliates; provided that the last sentence of Section 5.8(d) and the provisions of Section 5.1(e), Section 5.3(a), Section 5.8(b), Section 5.19(c), this Section 9.2, Section 9.3 and Article XI shall remain in full force and effect (the “Surviving Obligations”); and provided, further, that nothing in this Section 9.2 shall release or relieve any Party from any Liability for any fraud or willful and material breach by such Party occurring prior to the termination of this Agreement. For the purposes of this Agreement, “willful and material breach” means a willful and material breach of this Agreement that is the consequence of an intentional act or intentional failure to act by a Party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement. For the purposes of this Agreement, “fraud” means an actual and intentional common law fraud (and not constructive fraud or negligent or reckless misrepresentation or a similar theory) under Delaware law with respect to the representations and warranties set forth in Article III or Article IV of this Agreement and in any certificate delivered in connection with this Agreement.

Section 9.3Notice of Termination. In the event of termination by Seller or the Purchasers pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

ARTICLE X

INDEMNIFICATION

Section 10.1Survival.

(a)The representations and warranties of Seller contained in this Agreement and in any certificate delivered hereunder (and any rights arising out of any breach of such representations and warranties) shall not survive the Closing and shall terminate at the Closing, and, following the Closing, neither Seller nor any of its Affiliates or any other Person shall have any Liability with respect to any of such representations or warranties.

(b)The representations and warranties of the Purchasers contained in this Agreement and in any certificate delivered hereunder (and any rights arising out of any breach of such representations and warranties) shall not survive the Closing and shall terminate at the Closing, and, following the Closing, neither the Purchasers nor any of their Affiliates or any other Person shall have any Liability with respect to any of such representations or warranties.

(c)The covenants and agreements contained in this Agreement that require performance prior to the Closing (and any rights arising out of any breach of such covenants and agreements) shall not survive the Closing and shall terminate at the Closing, and, following the Closing, neither Party nor any of its respective Affiliates or any other Person shall have any Liability with respect to any breach of any such covenants and agreements. The covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing for the period provided in such covenants and agreements, if any, or until fully performed. The obligation of Seller to retain, and indemnify and hold harmless the Purchaser Indemnified Parties for, any Retained Liabilities, and the obligation of the Purchasers to assume, and indemnify and hold harmless the Seller Indemnified Parties for, any Assumed Liabilities, as well as any covenants and agreements of the Parties that by their terms provide for indemnification or reimbursement or allocate fees, payments, costs or expenses as between the Parties, shall survive the Closing indefinitely.

(d)No Person shall be entitled to indemnification, and no Proceeding seeking to recover Covered Losses or other relief shall be commenced or maintained, after the end of the relevant survival period set forth herein, unless a claim for indemnification with respect thereto has previously been made in accordance with this Agreement. Notwithstanding anything to the contrary set forth in this Agreement or in any Ancillary Agreement, nothing in this Agreement or in any Ancillary Agreement shall limit or prevent any claims in respect of fraud.

Section 10.2Indemnification by Seller.

(a)Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify and hold harmless the Purchasers and their Affiliates and their respective Representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent resulting from (i) any breach of any covenant or agreement of Seller contained in this Agreement that survives the Closing, for the period it survives or (ii) any Retained Liabilities.

(b)Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses to the extent that such Covered Losses are reflected, reserved, accrued, recorded or included in the Closing Working Capital or the Closing Indebtedness as finally determined pursuant to this Agreement.

Section 10.3Indemnification by Purchasers. Subject to the provisions of this Article X, effective as of and after the Closing, the Purchasers shall, severally and jointly, indemnify and hold harmless Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent resulting from (i) any breach of any covenant or agreement of a Purchaser contained in this Agreement that survives the Closing, for the period it survives or (ii) any Assumed Liabilities.

Section 10.4Procedures.

(a)Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Proceeding against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Proceeding (a “Third-Party Claim”), indicating, with reasonable specificity, the nature of such Third-Party Claim, the basis therefor, a copy of any documentation received from the third party, the amount and calculation of the Covered Losses for which the Indemnified Party is entitled to indemnification under this Article X (and a good-faith estimate of any such future Covered Losses relating thereto), and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice and to tender the defense of the Proceeding in a timely manner pursuant to this Section 10.4(a) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby.

(b)With respect to any Third-Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing, of such Third-Party Claim and any Third-Party Claims related to the same or a substantially similar set of facts; provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third-Party Claim if such Third-Party Claim seeks (i) an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages, or (ii) a finding or admission of violation of Law (including any Third-Party Claim seeking to impose criminal fines, penalties or sanctions) or any Judgment of a Governmental Entity against the Indemnified Party. If the Indemnifying Party so undertakes to control and defend any such Third-Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third-Party Claim; provided, however, that the Indemnifying Party shall not settle any such Third-Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement does not involve any injunctive relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, and any money damages are borne solely by the Indemnifying Party. Subject to the foregoing, the Indemnified Party shall have the right to employ separate legal counsel and to participate in but not control the defense of such Proceeding at its own cost and expense; provided that, subject to the provisions of this Article X, the Indemnifying Party shall bear the reasonable fees of one firm of legal counsel (and one additional firm of legal counsel in each jurisdiction implicated in such Proceeding) representing all Indemnified Parties in such Proceeding and all related Proceedings, if, but only if, the defendants in such Proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of legal counsel, that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Proceeding. In any event, the Indemnified Party shall cause its legal counsel to reasonably cooperate with the Indemnifying Party and its legal counsel and shall not assert any position in any Proceeding inconsistent with that asserted by the Indemnifying Party. No Indemnified Party may settle any Third-Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third-Party Claim, it shall nevertheless be entitled to participate in the defense of such Proceeding at its own cost and expense, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third-Party Claim. Anything herein to the contrary notwithstanding, Seller shall have the exclusive right to control any Proceeding relating to Excluded Taxes.

(c)In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third-Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Covered Losses for which the Indemnified Party is entitled to indemnification under this Article X (and a good-faith estimate of any such future Covered Losses relating thereto), and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.4(c) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 11.8.

Section 10.5Exclusive Remedy and Release. The Purchasers and Seller acknowledge and agree that, except with respect to claims under any Ancillary Agreement (which shall be governed exclusively by such Ancillary Agreement), claims seeking specific performance or other equitable relief with respect to covenants or agreements to be performed after the Closing, and claims for fraud, following the Closing, the indemnification provisions of Section 10.2 and Section 10.3 shall be the sole and exclusive remedies of the Purchasers and Seller, respectively, and any of their respective Affiliates, for any Liabilities (including in respect of any claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any Party, or any breach of or failure by any Party to perform or comply with any covenant or agreement in this Agreement and the other Transaction Documents. Other than claims in respect of fraud, the Purchasers acknowledge and agree that they are relying exclusively on, and their sole recourse for any actual or alleged breach of any representation or warranty will be, the R&W Insurance Policy. In furtherance of the foregoing, and subject to the indemnification provisions of this Article X or with respect to fraud, from and after the Closing, the Parties hereby waive, on behalf of themselves and their Affiliates, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of its Affiliates, or the Purchasers or any of their Affiliates, as the case may be, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.6Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any (a) net cash Tax benefit actually recognized by a Purchased Entity in the country of its organization during the taxable year of the Covered Loss or the immediately succeeding taxable year (a “Tax Benefit”) and (b) third-party insurance or indemnity, contribution or similar proceeds that have been recovered (net of the deductible for such insurance policy, costs of enforcement and any Taxes or other expenses incurred in connection with such recovery) by the Indemnified Party or its Affiliates in connection with such Covered Loss (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such Covered Loss are received subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and causes its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification hereunder. To the extent any indemnification payment made to any Indemnified Party does not take into account any Tax Benefit that is subsequently realized by such Indemnified Party, such Indemnified Party shall pay the amount of such Tax Benefit to the Indemnifying Party. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party and otherwise cooperate with the Indemnifying Party in seeking recovery thereunder.

Section 10.7Mitigation. Each of the Parties agrees to use, and to cause its Affiliates to use, its commercially reasonable efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder (provided, however, that the foregoing shall not require any party to initiate or pursue any Proceeding against third parties, other than taking the relevant administrative steps to file for or make ordinary course claims under insurance policies, in respect of such Covered Losses).

ARTICLE XI

GENERAL PROVISIONS

Section 11.1Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter. In the event of a conflict between the terms of this Agreement and the terms of any Transaction Document, the terms of this Agreement shall control.

Section 11.2Disclosure Schedules. The Seller Disclosure Schedules and the Purchaser Disclosure Schedules, and all schedules attached thereto, and all Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. Any information, item or other disclosure set forth in any Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be, shall be deemed to be disclosed with respect to any other Section of this Agreement (or to have been set forth in any other Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be), if the relevance of such disclosure to such other Section is reasonably apparent on its face, notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as applicable, in such Section of this Agreement.

Section 11.3Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any attempted assignment in violation of this Section 11.3 shall be void. Notwithstanding anything to the contrary contained herein, (a) either Party may assign its rights and obligations (in whole or in part) under this Agreement to any of its Subsidiaries (and for the avoidance of doubt, in the case of each Purchaser, to any Subsidiary of Purchaser 1) or, following the Closing, to any third party who purchases directly or indirectly a majority of the equity interests or assets of Purchasers or the Purchased Entities without prior written consent, and (b) each Purchaser may make a collateral assignment of all or any part of its rights and obligations under this Agreement to any of its Subsidiaries, financing sources (or agent therefor) without prior written consent (provided that any assignment of obligations pursuant to this sentence shall only release the assigning party from such obligations to the extent actually performed and shall not impede or delay the consummation of the Transaction or the other transactions contemplated hereby). In the event any such assignment by a Purchaser results in any incremental withholding of Taxes from the consideration payable to Seller, Purchasers shall pay such additional amounts as are necessary to ensure that Seller receives the amounts it would have received absent such incremental withholding. Any attempted assignment in violation of this Section 11.3 will be void. Notwithstanding anything to the contrary contained herein, the Purchasers’ potential financing sources will be express third-party beneficiaries of, and will be entitled to rely on and may enforce, the provisions of this Section 11.3. Subject to the preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

Section 11.4Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. By an instrument in writing, Purchasers, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other Party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 11.5No Third-Party Beneficiaries. Except for Section 5.7, Section 10.2 Section 10.3 and Section 11.15, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given in the form of an email transmission (unless the sender receives a non-delivery message), and shall be directed to the address set forth below (or at such other address or email address as such Party shall designate by like notice):

(a)if to Purchasers:

Phibro Animal Health Corporation

300 Frank W. Burr Blvd., Suite 21

Teaneck, NJ 07666

Attention:   Daniel Bendheim, Judith Weinstein

Email:  Daniel.Bendheim@pahc.com

             Judith.Weinstein@pahc.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:   Daniel Wolf, P.C.

                   Keri Schick Norton, P.C.

Email:   Daniel.Wolf@kirkland.com

              Keri.SchickNorton@kirkland.com

(b)if to Seller:

Zoetis Inc.

10 Sylvan Way

Parsippany, New Jersey 07054

Attention:   General Counsel

E-mail: LegalNotices@zoetis.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:   Igor Kirman, Esq.

                   Meng Lu, Esq.

Email:   IKirman@wlrk.com

              MLu@wlrk.com

Section 11.7Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that each of the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any such award is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such remedy. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.7 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 11.7 prior to or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination).

Section 11.8Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (a) in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over the applicable Proceeding, any state or federal court within the State of

Delaware; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the above-named courts; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than the above-named courts, (iii) should be stayed by reason of the pendency of some other proceeding in any court other than the above-named courts or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each Party agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 11.6.

Section 11.9Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.10Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party and delivered (by facsimile, email, or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 11.12Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the Party incurring such expense.

Section 11.13Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included or not included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either Party or any of its Affiliates, in any Proceeding or action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto and the words “date hereof” refer to the date of this Agreement; (d) references to “Dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller and Purchasers have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the Parties or the parties thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (n) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date; (o) to the extent that this Agreement or any other Transaction Document requires a Subsidiary or an Affiliate of any Party to take or omit to take any action, such covenant or agreement includes the obligation of such Party to cause such Subsidiary or Affiliate to take or omit to take such action; (p) the words “made available to Purchasers” or “delivered to Purchasers” or words of similar import refer to materials posted to the virtual data room hosted by Intralinks located at intralinks.com (Project Delta) at least one (1) Business Day prior to the date of this Agreement; (q) the word “extent” in the phrase “to the extent” shall mean only the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (r) any reference to “fiscal year” or “year ended December 31” with respect to the Business or the Purchased Entities shall be to the twelve (12) months ended December 31 in the case of U.S. entities and November 30 in the case of non-U.S. entities; (s) any reference to Purchasers shall mean any or all of the Purchasers unless the context otherwise requires; and (t) whenever the words “ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice”.

Section 11.14Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)Each Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entities, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates, or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving the negotiation, documentation and consummation of this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with the negotiation, documentation and consummation of this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b)Each Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entities, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with such Purchaser or its Affiliates (including, following the Closing, any Purchased Entity), including in respect of any claim for indemnification by a Purchaser Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and its Affiliates and that Seller, and not any Purchaser or its Affiliates or the Purchased Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchasers or their Affiliates, including the Purchased Entities, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of any Purchaser or its Affiliates (including the Purchased Entities), and none of Purchasers nor their Affiliates, including, following the Closing, the Purchased Entities, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to either Purchaser or their Affiliates, including, following the Closing, the Purchased Entities, or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between a Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, such Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, may assert the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege to prevent disclosure of confidential communications by the Current Representation.

Section 11.15Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Parties shall have any liability to Seller or any of its Subsidiaries or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement or the Financing, and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.15 and that this Section 11.15 may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 11.15 shall in any way limit or modify the rights and obligations of any Purchaser under this Agreement, or any Financing Party’s obligations to the Purchasers under the Commitment Letter.

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IN WITNESS WHEREOF, Seller and the Purchasers have duly executed this Agreement as of the date first written above.

ZOETIS INC.

By:	/s/ Kristin Peck
Name:	Kristin C. Peck
Title:	Chief Executive Officer and Director

[Signature Page to Purchase and Sale Agreement]

PHIBRO ANIMAL HEALTH CORPORATION

By:	/s/ Jack Bendheim
Name:	Jack Bendheim
Title:	President & Chief Executive Officer

PHIBRO ANIMAL HEALTH S.A.

By:	/s/ Jack Bendheim
Name:	Jack Bendheim
Title:	Director

[Signature Page to Purchase and Sale Agreement]